Filed Pursuant to Rule 424(b)(1)
                                             File Number 333-70961
                                                         333-75873

                            [VALUE AMERICA LOGO HERE]




                               5,500,000 SHARES


                                 COMMON STOCK


     Value America, Inc. is offering 5,500,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "VUSA."

                             ---------------------
                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                             ---------------------

                                                    PER SHARE         TOTAL
                                                   -----------   ---------------
Public offering price ..........................     $ 23.00      $126,500,000
Underwriting discounts and commission ..........     $  1.61      $  8,855,000
Proceeds to Value America, Inc. ................     $ 21.39      $117,645,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Two of our executive officers have granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of common stock to cover over-allotments.


                             ---------------------

BANCBOSTON ROBERTSON STEPHENS



         VOLPE BROWN WHELAN & COMPANY


                             THE ROBINSON-HUMPHREY COMPANY


                 THE DATE OF THIS PROSPECTUS IS APRIL 8, 1999.

     [Reproduction of page from Value America Web site showing logos of products

     "Value America -- Value America Shopping By Brand, Page 2 -- Microsoft Internet Explorer" appears on the top line.

     Guide words "File," "Edit," "View," "Go," Favorites" and "Help" appear on the next line.

     Guide words "Back," "Forward," "Stop," "Refresh," "Home," "Search," "Favorites," "History," "Channels," "Fullscreen" and "Mail," together with icons, appear on the next line.

     The words "Address," "http://www.valueamerica.com/thecompanywekeep" and "Links" appear on the next line.

     In the principal portion of the page, the word "Help" appears in the upper lefthand corner and the Value America logo appears in the upper righthand corner. A photograph depicting a family is located in the center of the top line.

     Guide words "Search," "Shopping List," "Sign In," "Account Info," "Checkout," "Help" and "Pick a Department" appear on the next line.

     The words "Main" and "Help" and the phrase "We're known by the company we keep..." appear on the next line.

     The caption "We're known by the company we keep..." is above names and logos for the following:


IBM
Hewlett-Packard Expanding Possibilities
Amana
3Com U.S. Robotics
Microsoft
Panasonic
Canon
Philips Magnavox
GE Appliances
FujiFilm
Hitachi Mobilized Computing
Weber
JVC
DeLonghi
Pendaflex
Compaq
Epson
zenith
Samsung
Kensington
Seiko
Casio
NEC
Olympus
Polaroid
Bushnell
Norelco
Singer
Avery
Oxford
Delta
Skil
3M
Rawlings
RCA

Pitney Bowes
Spalding
Taylor Made
brother
BIC
TearDrop Golf
KitchenAid
West Bend
Imation
Acco Brands
Titleist
Ames
Hoover
Toshiba
Sony
Braun
Wilson
Technics
Altec Lansing
shopovac corporation
Ram Golf
Armour Golf
Sharp
Callaway Golf
Pulsar
Kodak ds
adidas
Hammermill Papers
Mitsubishi Mobile Computing
Sanyo
Newell Office Products
Black & Decker
Vidal Sasoon
Lexmark
iomega


The phrases "The company we keep" and "Internet zone" appear at the bottom of the page.]

[Two-page presentation combining text, photographs and drawings under heading containing Value America logo, with the slogan "The Marketplace for a New Millennium"]

     Value America delivers what customers want most. Quality products: from over 1,000 trusted brands. Selection: choices from technology to office products, from consumer electronics to jewelry. Value: Internet technology enables Value America to sell the best for less. Service: personalized customer assistance makes shopping fast and easy. Convenience: Value America's store is in the home and on the desk at work. Information: interactive multimedia presentations communicate each product's features and benefits.


SHOPPING SMARTER

     Value America is a smart way to shop. Multimedia product presentations help customers make better buying decisions. [Photograph depicting individuals using computer]


50 MILLION LOCATIONS. THERE'S ONE NEAR YOU.

     Value America can be reached at www.va.com. Customers can shop from their homes or offices, 24 hours a day, 7 days a week. [Simulation of screen from the Value America Web site]


BENEFITS OF MEMBERSHIP

     Everyone is welcome, but members enjoy special privileges, starting with lower prices. The personal shopping assistance they receive helps them keep track of their receipts, warranties, related products, important dates, and discounts, and makes checkout faster and easier. [Simulation of screen from the Value America Web site]


BRAND LOYALTY

     Value America sells over 1,000 brands in numerous product categories. We allow customers to shop in exclusive departments arranged by brand. [Simulation of screen from the Value America Web site]


SHOP YOUR WAY

     How many retailers are willing to rearrange their entire store for each shopper? Value America does just that. Customers can shop within each category by product, by brand name, or by what's on sale. [Simulation of screen from Value America Web site]


INTERACTIVITY

     Value America is not a collection of static catalog Web pages. Everything is dynamically assembled and presented to each individual customer from our database using Value America's proprietary authoring and administration software. [Simulation of screen from the Value America Web site]


BE SELECTIVE

     Value America is a factory authorized reseller for many brands. Our broad product assortment ensures that customers can make the right choice, because they actually have a choice! [Simulation of screen from the Value America Web site]


REASONS TO BUY

     Value America's multimedia product presentations provide insights into the products' features, benefits, applications and use. [Simulation of screen from the Value America Web site]

MULTIMEDIA SHOPPING

     Product presentations are researched and written in-house, and are empowered by our exclusive Internet authoring system. The presentations include copy, photographs and illustrations. Many include automatically-launched audio streams. Some even contain a video demonstration, streamed in real time. [Photograph of television, with caption "Projection Televisions"]


PRODUCT PURCHASING INFORMATION

     Each product category is introduced with a list of the products available in that category. This list features a small photo, a short description and the price. Selecting an item reveals detailed specifications, features, options and a close-up photo, as well as access to its multimedia product presentation. It's easy to make one-on-one comparisons. The store helps shoppers make intelligent, informed decisions about their purchases. [Simulation of screen from Value America Web site]


OUR FIRST NAME IS VALUE

     Value America's customers enjoy the benefits of its low overhead and aggressive pricing.


VALUE DOLLARS

     When members make purchases, they earn Value Dollars that can be used to buy products the next time they shop. Value Dollars encourage frequent visits and increase customer value. [Drawing of coins]


BUYING IS EASY

     Value America holds customers' selections until they are ready to check out. The database remembers a member's favorite shipping and billing addresses as well as most of their credit card information. This data remains encrypted and behind firewalls to maximize security. [Photograph depicting woman using computer]


CHARITY DOLLARS

     We think it's important to give something back. One percent is donated to a charity of the member's choice. [Drawing of a heart]


DOING BUSINESS

     We serve customers better by serving brands better. Our brand relationships provide four things we believe manufacturers want most. They want to broaden their distribution, and at the same time create closer customer contact. They want to present and sell their products based on the products' merits, not on price alone. They want to operate more efficiently. To accomplish this, Value America has created an automated and informative link to bring people and products together. [Photograph depicting people working]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.




                                ----------------


                                TABLE OF CONTENTS



                                                                                          PAGE
                                                                                         -----
Summary ..............................................................................    4
Risk Factors .........................................................................    7
Use of Proceeds ......................................................................   17
Dividend Policy ......................................................................   17
Capitalization .......................................................................   18
Dilution .............................................................................   19
Selected Financial Data ..............................................................   21
Management's Discussion and Analysis of Financial Condition and Results of Operations    22
Business .............................................................................   30
Management ...........................................................................   47
Certain Transactions .................................................................   63
Principal Stockholders ...............................................................   66
Description of Capital Stock .........................................................   68
Shares Eligible for Future Sale ......................................................   74
Underwriting .........................................................................   75
Legal Matters ........................................................................   77
Experts ..............................................................................   77
Where You Can Find More Information ..................................................   77
Index to Financial Statements ........................................................   F-1

                               ----------------

     VALUE AMERICA is our registered service mark. All other service marks, trademarks or trade names referred to in this prospectus are the property of their respective owners.

                                    SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.


                                  OUR COMPANY

     Value America is an Internet retailer offering a wide selection of technology, office and consumer products through our online store at WWW.VALUEAMERICA.COM and WWW.VA.COM. We sell brand name goods from manufacturers in many industries, including goods from Hewlett-Packard, IBM, Olympus, Panasonic and Weber. Customers can take advantage of our online store format by shopping at their convenience and purchasing brand name products at value prices. Our store features information-rich, multi-media product presentations that help consumers make informed buying decisions. Manufacturers can benefit from these presentations because the features and benefits of their products are communicated directly to consumers. Our store provides manufacturers with ready access to the large and growing base of online consumers. We promote our online store in newspapers, magazines, direct mailings, and television and radio commercials, as well as through Internet portals. We earn revenues principally from the sale of products. We also receive revenues from manufacturers for the creation of product presentations for our online store.


                                 OUR INDUSTRY

     In recent years, a number of companies have introduced new business models that have significantly altered the competitive environment in the retailing industry. Superstore retailers such as Circuit City and Staples seek to attract customers by emphasizing a broad selection of merchandise in a single industry. Volume discount retailers such as Sam's Wholesale Club and Price/Costco generally seek to attract customers by offering very low prices on a limited selection of products and with little or no traditional retail service. In order to remain competitive, many traditional retailers have responded by lowering prices and seeking to reduce costs by offering lower quality merchandise and employing fewer and less experienced customer service and sales employees.

     The market for electronic commerce is large and growing, and electronic commerce has the potential to further alter the competitive environment in the retailing industry. One industry research firm estimates that the total value of goods and services purchased over the Internet by individuals, businesses and governmental agencies ranged between $55 billion and $80 billion in 1998 and projects this market may grow to between $1 trillion and $2 trillion by 2002. Sales of technology, office and consumer products are generating significant online revenues for retailers such as Dell Computer and Amazon.com.


     Unlike traditional retailers, online retailers are not limited by the constraints of real estate selection, store construction or shelf space. Internet retailers can react quickly and cost-effectively to change product descriptions, pricing and mix. We believe that the unique nature of the Internet provides online stores such as Value America with the ability to offer a compelling retail solution by furnishing consumers with:

     o high quality goods at lower prices,

     o convenient in-home or in-office access 24-hours-a-day, 365-days-a-year,

     o increased product selection and

     o detailed information about product features, benefits and applications.

                                 OUR STRATEGY

     We believe that our strategy of using traditional off-line media to generate online sales enables us to reach a broader audience and rapidly build the Value America brand name. In addition, we believe we can benefit from large advertising and promotional investments of brand name manufacturers, which increase customer demand and help generate product sales through our online store.

     Our objective is to create the leading online store for technology, office and consumer products. In order to achieve this objective, we are:

     o initially emphasizing the sale of technology and office products,

     o moving rapidly into the business-to-consumer market,

     o expanding our brand offerings,

     o continuing to enhance our customers' online shopping experiences and

     o developing and expanding direct response marketing campaigns and strategic business relationships.


                                  OUR ADDRESS

     We incorporated in March 1996 in the State of Nevada and reincorporated in October 1997 in the Commonwealth of Virginia. Our principal executive offices are located at 1560 Insurance Lane, Charlottesville, Virginia 22911, and our telephone number is (804) 817-7700.


                                 THE OFFERING


Common stock offered by Value America ......................   5,500,000 shares
Common stock to be outstanding after this offering .........   43,434,862 shares
Use of proceeds ............................................   Working capital and other general
                                                               corporate purposes, including advertising
                                                               and promotion, development of system
                                                               enhancements, expansion of facilities, and
                                                               potential acquisitions of complementary
                                                               businesses and technologies.
Nasdaq National Market symbol ..............................   VUSA

     The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of April 3, 1999. This number excludes:

   o 6,134,625 shares issuable upon the exercise of stock options outstanding as of April 3, 1999 at a weighted average exercise price of $7.14 per share,

   o 115,375 shares reserved for issuance under our stock incentive plan as of April 3, 1999 and

   o 2,902,913 shares issuable upon the exercise of warrants outstanding as of April 3, 1999 at a weighted average exercise price of $7.85 per share, which price is based on warrant terms that will apply if the trading price of the common stock is $14.00 or more at any time on or before December 31, 1999. See "Description of Capital Stock -- Warrants."

                            SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                     PERIOD FROM
                                                                      INCEPTION
                                                                  (MARCH 13, 1996)     YEAR ENDED DECEMBER 31,
                                                                       THROUGH        --------------------------
                                                                  DECEMBER 31, 1996       1997          1998
                                                                 ------------------   -----------   ------------
STATEMENT OF OPERATIONS DATA:
Total revenues .................................................      $    --          $    134      $  41,544
Total cost of revenues .........................................           97               486         40,776
Gross profit (loss) ............................................          (97)             (352)           768
Total operating expenses .......................................          331             1,519         51,661
Operating loss .................................................         (428)           (1,871)       (50,893)
Other income (expense), net ....................................            3                18         (2,723)
Net loss .......................................................         (425)           (1,853)       (53,616)
Net loss per share -- basic and diluted ........................      $ (0.02)         $  (0.09)     $   (2.80)
Weighted average number of shares -- basic and diluted .........       22,500            22,616         23,154


                                                               DECEMBER 31, 1998
                                                   -----------------------------------------
                                                                                  PRO FORMA
                                                      ACTUAL       PRO FORMA     AS ADJUSTED
                                                   ------------   -----------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents ......................    $  20,127       $83,747       $199,192
Working capital ................................        2,046        68,595        184,040
Total assets ...................................       60,098        97,623        213,068
Long-term debt .................................           83            83             83
Mandatorily redeemable preferred stock .........       37,822            --             --
Total stockholders' (deficit) equity ...........      (31,564)       72,807        188,252

     In the Pro Forma column, we have adjusted the Actual numbers to reflect the following events that have occurred since December 31, 1998:

   o our issuance in January 1999 of $5.0 million principal amount of notes payable and related warrants, for which we have reflected a debt issuance cost equal to the $4.5 million fair value of the warrants,

   o our issuance in January 1999 of 20,000 shares of common stock at a price of $10.00 per share,

   o our issuance in January 1999 of 6,000,000 shares of Series C convertible preferred stock and related warrants, for which we have allocated the proceeds to convertible preferred stock and warrants based upon the relative fair values of $48.6 million for the Series C convertible preferred stock and $11.4 million for the warrants, and

   o our allocation in January 1999 of the Series C convertible preferred stock's beneficial conversion feature of $19.8 million.

We have further adjusted the Actual numbers to reflect the following events that will occur immediately prior to the closing of this offering:

   o the conversion of all of the outstanding shares of our convertible preferred stock into 10,737,162 shares of common stock,

   o the exercise of warrants, resulting in the cancellation of the $34.0 million principal amount of notes payable and the issuance of 3,400,000 shares of our common stock,

   o the write-off of unamortized debt issuance costs of $8.1 million as interest expense and $22.5 million to common stock, upon cancellation of the $34.0 million principal amount of notes payable, and

   o the payment of approximately $1.0 million of accrued dividends on our Series A and B convertible preferred stock.

See "Capitalization" and notes 4, 5 and 12 of notes to financial statements.

     In the Pro Forma as Adjusted column, we have further adjusted the Pro Forma numbers to give effect to our sale of the shares of common stock in this offering at the initial public offering price of $23.00 per share and to our receipt and application of the estimated net proceeds of this offering. See "Use of Proceeds."

                                 RISK FACTORS

     AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE REMAINDER OF THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.


WE MAY NOT BE PROFITABLE IN THE FUTURE

     We may never generate significant revenues or be profitable. Since we began operations in January 1997, we have incurred significant start-up and other expenses. We have incurred substantial losses as a result of these expenses. In 1998 we incurred a net loss of $53.6 million, and in 1997 we incurred a net loss of $1.9 million. At December 31, 1998, we had an accumulated deficit of $65.6 million.

     We expect to continue to incur substantial losses for the foreseeable future because we intend to continue to invest heavily in marketing, advertising and promotion, increase the number of our employees, and develop our technology and operating infrastructure. Our product gross margins are small or sometimes negative, and we will not become profitable unless we significantly increase purchases from our online store at acceptable gross margins. If we do not accomplish the following tasks, we may never generate substantial revenues or achieve significant profitability:

     o implement and execute our unproven business model,

     o establish name recognition and a reputation for value with consumers,

     o improve the effectiveness of our advertising,

     o manage fulfillment operations electronically,

     o develop the technology underlying our online store,

     o provide effective customer support,

     o anticipate and adapt to a developing market,

     o develop business relationships with merchandise manufacturers and

     o hire, motivate and retain skilled employees.


OUR QUARTERLY RESULTS MAY FLUCTUATE AND CAUSE THE PRICE OF OUR COMMON STOCK TO FALL

     Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall significantly.

     We began operating in January 1997, and we did not begin our sales and marketing program until January 1998. Thus, we have only a short track record in the electronic commerce market. Since January 1998, we have modified our operations and substantially varied our monthly advertising expenditures. As a result, we have only a limited basis on which to evaluate the effect of these changes on our revenues. In evaluating our business prospects, you should also consider that the electronic commerce market is new and rapidly developing. As a result of these factors, we cannot accurately predict our revenues.

     We have based our expense levels on our investment plans and our estimates of future revenues. To a large extent, with the exception of advertising expenditures, our expenses are fixed. Our sales and operating results generally depend on the timing and volume of orders and our ability to fulfill those orders. These factors are difficult to forecast. We may be unable to adjust spending in time to compensate for any unexpected revenue shortfall. We may also need to adjust our prices, services and marketing plans in response to changes in the competitive environment. For example, in the third quarter of fiscal 1998, we wrote down our inventory by approximately $350,000 due to competitive pricing pressure. Any significant shortfall in revenues or unexpected changes could significantly hurt our operating results and cause our stock price to decline.

     Other factors, many of which are outside of our control, could cause variations in our quarterly revenues and operating results. Some of these factors are:

   o the extent to which consumers use and accept the Internet and other online services as a way to buy technology, office and consumer products,

   o the announcement or introduction of new Web sites, services and products by us or our competitors,

   o the level of traffic on our Web site,

   o price competition or higher vendor prices for the products we offer,

   o our ability to upgrade our systems and infrastructure,

   o the occurrence of technical difficulties, system downtime or Internet "brownouts,"

   o the amount and timing of our operating costs and capital expenditures,

   o delays in revenue recognition as a result of shipping or logistical problems,

   o the level of merchandise returns we experience and

   o the level and nature of our sales and marketing initiatives.


WE ARE IN AN EARLY STAGE OF DEVELOPMENT AND MAY BE UNABLE TO MANAGE FUTURE
GROWTH

     Our early stage of development and our recent rapid growth are placing a significant strain on our managerial, operational and financial resources. From January 1, 1998 to April 3, 1999, the number of our full-time employees increased from 30 to 332. To be successful, we must effectively manage a number of risks:


     IF WE DO NOT BROADEN OUR PRODUCT OFFERINGS, CUSTOMERS MAY NOT SHOP AT OUR STORE

     The success of our business model depends upon our ability to offer customers a complete selection of brand name products in a wide variety of product categories. If we do not broaden our product selection, customers may not choose to shop at our store. We may be unable to establish or maintain relationships with vendors that will enable us to offer a complete selection of brand name products in all categories. Our failure to offer a satisfactory product selection could discourage customers from shopping at our online store.



 IF WE DO NOT MAINTAIN AND UPDATE OUR FINANCIAL SYSTEMS, WE COULD INCUR UNPLANNED COSTS, DAMAGE OUR CREDIBILITY AND FACE LITIGATION

     Our rapid growth has challenged our ability to ensure that our financial systems keep pace with that growth. In connection with their audit of our financial statements for the three months ended March 31, 1998, our independent accountants advised us of a significant deficiency in our internal control structure resulting from our inability to determine product shipment dates and order statuses on a timely basis. This deficiency made it difficult for us to produce accurate financial reports on a timely basis. Our financial systems required significant manual effort during the first three fiscal quarters of 1998. Continued rapid growth, changes in our business model or the addition of a significant number of new or revised business relationships will present additional challenges and could require further modification of our accounting and reporting systems. Any breakdown or deficiencies in our financial and control systems could cause unplanned costs and inaccurate financial reporting, the results of which could include damaged credibility with investors and litigation against us. Moreover, if we fail to maintain an effective system of internal controls, the Securities and Exchange Commission may seek to deregister and thereby suspend the trading of our common stock.


 IF WE DO NOT IMPROVE OUR OPERATIONAL SYSTEMS AND CUSTOMER SERVICE CAPABILITIES, WE COULD LOSE CUSTOMERS AND DAMAGE OUR REPUTATION.

     To support an increase in purchases from our online store, we must improve automated systems to track the delivery of products from vendors to customers, provide additional customer service and efficiently handle product returns. If we fail to maintain and improve these systems, system disruptions and slower response times may impair the quality of our customer service and slow our product fulfillment. These problems could cause customers to cancel orders or to decide not to shop at our store in the future.

     We use an internally developed system for our Internet site, product presentations and substantially all aspects of order fulfillment, including order management, purchasing and shipping. We have only recently integrated this order fulfillment system with our accounting system. If this integration fails or if we fail to successfully integrate any new modules that we develop or purchase, we could experience similar problems.

     If we fail to establish and use reliable electronic data interchange, or EDI, connections with vendors, we could experience delays in product ordering, shipping, confirmations and fulfillment. Any such delay could lead to customer dissatisfaction and could harm our business. Our agreements with product vendors generally require us to place product orders through EDI. We have not yet integrated other vendors onto our EDI platform, and we may not be able to integrate all of our current and prospective vendors.

     In addition, if we fail to enhance our existing customer service, we could lose customers and damage our reputation. In 1998, a significant portion of our business depended upon telephone ordering, telephone support and e-mail replies to customer questions. We have had periods during which our employees were unable to meet targeted response times for customer service calls or questions or otherwise to respond satisfactorily to the needs of our customers.


IF OUR ONLINE STORE BECAME UNAVAILABLE, WE COULD LOSE CUSTOMERS

     We could lose existing or potential customers if they do not have ready access to our online store or if our online store, transaction processing systems and computer systems do not perform reliably and to our customers' satisfaction, we could lose customers. Any network interruptions or other computer system shortcomings, such as inadequate capacity, could:

     o prevent customers from accessing our online store,

     o reduce our ability to fulfill orders,

     o reduce the attractiveness of our product offerings,

     o reduce the number of products sold,

     o cause customer dissatisfaction or

     o seriously damage our reputation.

We have experienced brief computer system interruptions in the past, and these interruptions may recur from time to time. If traffic through our online store or the number of orders that our customers place increases substantially, we will need to expand and upgrade the technology underlying our online store. We may be unable to predict accurately changes in the volume of customer traffic and orders and therefore may be unable to expand and upgrade our systems and infrastructure in time to avoid system interruptions.

     All of our computer and communications equipment is located at two sites in Charlottesville, Virginia. This equipment is vulnerable to interruption or damage from fire, flood, power loss, telecommunications failure and earthquake. Some of the components of our computer and communication systems do not have immediate automatic backup equipment. The failure of any of these components could result in down time for our online store and cause us to lose potential sales. Our property damage and business interruption insurance may not protect us from any loss that we may suffer.

     Our computer and communications systems are also vulnerable to computer viruses, physical or electronic break-ins and other disruptions. These problems could lead to interruptions, delays, loss of data or the ineffective operation of our online store.

WE MAY BE UNABLE TO ATTRACT CUSTOMERS AND PROCESS SALES IF WE DO NOT MAINTAIN AND BUILD RELATIONSHIPS WITH MANUFACTURERS, VENDORS AND OTHER THIRD PARTIES

     We are entirely dependent upon manufacturers and distributors to provide merchandise for sale in our online store. In 1998, goods manufactured by IBM represented approximately 58% of our net sales and goods manufactured by Hewlett-Packard represented approximately 9% of net sales. If we do not maintain our existing relationships with product vendors on acceptable commercial terms or if we do not establish similar relationships with vendors of other products that our customers want, we may not be able to offer a desirable selection of merchandise and customers may choose not to shop at our online store. In addition, vendors may decide, for reasons outside our control, not to offer particular products for sale on the Internet. For example, in February 1999 Compaq Computer temporarily suspended sales of its Presario line of computers through companies that sell exclusively over the Internet, including Value America. We believe Compaq took this action in order to give it time to address pricing concerns of traditional resellers.

     We rely on product vendors to fulfill a number of traditional retail functions, such as maintaining inventory, accepting product returns and preparing merchandise for shipment to individual customers. Our vendors may not be willing to provide these services at competitive rates. In addition, vendors may refuse to develop the communication technology necessary to support our direct shipment infrastructure. We have no effective means to ensure that our vendors perform these services to our satisfaction. Our customers could become dissatisfied and cancel their orders or decline to make future purchases if we or our vendors fail to:

     o arrange for the timely delivery of products,

     o accept product returns,

     o provide good customer service or

     o prepare merchandise properly for shipment to customers.

Our product vendors have no obligation to make any products available for sale to our customers and may terminate their relationships with us at any time without penalty. Because we have not established regular purchasing patterns with most of our product vendors, a vendor with limited inventory may not give us priority in allocating its available inventory. We cannot always determine whether an item is available for sale before we accept an order. Consequently, we may accept customer orders for certain products that we are unable to provide on a timely basis.

     We have long-term agreements to purchase certain types of office and other products exclusively from certain vendors. These agreements do not obligate the vendors to make merchandise available for sale in our online store, to continue particular payment terms or to extend credit to us. These agreements may preclude us from obtaining such merchandise on the best terms.

     Our operations also depend heavily upon a number of other third parties, including Internet service providers and product delivery services. We cannot control the actions of these third parties, and we do not have long-term contractual relationships with any of them. For example, we rely on MCI WorldCom to connect our online store to the Internet. Our agreements with our Internet service providers limit our ability to obtain recompense from them for their failure to maintain our connection to the Internet. We also use third-party delivery services, including United Parcel Service and Roadway Express, to deliver all of our products to our customers. Increases in our delivery costs or inefficient delivery as a result of strikes or other reasons could seriously harm our profitability.

     We have agreed with The Union Labor Life Insurance Company to use union-represented delivery services unless no viable union transportation option is available. This agreement may limit our ability to use the most cost-effective or readily available delivery services.

YOU MAY MAKE AN INAPPROPRIATE INVESTMENT DECISION IF YOU RELY ON STATEMENTS
   MADE IN THE PRESS

     We have received, and may continue to receive, media coverage that is not directly attributable to statements by our executive officers and employees. We and the underwriters have not confirmed, endorsed or adopted any of these third-party statements. You may make an inadvisable investment decision if you base your decision on the media coverage. In particular:

   o On January 19, 1999, William L. Hunt III, our Divisional Vice President -- Housewares Merchandise, made several statements relating to our recent growth and contemplated initial public offering to a meeting of hosiery manufacturers. These statements were reported by Dow Jones Online News later that day. These statements included assertions that we were then in registration, that we intended to file a registration statement with the Securities and Exchange Commission in the near future and that our growth in sales was double that of other electronic commerce retailers. While we had begun the registration process at the time of Mr. Hunt's statement, we had not filed a registration statement at that time. We cannot validate the statements relating to our growth in sales.

   o In February 1999, CHIEF EXECUTIVE magazine published an article relating to electronic commerce and Value America. The article included statements attributed to Craig A. Winn, our Chairman. The article states that we are working with GE to create a custom store. We cannot assure you that a custom store with GE will be implemented.

   o In February 1999, a Charlottesville, Virginia periodical, C-VILLE WEEKLY, published an article regarding Value America. The article included statements attributed to Craig A. Winn, our Chairman, and Rex Scatena, our Vice Chairman and General Counsel. The article stated that Frederick W. Smith is a member of our board of directors; in fact, Mr. Smith will stand for election at Value America's 1999 annual meeting of stockholders.

   o The CHIEF EXECUTIVE and C-VILLE WEEKLY articles both referred to purchases of our securities by certain investors, including Frederick W. Smith, the founder of Federal Express, and Vulcan Ventures Incorporated, a widely followed investment entity organized by Paul Allen, a founder of Microsoft. You should not construe these statements as an endorsement of our company, our business plan, or our future prospects by these investors, or as a recommendation by these investors to purchase any shares of common stock in this offering.

     We and the underwriters disclaim all of the statements in these articles. You should not rely on any of the statements in these articles to the extent that they are inconsistent with or conflict with the information in this prospectus or otherwise relate to information in this prospectus.


WE MAY BE UNABLE TO OBTAIN ADDITIONAL FINANCING WE NEED

     We have funded our business primarily by selling our securities to investors. We may need to raise additional funds through public or private financings after this offering. We may be unable to obtain sufficient additional financing on favorable terms, or at all. If we raise additional funds by selling our equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than those of our existing investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. If we cannot obtain sufficient financing, we may have to delay, reduce or eliminate our marketing and promotion campaign, which could significantly limit our revenues.


WE DEPEND ON THE SERVICES OF A NUMBER OF KEY PERSONNEL, AND A LOSS OF ANY OF THOSE PERSONNEL COULD DISRUPT OUR OPERATIONS AND RESULT IN REDUCED REVENUES

     We depend heavily on the continued services and performance of our current senior management and other key personnel. In particular, we rely on the services of:

   o Craig A. Winn, our Chairman and one of our Founders,

   o Rex Scatena, our Vice Chairman and General Counsel and one of our Founders,

   o Thomas Morgan, our Chief Executive Officer,

   o Glenda M. Dorchak, our President and Chief Operating Officer,

   o Dean M. Johnson, our Executive Vice President, Chief Financial Officer and Secretary,

   o Joseph L. Page, our Executive Vice President -- Engineering and Chief Technology Officer,

   o Paul F. Ewert, our President -- Technology Products Division,

   o Richard L. Gerhardt, our President -- Consumer Products Division,

   o Jerry K. Goode, our Vice President -- Engineering and Chief Information Officer, and

   o Marcus F. Nucci, our Vice President -- Systems Development.

These individuals may terminate their employment with us at any time without penalty. The loss of the services of any of these individuals could seriously impair our ability to operate and improve our online store, which could reduce our revenues.

     In order to achieve our business objectives, we must hire additional personnel to fill certain key managerial positions. Our future success will depend upon the ability of our current executive officers to establish clear lines of responsibility and authority, to work effectively as a team, and to gain the trust and confidence of our other employees. We must also identify, attract, train, motivate and retain other highly skilled, technical, managerial, merchandising, engineering, accounting, marketing and customer service personnel. We compete intensely for these personnel and we may be unable to achieve our personnel goals. Our failure to achieve any of these goals could seriously limit our ability to improve our operations and financial results.


CUSTOMERS MAY BE UNWILLING TO USE THE INTERNET TO PURCHASE GOODS

     Our long-term future depends heavily upon the general public's willingness to use the Internet as a means to purchase goods. The failure of the Internet to develop into an effective commercial tool would seriously damage our operations. Internet commerce is a new concept, and large numbers of customers may never begin or continue to use the Internet to purchase goods. The demand for and acceptance of products sold over the Internet are highly uncertain, and few Internet commerce businesses have more than a short track record. If either manufacturers or consumers are unwilling to use the Internet to conduct business and exchange information, our business may not develop profitably. The Internet may not succeed as a medium of commerce because of delays in developing elements of the needed Internet infrastructure, such as a reliable network, high-speed modems, high-speed communication lines and other enabling technologies. Moreover, the number of Internet users has been increasing dramatically in the recent past. The Internet may not expand effectively to meet new levels of demand. In addition, delays in the development or adoption of new standards and protocols or increased governmental regulation could stop or delay the growth of the Internet as a means to purchase goods and services. Other considerations, including security, reliability, accessibility and quality of service, may adversely affect the growth of the Internet. These considerations have not been, and may never be, resolved to the satisfaction of many potential Internet customers.


WE FACE INTENSE COMPETITION FROM MANY PARTICIPANTS IN THE ELECTRONIC COMMERCE INDUSTRY

     The electronic commerce industry is new, rapidly evolving and extremely competitive. We expect competition in our industry to increase. Barriers to entry into the electronic commerce market are relatively low. Moreover, all of the products that we sell in our online store are available through traditional retail outlets. Accordingly, we must compete with both companies in the electronic commerce market and in the traditional retail industry.

     Most of our competitors and potential competitors have longer operating histories, more customers, greater brand recognition and substantially larger financial and other resources than we do. Our competitors may receive investments from or establish commercial or other business relationships with larger, well-financed companies. Our competitors may be able to acquire merchandise from vendors on more favorable terms. In addition, our competitors may be able to respond more quickly to changes in customer preferences, spend more on marketing and promotional campaigns, adopt more aggressive pricing and inventory policies, and devote more resources to developing their online stores. For example, a number of Internet companies offer search engines and other tools that locate multiple vendors of particular products. The pervasive use of these search engines could result in severe price competition. This level of competition could reduce our revenues and result in increased losses or reduced profits.

     Some of our competitors have exclusive or semi-exclusive rights to sell certain popular products. The number of these exclusive vendor relationships could increase and could permit competitors to rapidly acquire a significant portion of the market. In addition, companies that provide access to transactions through network access or Web browsers could grant exclusive access rights to our competitors or charge us substantial fees to obtain such rights. New technologies may also increase the competitive pressures we face.


THE SECURITY RISKS OF ELECTRONIC COMMERCE MAY DISCOURAGE CUSTOMERS FROM PURCHASING GOODS FROM US

     In order for the electronic commerce market to develop successfully, we and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or know-how to breach the security of our customer transaction data. Any such breach could cause customers to lose confidence in the security of our online store and choose not to shop at our online store. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt the operation of our online store. We expect that we will need to dedicate substantial resources to prevent or remedy any security breach. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and electronic commerce. Our security measures may not effectively prohibit others from obtaining improper access to the information in our online store. Any security breach could expose us to risks of loss, litigation and liability and could seriously disrupt our operations.


THE TECHNOLOGY OF THE INTERNET IS CHANGING RAPIDLY AND COULD RENDER OUR ONLINE STORE OBSOLETE

     The technology of the Internet and electronic commerce is evolving rapidly for many reasons, including:

   o customers frequently change their requirements and preferences,

   o competitors frequently introduce new products and services and

   o industry associations and others create new industry standards and practices.

     These changes could render our existing online store obsolete. Our ability to attract customers could be seriously impaired if we do not accomplish the following tasks:

   o continually enhance and improve our online store,

   o identify, select and obtain leading technologies useful in our business,


   o enhance our existing services,

   o develop new technologies that address the increasingly sophisticated needs of our customers and potential customers and

   o respond to technological advances and emerging industry standards in a cost-effective manner and on a timely basis.


THE ADMINISTRATIVE BURDENS OF COLLECTING ADDITIONAL TAXES MAY HINDER OUR ABILITY TO OPERATE

     We do not currently collect sales or other taxes for the sale of goods into states other than Virginia. If we establish operations in other states, we will need to collect sales and other taxes imposed by those states. Other governmental authorities may require us to collect taxes for sales into the areas they control. These taxes could discourage customers from making purchases through our online store. If any additional governmental authorities require us to collect and remit taxes, the administrative burdens could be cumbersome and expensive.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Our success depends to a significant degree upon our protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Our competitors could, without violating our proprietary rights, develop technologies that are as good as or better than our technology.

     We have registered various forms of the "Value America" service mark in the United States for limited uses and have applied to register another form of that service mark in the United States. Our application could be denied, and issued registrations could be challenged. The legal protection for these service marks that we are able to obtain may not be sufficient for our business purposes. For example, other companies could use the name "Value America" and similar names to identify their products and services. Any such use could confuse our customers and impair our ability to build our brand identity. If we are unable to protect the name "Value America" or any of the other names that we use, our business could suffer serious harm. On March 24, 1999, a party filed a lawsuit against us alleging violations of federal trademark law, state law and common law. The party seeks monetary damages, an injunction barring use of the "Value America" mark and cancellation of our trademark registration for the "Value America" mark. See "Business -- Litigation."

     Because the protection of intellectual property rights is often critically important to the success of companies in our industry, our competitors or others could assert additional claims that our use of proprietary rights or our technologies infringe their proprietary rights. We may not have the resources to pursue any litigation to a final judgment and we may not prevail in such litigation. In defending such litigation, we could incur significant legal and other expenses and our management could be distracted from our principal business operations. If any party making a claim against us were to prevail in litigation against us, we may have to pay substantial damages. The court could also grant injunctive or other equitable relief that could prevent us from offering our products and services without a license or other permission from others.


OUR MANAGEMENT AND DIRECTORS WILL CONTINUE TO CONTROL VALUE AMERICA, AND THEY MAY TAKE ACTIONS AS STOCKHOLDERS THAT REDUCE THE MARKET PRICE OF OUR STOCK

     After we complete this offering, our executive officers, directors and director-nominees will control 77.7% of our outstanding common stock. As a result, they will collectively control:

   o the election of directors,

   o the approval of any merger, consolidation or sale of substantially all of our assets,

   o the approval of any other matter requiring shareholder approval and

   o our affairs and policies.

     This concentration of ownership will make it difficult to remove our executive officers and directors. Our executive officers and directors, acting together, will be able to delay or prevent a change of control or a merger or other form of takeover that our other stockholders might find attractive. This situation could adversely affect the market price of our common stock.


GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES MAY HINDER OUR ABILITY TO OPERATE


     The application of existing laws to the Internet, particularly with respect to property ownership, the payment of sales taxes, libel, and personal privacy, is uncertain and may take years to resolve. Because the Internet and electronic commerce are becoming increasingly popular, various governments may seek to adopt laws and regulations to control their use. These laws and regulations could apply to privacy, pricing and the characteristics and quality of products and services. The growth and development of electronic commerce may also prompt calls for more stringent consumer protection laws. These laws may impose additional burdens on companies conducting business over the Internet. The adoption of any of these laws or regulations may reduce Internet usage, which, in turn, could decrease the demand for our products, increase our costs.

     Several telecommunications carriers have asked the Federal Communications Commission, or the FCC, to regulate telecommunications over the Internet, regulate Internet service providers, and online service providers and impose access fees on those providers. If the FCC grants these requests, the costs of communicating on the Internet could increase substantially, which could reduce Internet usage. Any relief granted by the FCC could harm our business.

     In addition, U.S. and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists. New restrictions in this area could limit our ability to operate as planned and result in significant compliance costs.


PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD CAUSE SYSTEM FAILURES THAT IMPAIR OUR OPERATIONS

     Many currently installed computer systems and software products only accept two digits to identify the year in any date. These systems or products might interpret the year 2000 as 1900. This could result in system failures, delays or miscalculations. Computer systems and software that have not been developed or enhanced recently may need to be upgraded or replaced to comply with Year 2000 requirements.

     Our computer systems may not be fully Year 2000 compliant. Based on our Year 2000 assessment program, we believe that the portions of our computer systems that we developed are Year 2000 compliant. Our computer system also uses third-party equipment and software which may not be Year 2000 compliant. We are currently assessing the third-party equipment and software for Year 2000 compliance. We are currently unable to predict whether Year 2000 issues will affect the operations of our customers or vendors. The failure of our computer system or the computer systems of our vendors or Internet service providers could cause us to incur significant expenses to remedy problems and could reduce our revenues. In particular, most of our business is dependent upon purchases made with credit cards via the Internet, and we could lose significant revenues if credit card vendors do not adequately address Year 2000 concerns.

     We have not incurred significant costs to date complying with Year 2000 requirements. We expect to spend up to $250,000 in the future to ensure compliance with Year 2000 concerns. If we discover significant Year 2000 errors or defects, we could incur substantial costs and our operations could be seriously disrupted.


SALES OF SHARES OF OUR COMMON STOCK COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

     The market price of our common stock could drop as a result of sales of shares of our common stock in the public market or in response to the perception that such sales could occur. The 5,500,000 shares sold in this offering will be freely tradable. The remaining 37,934,862 shares outstanding after this offering will be "restricted securities" under applicable securities laws. The holders of these restricted securities have agreed, with certain limited exceptions, not to sell or otherwise transfer those shares until 180 days after the date of this prospectus. BancBoston Robertson Stephens can release shares from these "lock-up" agreements without our approval. When this 180-day period expires, 28,103,412 of such shares will be eligible for immediate sale in the public market and 9,831,450 of such shares will become eligible for sale at various times thereafter upon expiration of applicable holding periods required by federal securities laws. Approximately 90 days after we complete this offering, we intend to register for sale in the public market 6,250,000 shares of common stock that we have reserved for issuance under our stock incentive plan. In addition, the holders of approximately 15,158,483 restricted securities, including shares that we may issue upon exercise of warrants, can require that we register those shares for sale in the public market.


VIRGINIA LAW AND OUR CHARTER DOCUMENTS CONTAIN ANTI-TAKEOVER AND
INDEMNIFICATION PROVISIONS THAT MAY DEPRESS THE MARKET PRICE OF OUR COMMON
STOCK

     Virginia corporate law and our charter documents contain certain provisions that could delay or prevent a change of control or a merger or other form of takeover that our stockholders might find attractive. Certain of these provisions:

   o provide for a staggered board of directors, under which it would take three successive annual meetings to replace all directors,

   o restrict the ability of our stockholders to remove our directors and

   o require our stockholders to provide us advance notice if they intend to nominate individuals to serve as directors or if they intend to propose matters for our stockholders to act upon at a meeting.

These provisions could limit the price that investors will pay for shares of our common stock.

     Our charter documents require us to indemnify our executive officers and directors against certain liabilities and expenses that they may incur while defending lawsuits brought against them as executive officers or directors. In most cases, these indemnification provisions will prevent our stockholders from recovering damages from our executive officers and directors for their acts or omissions on our behalf.


INVESTORS WILL BE SUBJECT TO MARKET RISKS ASSOCIATED WITH INITIAL PUBLIC
OFFERINGS

     Before this offering, there has been no public market for our common stock. An active trading market may not develop or be sustained after this offering. The initial public offering price of our common stock has not been determined by market forces; rather, it has been determined by negotiations among the underwriters and us. Accordingly, the initial public offering price may bear no relation to the price at which our common stock will trade in the public market.


THE MARKET PRICE OF OUR COMMON STOCK MAY BE EXTREMELY VOLATILE

     The market price of our common stock may be extremely volatile for many reasons, including:

   o actual or anticipated variations in our revenues and operating results,

   o announcements of the development of improved technology,

   o the implementation of new sales formats by us or our competitors,

   o changes in estimates of our financial performance by securities analysts,

   o conditions and trends in the Internet and electronic commerce industries,

   o adoption of new accounting standards and

   o general market conditions.

     Recently, the stock markets have experienced extreme price and volume fluctuations that have dramatically affected the market prices of the stocks of many Internet companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. The trading prices of the stocks of many Internet companies are at or near historical highs and reflect price-to-earnings ratios far above historical market averages. This trend may end at any time without warning. These factors may adversely affect the market price of our common stock.


VOLATILITY IN OUR STOCK PRICE MAY LEAD TO SECURITIES LITIGATION

     Stockholders frequently commence securities class action litigation against a company after a significant decrease in the company's stock price. If our stock price drops and our stockholders commence litigation against us, we could incur significant legal and other expenses defending the litigation and our management could be distracted from our principal business operations.


WE WILL HAVE BROAD DISCRETION IN HOW WE USE OUR PROCEEDS FROM THIS OFFERING

     We have not identified specific uses for most of our proceeds of this offering, and we will have broad discretion in how we use them. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

                                USE OF PROCEEDS

     The net proceeds to Value America from the sale of the 5,500,000 shares of common stock offered hereby are estimated to be $115.4 million, after deducting underwriting discounts and commissions and estimated offering expenses.

     Value America intends to use the net proceeds of this offering for working capital and other general corporate purposes. Value America currently expects to utilize a majority of the net proceeds in connection with its advertising and promotional campaign. During 1998, Value America spent approximately $33.2 million on advertising and promotional expenses. Value America expects to increase its average monthly advertising and promotional expenses significantly following the completion of this offering. Value America also intends to use a portion of the net proceeds for the development of system enhancements and the expansion of corporate facilities. In the normal course of business, Value America evaluates potential acquisitions of businesses and technologies that could complement or expand its business. A portion of Value America's net proceeds may be used for one or more of these acquisitions. Value America has no present understandings, commitments or agreements, and is not currently engaged in any negotiations, with respect to any such acquisition. Value America has not identified specific uses for its net proceeds, and Value America's management will have broad discretion in the application of the net proceeds. Pending such uses, Value America intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities.



                                DIVIDEND POLICY

     In March and July 1998, Value America paid $145,000 and $125,000, respectively, in dividends on outstanding shares of its Series A convertible preferred stock. Value America has not paid dividends on the shares of its Series B or Series C convertible preferred stock. Value America expects to pay additional dividends of approximately $1.0 million to the holders of its convertible preferred stock immediately prior to the closing of this offering.

     Value America has never declared or paid dividends on its common stock. Value America intends to retain its earnings, if any, for use in operations and does not intend to pay cash dividends on the common stock in the foreseeable future. Value America's board of directors has the discretion, after analyzing various factors, including Value America's financial condition, operating results, and current and anticipated cash needs to declare dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                CAPITALIZATION
     The following table sets forth the capitalization of Value America as of December 31, 1998.


                                                                                           DECEMBER 31,
                                                                                               1998
                                                                                           ------------
                                                                                              ACTUAL
                                                                                           ------------
Short-term debt ..........................................................................  $   29,024
                                                                                            ==========
Long-term debt ...........................................................................  $       83
                                                                                            ----------
Mandatorily redeemable preferred stock:
  Series A convertible preferred stock, without par value, 5% cumulative dividend;
   5,000,000 shares authorized, issued and outstanding, actual; 0 shares authorized, issued
   and outstanding, pro forma and pro forma as adjusted ..................................      14,440
  Series B convertible preferred stock, without par value, 5% cumulative dividend; 617,979 shares authorized, issued and outstanding, actual; 0 shares authorized, issued and
   outstanding, pro forma and pro forma as adjusted ......................................      23,382
                                                                                            ----------
  Series C convertible preferred stock, without par value, 5% cumulative dividend; 0 shares
   authorized, issued and outstanding, actual, pro forma and pro forma as adjusted .......          --
                                                                                            ----------
Stockholders' equity (deficit):
  Preferred stock, without par value; 0 shares authorized, actual; 25,000,000 shares authorized, pro forma and pro forma as adjusted; 0 shares issued and outstanding,
   actual, pro forma and pro forma as adjusted ...........................................          --
  Common stock, without par value; 100,000,000 shares authorized, actual; 500,000,000 shares authorized, pro forma and pro forma as adjusted; 23,777,700 shares issued and outstanding, actual; 37,934,862 shares issued and outstanding, pro forma; 43,434,862
   shares issued and outstanding, pro forma as adjusted ..................................       7,482
  Warrants ...............................................................................      26,585
  Accumulated deficit ....................................................................     (65,631)
                                                                                            ----------
     Total stockholders' equity (deficit) ................................................     (31,564)
                                                                                            ----------
       Total capitalization ..............................................................  $    6,341
                                                                                            ==========



                                                                                                DECEMBER 31, 1998
                                                                                           ----------------------------
                                                                                                             PRO FORMA
                                                                                              PRO FORMA     AS ADJUSTED
                                                                                           --------------- ------------
                                                                                            (IN THOUSANDS)
Short-term debt ..........................................................................   $       --     $      --
                                                                                             ==========     =========
Long-term debt ...........................................................................   $       83     $      83
                                                                                             ----------     ---------
Mandatorily redeemable preferred stock:
  Series A convertible preferred stock, without par value, 5% cumulative dividend;
   5,000,000 shares authorized, issued and outstanding, actual; 0 shares authorized, issued
   and outstanding, pro forma and pro forma as adjusted ..................................           --            --
  Series B convertible preferred stock, without par value, 5% cumulative dividend; 617,979 shares authorized, issued and outstanding, actual; 0 shares authorized, issued and
   outstanding, pro forma and pro forma as adjusted ......................................           --            --
                                                                                             ----------     ---------
  Series C convertible preferred stock, without par value, 5% cumulative dividend; 0 shares
   authorized, issued and outstanding, actual, pro forma and pro forma as adjusted .......           --            --
                                                                                             ----------     ---------
Stockholders' equity (deficit):
  Preferred stock, without par value; 0 shares authorized, actual; 25,000,000 shares authorized, pro forma and pro forma as adjusted; 0 shares issued and outstanding,
   actual, pro forma and pro forma as adjusted ...........................................           --            --
  Common stock, without par value; 100,000,000 shares authorized, actual; 500,000,000 shares authorized, pro forma and pro forma as adjusted; 23,777,700 shares issued and outstanding, actual; 37,934,862 shares issued and outstanding, pro forma; 43,434,862
   shares issued and outstanding, pro forma as adjusted ..................................      148,293       263,738
  Warrants ...............................................................................       18,699        18,699
  Accumulated deficit ....................................................................      (94,185)      (94,185)
                                                                                             ----------     ---------
     Total stockholders' equity (deficit) ................................................       72,807       188,252
                                                                                             ----------     ---------
       Total capitalization ..............................................................   $   72,890     $ 188,335
                                                                                             ==========     =========

     In the Pro Forma column, the Actual numbers have been adjusted to reflect the following events that have occurred since December 31, 1998:
   o the issuance in January 1999 of $5.0 million principal amount of notes payable and related warrants, which resulted in a debt issuance cost equal to the $4.5 million fair value of the warrants,
   o the issuance in January 1999 of 20,000 shares of common stock at a price of $10.00 per share,
   o the issuance in January 1999 of 6,000,000 shares of Series C convertible preferred stock and related warrants, for which the proceeds were allocated to convertible preferred stock and warrants based upon the relative fair values of $48.6 million for the Series C convertible preferred stock and $11.4 million for the warrants, and
   o the allocation in January 1999 of the Series C convertible preferred stock's beneficial conversion feature of $19.8 million.

The Actual numbers have been further adjusted to reflect the following events that will occur immediately prior to the closing of this offering:
   o the conversion of all of the outstanding shares of Value America's convertible preferred stock into 10,737,162 shares of common stock,
   o the exercise of warrants, resulting in the cancellation of the $34.0 million principal amount of notes payable and the issuance of 3,400,000 shares of common stock,
   o the write-off of unamortized debt issuance costs of $8.1 million as interest expense and $22.5 million to common stock, upon cancellation of the $34.0 million principal amount of notes payable, and
   o the payment of approximately $1.0 million of accrued dividends on Value America's Series A and B convertible preferred stock.
See notes 4, 5 and 12 of notes to financial statements.
     In the Pro Forma as Adjusted column, the Pro Forma numbers have been adjusted to give effect to the sale of the shares of common stock in this offering at the initial public offering price of $23.00 share and to the receipt and application of the estimated net proceeds of this offering. See "Use of Proceeds."

                                   DILUTION

     The pro forma net tangible book value of Value America as of December 31, 1998 was approximately $72.9 million, or $1.92 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect, as of December 31, 1998, to

   o the issuance in January 1999 of $5.0 million principal amount of notes payable and related warrants, which resulted in a debt issuance cost equal to the $4.5 million fair value of the warrants,

   o the issuance in January 1999 of 20,000 shares of common stock at a price of $10.00 per share,

   o the issuance in January 1999 of 6,000,000 shares of Series C convertible preferred stock and related warrants, for which the proceeds were allocated to convertible preferred stock and warrants based upon the relative fair values of $48.6 million for the Series C convertible preferred stock and $11.4 million for the warrants,

   o the allocation in January 1999 of the convertible preferred stock's beneficial conversion feature of $19.8 million, and

   o the following events that will occur immediately prior to the closing of this offering:

         - the conversion of all of the outstanding shares of Value America's convertible preferred stock into 10,737,162 shares of common stock,

         - the exercise of warrants resulting in the cancellation of the $34.0 million principal amount of notes payable and the issuance of 3,400,000 shares of common stock,

         - the write-off of unamortized debt issuance costs of $8.1 million as interest expense and $22.5 million to common stock, upon cancellation of the $34.0 million principal amount of notes payable and

         - the payment of approximately $1.0 million of accrued dividends on Value America's Series A and B convertible preferred stock.

     After giving effect to the sale of the common stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of Value America as of December 31, 1998 would have been approximately $188.3 million, or $4.34 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.42 per share to existing stockholders and an immediate dilution of $18.66 per share to new investors. The following table illustrates this per share dilution:



     Initial public offering price per share ................................             $  23.00
       Pro forma net tangible book value per share as of December 31, 1998 ..  $  1.92
       Increase per share attributable to new investors .....................     2.42
                                                                               -------
     Pro forma net tangible book value per share after the offering .........                 4.34
                                                                                          --------
     Dilution per share to new investors ....................................             $  18.66
                                                                                          ========

     The following table summarizes, on a pro forma as adjusted basis as of December 31, 1998, after giving effect to the adjustments described in the bulleted clauses in the first paragraph above:

     o the number of shares of common stock purchased from Value America,

     o the total consideration paid to Value America and

   o the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering, based upon the initial public offering price of $23.00 per share, which price does not include deductions for underwriting discounts and commissions and estimated offering expenses.




                                         SHARES PURCHASED           TOTAL CONSIDERATION
                                     ------------------------   ---------------------------    AVERAGE PRICE
                                        NUMBER       PERCENT         AMOUNT        PERCENT       PER SHARE
                                     ------------   ---------   ---------------   ---------   --------------
   Existing stockholders .........   37,934,862        87.3%     $130,323,144        50.7%       $  3.44
   New investors .................    5,500,000        12.7       126,500,000        49.3          23.00
                                     ----------       -----      ------------       -----
      Total ......................   43,434,862       100.0%     $256,823,144       100.0%
                                     ==========       =====      ============       =====

     The foregoing tables assume no exercise of outstanding stock options and warrants and no issuance of shares reserved for future issuance under Value America's stock incentive plan. As of December 31, 1998, there were outstanding:

   o stock options to purchase an aggregate of 4,129,475 shares of common stock at a weighted average exercise price of $3.43 per share and

   o warrants to purchase an aggregate of 3,905,070 shares of common stock at a weighted average exercise price of $8.65 per share.

To the extent that these options and warrants are exercised, there will be further dilution to new investors. See "Management -- Stock Incentive Plan," "Description of Capital Stock -- Warrants" and note 6 of notes to financial statements.

                            SELECTED FINANCIAL DATA
     The statement of operations data set forth below for the period from inception, March 13, 1996, through December 31, 1996 and the years ended December 31, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 have been derived from Value America's audited financial statements included elsewhere herein. The balance sheet data at December 31, 1996 have been derived from Value America's audited financial statements not included in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including notes thereto, included elsewhere in this prospectus.



                                                                          PERIOD
                                                                      FROM INCEPTION               YEAR ENDED
                                                                     (MARCH 13, 1996)             DECEMBER 31,
                                                                         THROUGH         -----------------------------
                                                                    DECEMBER 31, 1996        1997          1998
                                                                   -------------------   -----------   ------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Net sales .....................................................         $    --          $     48      $  40,269
 Product presentations .........................................              --                86          1,275
                                                                         -------          --------      ---------
   Total revenues ..............................................              --               134         41,544
                                                                         -------          --------      ---------
Cost of revenues:
 Cost of goods sold ............................................              --                31         40,051
 Product presentations .........................................              97               455            725
                                                                         -------          --------      ---------
   Total cost of revenues ......................................              97               486         40,776
                                                                         -------          --------      ---------
Gross profit (loss) ............................................             (97)             (352)           768
                                                                         -------          --------      ---------
Operating expenses:
 Sales, advertising and marketing ..............................              44               488         38,486
 General and administrative ....................................             152               544          7,366
 Technical and system development ..............................             135               487          4,109
 Professional fee ..............................................              --                --          1,700
                                                                         -------          --------      ---------
   Total operating expenses ....................................             331             1,519         51,661
                                                                         -------          --------      ---------
Operating loss .................................................            (428)           (1,871)       (50,893)
                                                                         -------          --------      ---------
Interest income (expense), net .................................               3                18         (2,723)
                                                                         -------          --------      ---------
Net loss .......................................................         $  (425)         $ (1,853)     $ (53,616)
                                                                         =======          ========      =========
Accretion and dividends on Series A and Series B
   redeemable preferred stock ..................................              --              (188)       (11,160)
                                                                         -------          --------      ---------
Net loss available for common stockholders .....................         $  (425)         $ (2,041)     $ (64,776)
                                                                         =======          ========      =========
Net loss per common share -- basic and diluted .................         $ (0.02)         $  (0.09)     $   (2.80)
Weighted average number of shares -- basic and diluted .........          22,500            22,616         23,154


                                                               DECEMBER 31,
                                                   -------------------------------------
                                                      1996        1997          1998
                                                   ---------   ----------   ------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ......................    $   81      $ 10,341     $  20,127
Working capital (deficit) ......................      (116)        9,329         2,046
Total assets ...................................       144        10,994        60,098
Long-term debt .................................        --            50            83
Mandatorily redeemable preferred stock .........        --         9,466        37,822
Stockholders' deficit ..........................      (275)       (1,310)      (31,564)

     The professional fee in 1998 resulted from a transaction in which Craig A. Winn, the Chairman and a Founder of Value America, sold 288,321 shares of common stock to an entity that had assisted in the promotion of private placements of Value America's securities. Value America recognized the excess of the fair value of the common stock sold by Mr. Winn over the consideration he received as a period expense. See note 6 of notes to financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. VALUE AMERICA'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW

     Value America was in a developmental period from its inception in March 1996 until the first quarter of 1998, when it launched its initial advertising campaign. In 1996 and 1997, Value America's primary activities related to establishing relationships with manufacturers, creating product presentations, and developing internal systems and operating procedures. Value America has been selling merchandise on the Internet since the third quarter of 1997. Accordingly, Value America has a limited operating history and is still in an early stage of development.

     Currently, revenues are derived from two sources: (a) sales of products through Value America's online store and (b) fees collected from manufacturers for the preparation and hosting of product presentations and listing of manufacturers' products available for purchase on the online store. Value America's vendors ship products directly to the customer typically within one to two days after a customer places an order with Value America. Revenues from product sales are recognized upon shipment from the vendor. Value America is responsible for selling the merchandise, collecting payment from the customer, ensuring that the shipment reaches the customer and processing returns. Value America generally takes title to products upon shipment and bears the risk of loss for collection, delivery and merchandise returns from customers. Value America occasionally purchases merchandise prior to receiving customer orders and records such merchandise as inventory until shipped to customers. Value America accrues a reserve for estimated product returns at the time of sale.

     Value America has contractual agreements with many of its suppliers under which Value America develops and maintains multi-media product presentations on Value America's online store. These agreements provide for the development of the presentations, the posting of the presentations and the listing of the manufacturers' products on Value America's Internet site, typically for a specified period. For agreements entered into prior to January 1, 1998, the listing period generally extended for 36 months; for agreements entered into after that date, the period generally has been 12 months. Value America recognizes the costs of developing presentations and listing products on its Internet site as incurred and recognizes the product presentation and listing revenues ratably over the period of the related agreement. Amounts that are billed under the terms of these agreements, but not yet earned, are reflected as deferred revenue. Certain of these agreements provide that suppliers pay a renewal fee to continue product listings beyond the initial listing periods. Revenues from these renewal fees will be recognized ratably over the renewal term.

     To date, payments for products purchased through Value America's online store have been primarily made with credit cards. Value America generally receives payment from a customer's credit card within one to four business days. In the third quarter of fiscal 1998, Value America began to extend trade credit terms, typically net 30 days, to certain large customers that Value America has evaluated for creditworthiness. Value America typically pays its vendors for goods within 30 to 60 days.

     Value America expects that its operating expenses will increase significantly during the foreseeable future as the result of its plans to increase expenditures on marketing, advertising and promotion, hire additional personnel, enhance existing store operations and establish strategic vendor relationships. Value America expects to incur substantial operating losses for the foreseeable future. Although Value America has experienced significant growth in revenue, there can be no assurance that Value America's revenue will continue at its current level or increase. Value America has a limited operating history upon which to base an evaluation of Value America and its business. Value America's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets such as electronic commerce.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUES

     Revenues consist of product sales through Value America's online store and product presentation and listing fees. Value America opened its online store late in the third quarter of 1997, and generated $48,000 of net sales and $86,000 of product presentation fees for the year ended December 31, 1997. For the year ended December 31, 1998, net sales totaled $40.3 million and product presentation fees recognized were $1.3 million. The growth in net sales reflects a significant increase in units sold due to the growth of Value America's customer base, repeat purchases from existing customers, increases in the volume of merchandise sold and an overall increase in demand for Value America's expanding array of merchandise. The growth in product presentation fees is primarily due to an increase in interest from vendors to have merchandise presented in the Value America online store and the timing of revenue recognition. For the year ended December 31, 1998, product returns and cancellations, including product returns resulting from malfunctioning products, erroneous shipments and other quality-related issues, were approximately 4% of sales.


     COST OF REVENUES

     Cost of revenues consists of cost of goods sold and cost of product presentations. Cost of goods sold consists of payments to third party suppliers for merchandise, net of shipping costs. Value America incurred $31,000 of cost of goods sold for the year ended December 31, 1997. For the year ended December 31, 1998, cost of goods sold totaled $40.1 million, representing 99% of net sales. The narrow gross margin on product sales was due to Value America's short-term strategy to selectively accept narrow or negative margins in order to attain increased volumes and brand awareness, and a write down of inventory on hand of approximately $350,000 to the lower of cost or market in the third quarter of 1998. To provide a better comparison with similar companies' reporting practices, credit card fees, which represented approximately 2% of net sales for the years ended December 31, 1997 and 1998, have been reclassified as sales, advertising and marketing expenses for all periods presented.

     Cost of product presentations consists of direct costs associated with the production of multimedia product presentations, together with payroll and related expenses. Cost of product presentations increased from $455,000 for the year ended December 31, 1997 to $725,000 for the year ended December 31, 1998. In the year ended December 31, 1998, cost of product presentations represented 57% of product presentation and listing revenues. The dollar increase of $270,000 in the cost of product presentations was due primarily to increases in payroll and related expenses of $219,000 and to increases in video and production expenses of $65,000. Negative margins on product presentation and listing services during the year ended December 31, 1997 occurred, as there were no revenues deferred in prior periods to recognize against current costs. Additionally, margins on product presentations and listing services improved during the year ended December 31, 1998 compared to prior periods due to improved efficiencies in the development of multimedia product presentations.


     SALES, ADVERTISING AND MARKETING

     Sales, advertising and marketing expenses consist of costs associated with promoting Value America's online store to potential customers and vendors, as well as payroll and related expenses and credit card fees. Sales, advertising and marketing expenses increased from $488,000 for the year ended December 31, 1997 to $38.5 million for the year ended December 31, 1998. The increase primarily reflected the commencement of Value America's advertising campaign in late January 1998, an increase in the number of merchandising, advertising and promotion department employees, and a general increase in the level of Value America's promotional activities. Advertising and promotional expenses increased from $194,000 for the year ended December 31, 1997 to $33.2 million for the year ended December 31, 1998, net of cooperative advertising of approximately $0 at December 31, 1997 and $2.0 million at December 31, 1998. These 1998 expenditures were primarily for advertising in regional and national newspapers and magazines, direct mailings and regional radio commercials. Payroll expenses relating to merchandising, advertising and promotion departments increased from $191,000 for the year ended December 31, 1997 to $3.6 million for the year ended December 31, 1998. Value America intends to increase its sales, advertising and marketing expenses significantly following the completion of the offering. See "Use of Proceeds."


     GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist of management and executive compensation, customer service compensation, professional services, bad debts and general corporate expenses, such as rent, depreciation and telephone expenses. General and administrative expenses increased from $544,000 for the year ended December 31, 1997 to $7.4 million for the year ended December 31, 1998. This increase reflected the hiring of additional management and customer service personnel, the incurrence of increased facilities charges and substantially increased activity levels to support the expansion of Value America's operation, all of which were undertaken in late 1997 and continued into 1998. Bad debt expense increased from $49,000 in the year ended December 31, 1997 to $972,000 in the year ended December 31, 1998. The increase is due to reserves recorded against Value America's growing receivable balance for potentially uncollectible and aged outstanding receivables. Payroll expenses relating to general and administrative personnel increased from $213,000 for the year ended December 31, 1997 to $2.4 million in the year ended December 31, 1998. Value America expects that general and administrative expenses will continue to increase significantly for the foreseeable future, as it continues to expand its operations.


     TECHNICAL AND SYSTEM DEVELOPMENT

     Technical and system development expenses consist primarily of expenses incurred for the development and maintenance of the software required to support Value America's online store, including employee compensation and the cost of designing, developing and improving store content, Internet connectivity, operations and reporting. Due to the rapid rate of changes in associated technology and Value America's business, these expenses are expensed as incurred. Technical and system development expenses increased from $487,000 for the year ended December 31, 1997 to $4.1 million for the year ended December 31, 1998. This increase principally reflected higher payroll and consulting expenses. Payroll expenses related to technical and system development increased from $434,000 for the year ended December 31, 1997 to $1.8 million for the year ended December 31, 1998. Payments to outside consultants totaled $10,000 for the year ended December 31, 1997 and $1.7 million for the year ended December 31, 1998. During the year ended December 31, 1998, Value America hired consultants to assist in modifying its information systems to improve its reporting and tracking abilities. Value America expects that technical and systems development expenses will continue to increase for the foreseeable future.


     PROFESSIONAL FEE

     In June 1998, Craig A. Winn, Value America's Chairman and one of its Founders, sold 288,321 shares of common stock for consideration below fair value to an entity that had assisted in the promotion of the private placements of the Series A Stock and Series B convertible preferred stock. Value America recognized the excess of the fair value of the common stock sold by Mr. Winn over the consideration received as a current period expense of $1.7 million. See Note 6 of notes to financial statements.


     INTEREST INCOME (EXPENSE), NET

     Interest expense of $2.7 million for the year ended December 31, 1998 consisted primarily of the amortization of $2.3 million in debt issuance costs related to the $29.0 million note payable. The $18,000 of interest income for the year ended December 31, 1997 related primarily to interest earned on the sale of Series A convertible preferred stock in December 1997.


     INCOME TAXES

     Value America provided $0 for income taxes for the year ended December 31, 1997, since it had elected to be an S Corporation under the Internal Revenue Code. Value America provided $0 for income taxes in the year ended December 31, 1998, since it incurred a net loss for that period.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO PERIOD FROM INCEPTION (MARCH 13, 1996) THROUGH DECEMBER 31, 1996

     REVENUES

     Value America did not open its online store until the third quarter of 1997 and thus generated $0 of revenues from product sales, product presentations and listing services for the period ended December 31, 1996. For the year ended December 31, 1997, net sales totaled $48,000 and product presentation revenues were $86,000.


     COST OF REVENUES

     Value America incurred $0 of cost of goods sold for the period ended December 31, 1996. For the year ended December 31, 1997, cost of goods sold totaled $31,000, representing 65% of net sales.

     Cost of product presentations increased from $97,000 for the period ended December 31, 1996 to $455,000 for the year ended December 31, 1997. In the year ended December 31, 1997, cost of product presentations represented 529% of product presentation revenues. The dollar increase of $358,000 in the cost of product presentations was due primarily to increases in payroll and related expenses of $305,000 and to increases in video and production expenses of $19,000. Negative margins on product presentation and listing services during the year ended December 31, 1997 occurred as there were no revenues deferred in prior periods to recognize against current costs.


     SALES, ADVERTISING AND MARKETING

     Sales, advertising and marketing expenses increased from $44,000 for the period ended December 31, 1996 to $488,000 for the year ended December 31, 1997. This increase resulted from significant increases in both advertising and promotional expenses and payroll related expenses. Advertising and promotional expenses totaled $194,000 for the year ended December 31, 1997 and $0 for the period ended December 31, 1996. Payroll expense relating to merchandising, advertising and promotion department employees increased from $21,000 for the period ended December 31, 1996 to $191,000 for the year ended December 31, 1997.


     GENERAL AND ADMINISTRATIVE

     General and administrative expenses increased from $152,000 for the period ended December 31, 1996 to $544,000 for the year ended December 31, 1997. This increase reflected the hiring of additional management and customer service personnel, the incurrence of increased facilities charges and substantially increased activity levels to support the expansion of Value America's operations, all of which were undertaken in late 1997. Payroll expenses relating to general and administrative personnel increased from $74,000 for the period ended December 31, 1996 to $206,000 for the year ended December 31, 1997.


     TECHNICAL AND SYSTEM DEVELOPMENT

     Technical and system development expenses increased from $136,000 for the period ended December 31, 1996 to $487,000 for the year ended December 31, 1997. This increase principally reflected higher payroll expenses relating to technical and systems development, which increased from $95,000 for the period ended December 31, 1996 to $434,000 for the year ended December 31, 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited quarterly financial data of Value America commencing with the quarter ended September 30, 1997, the first quarter during which Value America sold merchandise on the Internet. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the quarterly information. The quarterly information for the periods prior to the quarter ended September 30, 1997 is not presented because it is not considered meaningful to Value America's current operations. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.



                                               1997 QUARTER ENDED                   1998 QUARTER ENDED
                                            ------------------------ -------------------------------------------------
                                              SEPT. 30     DEC. 31     MAR. 31     JUNE 30     SEPT. 30      DEC. 31
                                            ------------ ----------- ----------- ----------- ------------ ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Net sales ................................    $   5      $     43    $  2,005    $  4,761    $  14,990    $  18,513
 Product presentations ....................       --            86         206         312          334          423
                                               -----      --------    --------    --------    ---------    ---------
  Total revenues ..........................        5           129       2,211       5,073       15,324       18,936
                                               -----      --------    --------    --------    ---------    ---------
Cost of revenues:
 Cost of goods sold .......................        5            26       2,015       4,506       14,756       18,774
 Product presentations ....................       45           267         330         131          122          142
                                               -----      --------    --------    --------    ---------    ---------
  Total cost of revenues ..................       50           293       2,345       4,637       14,878       18,916
                                               -----      --------    --------    --------    ---------    ---------
Gross profit (loss) .......................      (45)         (164)       (134)        436          446           20
                                               -----      --------    --------    --------    ---------    ---------
Operating expenses:
 Sales, advertising and marketing .........      205           283       2,290       6,845       12,257       17,094
 General and administrative ...............      110           327         841       1,154        2,264        3,107
 Technical and system development .........      134           247         373         622        1,585        1,529
 Professional fee .........................       --            --          --       1,700           --           --
                                               -----      --------    --------    --------    ---------    ---------
  Total operating expenses ................      449           857       3,504      10,321       16,106       21,730
                                               -----      --------    --------    --------    ---------    ---------
Operating loss ............................     (494)       (1,021)     (3,638)     (9,885)     (15,660)     (21,710)
 Interest income (expense), net ...........         (1)         21          98          50           81       (2,952)
                                               --------   --------    --------    --------    ---------    ---------
Net loss ..................................    $(495)     $ (1,000)   $ (3,540)   $ (9,835)   $ (15,579)   $ (24,662)
                                               =======    ========    ========    ========    =========    =========

     Value America's operating results have fluctuated in the past, and are expected to continue to fluctuate in the future, due to a number of factors, many of which are outside Value America's control. As a strategic response to changes in the competitive environment, Value America may from time to time make certain service, marketing or supply decisions or acquisitions that could have a material adverse effect on Value America's quarterly results of operations and financial condition. In future quarters Value America's operating results may not meet or exceed the expectations of securities analysts and investors. In such event, the trading price of the common stock may be materially adversely affected.


LIQUIDITY AND CAPITAL RESOURCES

     Since inception, Value America has financed its operations primarily from capital contributions from stockholders and from amounts paid by vendors for product presentations. During the year ended December 31, 1997, Value America received proceeds of $10.2 million from the sale of Series A convertible preferred stock, common stock and warrants. During the year ended December 31, 1998, Value America issued:

     o $18.8 million of Series B convertible preferred stock,

     o $29.0 million of notes payable and related warrants to purchase 3,573,000 shares of common stock and

     o 625,200 shares of common stock and related warrants to purchase 118,320 shares of common stock for $6.3 million.

In January 1999, Value America issued:

     o $60.0 million of Series B convertible preferred stock and related warrants to purchase 2,311,567 shares of common stock,

     o $5.0 million of notes payable and related warrants to purchase 560,000 shares of common stock and

     o 20,000 shares of common stock for $200,000.

Value America allocated the $31.1 million fair value of the total common stock warrants issued in December 1998 and January 1999 to stockholders' equity based upon the fair value of the warrants. The resulting debt issuance costs are being amortized as interest expense until the earlier of maturity or conversion. Value America anticipates that the interest expense from the amortization of the debt issuance costs will have a material effect on its net loss in the quarter and year in which this offering is completed. This amortization will not affect Value America's cash flows.

     Upon the closing of this offering, the Series C convertible preferred stock will convert into common stock. The remaining discount from its redemption value will be recorded as accretion and it is anticipated to have a material effect on net income or loss available to common stockholders in the quarter and year in which this offering is completed. This accretion will not affect Value America's cash flows.

     Net cash used in operating activities was $166,000 for the period ended December 31, 1996, $338,000 for the year ended December 31, 1997 and $30.0 million for the year ended December 31, 1998. Net cash used in operating activities in the year ended December 31, 1998 was due primarily to (a) the net loss of $53.6 million and (b) a $2.6 million increase in accounts receivable and a $640,000 increase in inventory, both associated with the growth in revenues and increased cash required to fund operating activities. The increases in accounts receivable and inventory were offset by an increase in accounts payable of $15.4 million and accrued expenses of $4.4 million. Value America has financed its operating activities primarily through the aforementioned capital contributions by stockholders.

     Value America has a $5.0 million line of credit from Wachovia Bank, N.A. that is backed by cash deposits. The line of credit provides for cash advances evidenced by short-term notes and secured by cash deposits. This line bears interest on advanced funds at LIBOR plus 1.75% and expires on May 31, 1999.

     Value America has obtained stand-by letters of credit in favor of vendors totaling $5.0 million. Each letter of credit is secured by a certificate of deposit. These standby letters of credit expire through August 1999 and are callable if Value America defaults in the payments of trade payables to the secured vendors.

     Additionally, Value America has a two-year agreement with a credit card processor in which the credit card processor, to cover potential charge backs, has a first priority lien and security interest in a $1,500,000 cash deposit account. The agreement, which expires in April 2000, may be terminated by either party and the credit card processor can require Value America to maintain the cash deposit account for up to 10 months following termination.

     Value America incurred capital expenditures of $2.5 million in the year ended December 31, 1998. These expenditures are primarily for computer equipment and furniture and fixtures associated with Value America's continued new employee growth, move to new facilities and continued systems development. Value America plans to increase its operating expenses significantly in order to:

     o increase the size of its staff,

     o expand its marketing and advertising efforts,

     o increase its technical and systems development efforts,

     o improve and maintain its controls, systems and procedures and

     o support its growing infrastructure.

As a result, Value America may experience substantial quarterly net losses for the foreseeable future. Value America may be required to use the proceeds of this offering to finance capital expenditures, increased accounts receivable and inventory from product sales, marketing and advertising expenses, and growth in operating expenses.

     Value America believes that its existing capital resources and the net proceeds of this offering will be sufficient to fund its operations for at least 12 months from the date of this prospectus. Thereafter, if cash generated from operations is insufficient to satisfy Value America's liquidity requirements, Value America may seek to sell additional equity or convertible debt securities or obtain a larger credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to Value America's stockholders. There can be no assurance that financing will be available to Value America in amounts sufficient to fund Value America's operations or on terms acceptable to Value America. See "Risk Factors -- We may be unable to obtain additional financing we need" and "Certain Transactions."


YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are programmed to assume that the century portion of a date is "19" to conserve the use of storage and memory. This assumption results in the use of two digits rather than four to define an applicable year. Accordingly, computer systems that rely on two digits to define an applicable year may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process or transmit data or engage in normal business activities. Value America's ability to operate is dependent upon the delivery of accurate, electronic information via the Internet. To the extent that Year 2000 issues result in the long-term inoperability of the Internet or Value America's online store, Value America's results of operation and financial condition would be materially and adversely affected.

     Value America has completed its assessment of its Year 2000 readiness. This assessment included a review of Value America's internal information technology systems, non-information technology systems and the systems of third parties upon which Value America may rely. For its proprietary computer systems, Value America conducts Year 2000 compliance verification and validation with internal resources. No internal information technology projects have been deferred due to Value America's Year 2000 remediation program. Value America believes that the remediation program will have no material adverse effect on current or anticipated internal information technology projects. Although Value America has developed its proprietary computer systems to specifically address Year 2000 issues, there can be no assurance that Value America's systems, as a whole, are Year 2000 compliant.

     Value America utilizes third-party equipment and software that may or may not be Year 2000 compliant. Consequently, Value America's ability to address Year 2000 issues is, to a large extent, dependent upon the remediation activities of third parties. Value America has requested statements of Year 2000 compliance from third party technology providers associated with Value America's core information systems infrastructure.

     Value America is in the process of initiating formal communications with all of the manufacturers and distributors presented in Value America's online store to determine the extent to which Value America is vulnerable to those third parties' failures to remediate their own Year 2000 issues. In some cases, corporate systems or EDI mappings have been designed to avoid Year 2000 problems. For other suppliers with which Value America communicates order, invoice, and inventory information via EDI, Value America is switching to a Year 2000 compliant standard format. Beginning in January 1999, Value America is encouraging its suppliers to migrate to the Year 2000 compliant EDI format. Value America believes that its current vendors either are in compliance with Year 2000 requirements, or efforts will be undertaken to ensure their Year 2000 compliance by June 30, 1999. In the event Year 2000 compliance is not achieved by some manufacturers offering products in Value America's online store, these manufacturers may be unable to effectively operate. Consequently, Value America may seek additional manufacturers of quality products to replace those burdened with Year 2000 remediation difficulties. In the event Year 2000 compliance is not achieved by some distributors, Value America may seek to identify alternate distributors for the affected products. Because Value America's order processing systems can transparently maintain multiple distributors for products, it can obtain contingency distributors with only minor administrative and EDI setup costs.

     In addition, Value America is evaluating Year 2000 compliance by credit card processors and other financial intermediaries through which transactions are processed when Value America's customers purchase goods from Value America's online store. Due to the complexity of these transaction processing systems and the fact that Value America has no direct control over them, Value America is in the process of securing a secondary source for financial transaction processing as a backup measure. Value America has a contingency plan for switching to a new processor in the event its current credit card processor is not able to be Year 2000 compliant by the middle of fiscal 1999. This contingency plan can be implemented in a matter of hours, as the proprietary computer systems have been designed to interface with payment service providers through a generic interface that can be easily modified. Value America believes that appropriate transaction processing relationships will be pre-established by June 30, 1999, and that the effort required to implement switching to a new processor, if necessary, will be primarily administrative.

     Value America funds remediation costs internally from existing working capital. To date, the incremental costs of Value America's Year 2000 remediation program have been approximately $55,000. Additional costs for hardware and outside staffing resources for Year 2000 integration testing environments could amount up to $75,000. Value America has contracted with GE Information Systems to test and validate Value America's primary EDI trading partners for Year 2000 readiness and produce a findings report. The cost of this engagement is approximately $35,000. There are currently no identified Year 2000 issues that will require equipment to be replaced; however, the Windows 95 operating system on Value America's internal desktop devices will be upgraded to Windows 98 and there may be software upgrades associated with other equipment. The upgrades are covered under current licensing agreements at no cost, and administrative costs of the upgrades are expected to be less than $25,000. Value America estimates that the additional incremental costs related to its Year 2000 remediation program will not exceed $250,000 and will not represent more than 2% of Value America's operating and capital information technology budget for 1999. In any event, Value America believes that such costs will not have a material adverse effect upon its results of operation or financial condition.

                                   BUSINESS


INDUSTRY BACKGROUND

     GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE

     The audience of potential customers in the United States on the World Wide Web now exceeds 60 million people and is growing at a rate of close to 10 million users per quarter, according to data cited in a 1998 report by the U.S. Department of Commerce. Shopping has become one of the most popular activities on the Internet, and the number of people who shop and buy products on the Internet is growing rapidly. Industry reports indicate that more than 10 million households in the United States and Canada have purchased at least one product or service over the Internet. The number of households world-wide that shop online was expected to double in 1998. One industry research firm estimates that the total value of goods and services purchased by businesses and consumers on the Internet by individuals, businesses and governmental agencies ranged between $55 billion and $80 billion in 1998 and projects that the market may grow to between $1 trillion and $2 trillion by 2002.

     The rapid growth in electronic commerce is not limited to consumer usage of the Internet. Prior to the advent of the Internet, large retailers and manufacturers began to establish a system of communicating business documents in a standard electronic form, known as electronic data interchange, or EDI. These business-to-business EDI systems enable purchase orders, invoices and shipping instructions to be transmitted electronically among manufacturers, distributors and retailers, and thereby can diminish costs and improve service opportunities.


     THE TRADITIONAL RETAIL MARKETPLACE

     In the traditional marketplace, retailers utilize stores and catalogs to sell goods to customers. Retailers typically maintain an inventory of products offered for sale and assume the costs and risks associated with that inventory. These costs include expenses relating to personnel, distribution, warehousing, financing inventory and leasing or buying real property to display merchandise. Risks of carrying inventory include damage, theft, loss, obsolescence and mismatches between supply and demand. Traditional retailers must attempt to factor these costs and risks into their selling prices.

     In recent years, a number of companies have introduced new business models that have significantly altered the competitive environment in the retailing industry. Many of these business models rely on variations of two basic retailing concepts: the "superstore" concept and the "volume discount" concept. In general, superstore retailers such as Circuit City and Staples seek to attract customers by emphasizing a broad selection of merchandise in a single industry. Volume discount retailers such as Sam's Wholesale Club and Price/Costco generally seek to attract customers by de-emphasizing traditional retail concepts such as personalized customer service, product presentation, consistency of product offerings and breadth of merchandise in order to offer a smaller number of products at substantial discounts from manufacturers' suggested retail prices. Superstores and volume discounters have succeeded in drawing customers away from more traditional retail stores. In order to remain competitive, many traditional retailers have responded by lowering prices and seeking to lower costs. These cost reductions result, in part, from offering lower quality merchandise and hiring fewer and less experienced customer service and sales employees.

     As a result of the significant number of retailers who compete for customers primarily on the basis of price, Value America believes that retail customers do not receive sufficient information to make informed purchasing decisions and may frequently purchase products that fail to meet their expectations.


THE ONLINE RETAIL OPPORTUNITY

     The Internet provides retailers with the opportunity to offer a broad and evolving selection of merchandise from a wide array of product categories. Through the use of the Internet, retailers can effectively change product offerings and customers can have access to shop 24-hours-a-day, 365-days-a-year. An online store, unlike a traditional retail store, is not limited by the constraints and expenses of store construction, real estate selection, shelf space, in-store staffing or the customer inconvenience associated with travel to and from a store location. Internet retailers have the ability to react quickly to update product descriptions, pricing and mix without incurring substantial costs.

     The Internet is a highly interactive medium through which online retailers can track shopper responses and preferences, thereby enabling retailers to customize their online stores, target specific customer groups and individuals, and tailor cross-selling efforts. Online retailers also benefit from the traditional marketing and advertising strategies employed by product manufacturers, which typically invest substantial amounts to advertise the benefits and features of their branded products. Product manufacturers also typically utilize television, radio and print advertising to build strong brand recognition. In turn, consumers seek out their preferred brands and products in each of the channels in which they are available for sale, including the Internet. Online retailers can use EDI to facilitate the entire ordering, shipping, invoicing and documentation process, thereby reducing costs throughout the supply chain and increasing their ability to service their customers more efficiently.

     Value America believes that its electronic commerce strategy can enable it to provide a comprehensive solution to the difficulties associated with the traditional retail market. Value America has identified three market segments that are particularly attractive for electronic commerce: technology products, office products and consumer products. Each of these segments has begun to generate online revenues for segment-specific retailers such as Dell Computer, Office Depot and Amazon.com.

   o TECHNOLOGY PRODUCTS include computers, computer peripherals, communications products and software. These products are sold to small, medium and large businesses, educational institutions, governmental agencies and individual consumers. Technology products are typically distributed through a relatively complex distribution channel whereby certain value-added resellers, system integrators, distributors and direct marketers sell to end-users.

   o OFFICE PRODUCTS include office equipment, supplies and furniture. This segment includes a broad assortment of products ranging from facsimile machines to pencils to desk chairs. Office products have traditionally been sold through catalog-based distributors and brick-and-mortar retailers.

   o CONSUMER PRODUCTS encompass a wide range of hard and soft goods targeted for use by individuals, including electronics, housewares, home improvement, jewelry, books, music, home furnishings, sporting goods, toys, household products, pet supplies, and health and beauty aids. These sales principally occur in traditional brick-and-mortar stores and through catalog shopping.


THE VALUE AMERICA SOLUTION

     Value America offers a wide selection of technology, office and consumer products for sale on its online store. Individual and business customers visit Value America's online store as a result of its traditional advertising, direct response marketing, online promotions and affinity marketing programs, as well as through Internet browsing. The store provides the customer with entertaining and informative multi-media product presentations. Customers purchase products online by selecting the items they wish to buy and providing payment and shipping information. Value America also offers a toll-free telephone number that customers can call to complete a purchase transaction or obtain additional customer service. Once a product has been purchased, Value America transmits ordering and shipping information to the manufacturer or distributor, which ships the product directly to the customer.

     The Value America business model is designed to utilize the benefits of the Internet and electronic commerce to provide superior value to both consumers and manufacturers. Value America provides customers with value by offering them convenient access to quality brand name products, responsive service and pertinent product information. The Value America online store also addresses the desire of manufacturers and distributors to have efficient distribution, direct exposure to individual consumers and businesses, and the ability to sell products based upon their merits.

     Value America believes that its online store offers customers a number of benefits that differentiate it from traditional retailers and distributors:

   o QUALITY AND SELECTION FROM RECOGNIZED BRANDS. As an online store, Value America has virtually unlimited shelf space. This allows it to offer a broad variety of products, from a large number of leading manufacturers in many industries. Value America believes that customers shopping on the Internet, a relatively new commercial medium, will be more comfortable purchasing products from recognized brands.

   o VALUE PRICING. Value America's virtual storefront and direct distribution process are designed to enable Value America to offer brand name products at lower prices.

   o INFORMATION-RICH MARKETING. In order to educate customers and enable them to make informed purchase decisions, Value America's online store provides valuable interactive multi-media presentations that reveal the features, benefits and applications of the products sold by Value America.

   o CUSTOMER CONVENIENCE. Value America believes that customers benefit when they can buy a wide variety of products to meet home and business needs in one convenient place. Value America's online store is open 24-hours-a-day, 365-days-a-year and is available to both individual and business customers through any computer with Internet access. Value America's graphic user interface and database design enable each customer to organize the store in a manner specifically designed to meet his or her shopping style. Customers can shop by category, product, brand or price.

   o PERSONALIZED SERVICE. Value America's store emphasizes customer satisfaction by offering personalized services, including Web access to receipts, shipping and warranty information. The store greets members by name, thanks them for the last products they purchased and asks them to share their opinions about products they have purchased. Value America provides telephone customer service, as well as recommendations for additional purchases and reminders of important dates such as anniversaries and birthdays via electronic mail. The store retains and utilizes shipping addresses and billing data to make check-outs more efficient.


Value America believes that its electronic commerce model offers four key benefits to manufacturers:

   o BROADER REACH. Value America's online presence provides manufacturers with access to an increasingly large base of customers beyond the reach of any individual brick-and-mortar retailer or catalog operator.

   o CLOSER CUSTOMER CONTACT. Value America creates a direct link between factories and consumers. Value America collects, retains and shares aggregate customer demographic information with product manufacturers. This enables manufacturers to improve their marketing strategies. Value America solicits each manufacturer's suggestions regarding the development of multi-media product presentations in order to properly present product information to customers.

   o EMPHASIS ON PRODUCT MERITS. The multi-media product presentations in Value America's online store provide manufacturers with the opportunity to inform potential customers as to the benefits and features associated with their products. Consequently, manufacturers are able to sell products on their merits, rather than on price alone.

   o EFFICIENT DISTRIBUTION. Value America's technology platform is capable of transmitting customer orders electronically to product manufacturers, distribution centers and freight companies, thereby facilitating efficient delivery of purchased goods directly from the manufacturer or distributor to the customer.

STRATEGY

     Value America's objective is to be the leading online retailer of technology, office and consumer products. To achieve this objective, Value America is implementing the following strategies:

     INITIALLY EMPHASIZE SALE OF BUSINESS TECHNOLOGY AND OFFICE PRODUCTS. Value America has focused its initial strategy on business technology and office products. Value America believes that the most rapid acceptance of electronic commerce has been in the business-to-business market segment, which serves customers who are rapidly integrating the use of the Internet into their day-to-day business operations. Value America has formed relationships with manufacturers of more than 200 business technology and office products brands, including:

     o technology manufacturers such as Hewlett-Packard, IBM, NEC and Toshiba,

     o computer peripheral manufacturers such as 3Com U.S. Robotics, Brother, Canon, Epson and Lexmark, and

     o office products suppliers such as Avery, Fellows, Quartet and Targus.

     MOVE RAPIDLY INTO THE BUSINESS-TO-CONSUMER MARKET. Value America intends to offer consumers a wide selection of products from a variety of categories. Value America believes that both individual consumer use of the Internet and electronic commerce as a means to purchase consumer products will increase. The categories for consumer products in Value America's online store currently consist of: apparel and footwear, computers, computer accessories, electronics and cameras, general merchandise, health and beauty, home furnishings, home improvement, housewares and gifts, jewelry and watches, major appliances, office products, pharmacy, software, sporting goods, and toys and games. Value America has, for example, entered into a relationship with Procter & Gamble which provides more than 50 brands of household and personal care products for the Value America online store.

     EXPAND BRAND OFFERINGS. Currently, Value America offers products from more than 1,000 brands on its online store. Value America intends to continue to expand the number of recognized brand name manufacturers and products within the store. Value America believes that relationships with brand name manufacturers are essential to its ability to continue to build its reputation as an online destination store. Furthermore, Value America believes that the high-quality reputation of leading brands is essential to building consumer confidence in online shopping. Value America intends to increase the number of new brands offered in its online store by expanding existing product categories and developing new categories.

     ENHANCE THE CUSTOMER EXPERIENCE. Value America utilizes multi-media product presentations to inform its customers of product features, benefits and applications prior to a sale. Manufacturers pay Value America to create presentations that combine sound, video, copy and visual elements to demonstrate product merits in an informative and entertaining online environment. Value America recognized approximately $1.3 million in product presentation revenues for the year ended December 31, 1998 and had approximately $2.4 million in deferred product presentation revenues as of December 31, 1998. Value America currently estimates that it will recognize such deferred revenues over the next 12 to 30 months. Value America intends to utilize the features of its proprietary presentation authoring tool to upgrade the content of existing picture and audio listings to more comprehensive video-enhanced presentations. Value America plans to continue to implement additional technological upgrades to increase the number of customers that can shop in the store simultaneously, improve audio and video streaming techniques, integrate customer service capabilities with converging telephony technologies and expand EDI relationships with manufacturers and suppliers.

     DEVELOP AND EXPAND DIRECT RESPONSE ADVERTISING AND PARTNERSHIPS. Value America intends to continue to develop and expand upon its direct response advertising and partnership strategies. For the year ended December 31, 1998, Value America spent approximately $33.2 million on advertising and promotional expenses. Value America also may partner with certain manufacturers to conduct exclusive direct response campaigns. Value America intends to increase its sales, advertising and marketing expenses significantly following the completion of this offering.

THE VALUE AMERICA STORE

     Customers enter Value America's online store at WWW.VALUEAMERICA.COM or WWW.VA.COM. Customers can register for membership or shop as a guest. They may conduct targeted product or brand searches, browse through the store's product offerings, buy products, obtain personalized shopping services, view multi-media product presentations, check order status, obtain a receipt for a previous purchase and check warranty status. Value America's online store offers customers the following key features:

     MULTIPLE METHODS OF SHOPPING. The customer interface enables customers to organize the online store to suit their own shopping preferences. The store permits shopping by category, brand or specific product type. The Value America store also allows customers to shop solely for new products or for special promotional offerings. Customers may also use an internal search engine to search for products by keywords. When customers shop by brand, the store displays the distinctive logos associated with each brand name product available in a particular category.

     INFORMATIVE PRODUCT PRESENTATIONS. Each of the products Value America offers is accompanied by at least one of four different types of product presentations which it has created and produced under contract with the product's manufacturer. The four types of presentations are:

     o a standard picture listing, which presents a digital and compressed color picture of the product, lists the product's most important specifications and provides specific product purchasing information,

     o a basic presentation, which adds to the picture listing by providing several pages of copy and visual images to describe features and benefits,


     o a multi-media presentation, which provides a further in-depth look at the product through a combination of photographs, illustrations, special effects and audio streaming, and

     o a video presentation, which provides customers with a full motion video demonstration of the product, including a detailed audio description of its features and benefits and a textual description of the history and applications of the product.

     PERSONALIZED SHOPPING SERVICES. Customers may become members of Value America and obtain access to the benefits of Value America's personalized shopping services. This membership entitles customers to additional discounts, typically 5%, from the prices that are available to all shoppers, as well as many other member benefits. The Value America store offers the use of an animated "personal shopper" who greets members by name and who can serve as a guide through the store's features and functions. A member's personal shopper can be used as a convenient method to access receipts, product warranties and information relating to past Value America purchases. Membership in Value America has been free to date. Value America is currently contemplating charging a small membership fee, such as $5.00 per quarter, for individual memberships.

     CONVENIENT WAYS TO ORDER. Customers may order products either through Value America's Internet site or via a toll-free telephone number and may pay for purchases by credit or debit card or by check. Business customers who have established trade credit with Value America may also use a purchase order. Regardless of the purchasing method selected by the customer, substantially all purchases are routed through the technological platform that supports Value America's online store so as to allow every customer access to his or her order status and warranty information via the Internet.

     WIDE SELECTION OF LEADING BRANDED PRODUCTS. The Value America store emphasizes brand name products from leading manufacturers across a broad array of product categories. The brand names in the Value America store include names of manufacturers, product lines and, in some cases, specific products; Value America believes these names are well-known to potential purchasers. Value America organizes its products into the following categories: apparel and footwear, computers, computer accessories, electronics and cameras, general merchandise, health and beauty, home furnishings, home improvement, housewares and gifts, jewelry and watches, major appliances, office products, pharmacy, software, sporting goods, and toys and games.

     The following is a partial listing of the brand names and products that Value America presented in its online store as of March 31, 1999. Value America has selected these brand names and products based upon its assessment of their brand awareness among Value America's targeted customer base. Value America has not selected these brands and products on the basis of actual or projected unit or dollar sales, and no inference should be drawn as to whether Value America has received or will receive significant revenues from sales of any particular brand of products listed below. Value America's product vendors have no obligation to make any of these brand name products available for sale to Value America's customers and may terminate their relationships with Value America at any time and without penalty.




BRANDS                  PRODUCTS
APPAREL AND FOOTWEAR
Cudas                   Casual Footwear
Cutter & Buck           Casual Apparel
Georgio Brutini         Men's Dress Shoes
Herman Survivor         Footwear
Hi-Tek                  Hiking Shoes
Ryka                    Athletic Footwear
Tretorn                 Athletic Footwear
Yukon                   Casual Shoes
COMPUTER ACCESSORIES
Altec Lansing           Speakers
APC                     Power Supply
Brother                 Printers and Copiers
Creative                Graphic and Sound
Curtis                  Computer Accessories
Diamond                 Video and Sound Cards
Epson                   Printers, Scanners and Fax
Fellowes                Ergonomic, Cables and
                        Input
Kensington              Media Storage, Computer
                        Cases and Input Devices
Lexmark                 Printers and Supplies
Panamax                 Surge Protection
Perfect Data            Cleaning
Read Right              Computer Care Products
Targus                  Computer Cases
Tripplite               Surge Protection
COMPUTERS
3COM U.S. Robotics      Modems
Acer                    Scanners and Monitors
Boca Research           Networking
Casio                   Digital Imaging
Compaq:
   Armada               Notebook Computers
   DeskPro              Business Computers
   Proliant             Business Servers
   ProSignia            Business Servers
CTX                     Monitors
Dazzle Multimedia       Digital Imaging
Geobook                 Word Processors
Hewlett-Packard:
   Pavilion             Home Computers
   Vectra               Business Computers
Hitachi                 Monitors
IBM:
   Aptiva               Home Computers
   GL Series            Business Computers
   IntellStation        Business Computers
   Netfinity            Business Servers
   ThinkPad             Notebook Computers
Imation                 Data Storage and Media
Intel                   Networking and Processors
Iomega                  Data Storage Drives


BRANDS                  PRODUCTS
KDS                     Monitors
Kingston                Data
Lexar Media             Digital Film Readers
Microtek                Scanners
Mitsubishi              Notebook Computers
NEC                     Desktop and Notebook
                        PCs, Monitors and
                        Printers
Nokia                   Monitors
Okidata                 Printers and Supplies
Palm Pilot              Palm Top Computer
Proview                 Monitors
Samsung                 Monitors
Smart Modular           Modems
Southland Micro         Memory
Toshiba:
   Libretto             Palm Top Computers
   Portege              Notebook Computers
   Satellite Pro        Notebook Computers
   Tecra                Notebook Computers
UMAX                    Scanners
UUNet                   Internet Connection
Verbatim                Data Storage Media
Viewsonic               Monitors
Visioneer               Scanners
Yamaha                  CDRW Drives
ELECTRONICS & CAMERAS
Bazooka                 Speaker Systems
Canon                   35mm Cameras
Curtis Mathes           Audio Device Convergence
Fisher                  Shelf Audio Systems
FujiFilm                Digital and Film Cameras
Hometech                Speakers
Kodak                   Digital Cameras
Magnavox                TVs, VCRs and Audio
Olympus                 Digital and Film Cameras
Panasonic               Audio, TVs, VCRs,
                        Camcorders and DVDs
Philips                 Video and Audio
Phonemate               Telephones and Answering
RCA                     TVs and Camcorders
Sonance                 Wall Speakers
Technics                Audio Systems
Zenith                  TVs and VCRs
GENERAL MERCHANDISE
Bounce                  Fabric Softener
Bounty                  Paper Towels
Cascade                 Dish Care
Charmin                 Bath Tissue
Cheer                   Laundry Detergent
Cinch                   Glass Cleaner
Comet                   Cleanser

BRANDS                    PRODUCTS
Dawn                      Dish Care
Downy                     Conditioner
Dreft                     Laundry
Febreze                   Air and Fabric Freshnener
Folgers                   Coffee
Francodex                 Pet Grooming
Gain                      Laundry Detergent
Hartmann                  Luggage
Helmac                    Clothing Care
Ivory                     Dish Care
J.W. Pet                  Pet Toys
Lysol                     Cleanser
Maurice Gerard            Leather Bags
Midwest                   Pet Supplies
Millstone                 Coffee
PrevuePet                 Pet Travel Cages
Pringles                  Snack Food
Puffs                     Facial Tissue
Seven Oars                Luggage
Simple Green              Household Cleaning
Solo                      Luggage
Spic & Span               Household Cleaning
Tide                      Laundry Detergent
Woolite                   Fabric Care
HEALTH & BEAUTY
Allergan                  Eye Care
Always                    Feminine Hygiene
Aquafresh                 Toothpaste
Arm & Hammer              Toothpaste
Aveeno                    Skin Care
Ban                       Anti-Perspirant/Deodorant
Banana Boat               Sun Care
Carefree                  Feminine Hygiene
Centrum                   Vitamins
Chaps                     After Shave Lotion
Clearasil                 Skin Care
Clear Blue                Pregnancy Test
Coast                     Personal Cleansing
Cortaid                   Itch and Rash Treatment
Cover Girl                Cosmetics
Crest                     Toothpaste
Curel                     Lotion
Dry Idea                  Anti-Perspirant/Deodorant
Edge                      Shaving
Fixodent                  Denture cleaner
Galaxy                    Wheelchairs and
                          Adjustable Beds
Ginkoba                   Dietary Supplement
Ginsana                   Dietary Supplement
Giorgio                   Fragrances
Hawaiian Tropic           Sun Care
Head & Shoulders          Hair Care
Herbal Essences           Hair Care
Intelligent Nutrition     Vitamins
Johnson & Johnson         Health Care Products
L'Oreal                   Hair Care
Lubriderm                 Lotion
Luvs                      Diapers and Wipes
Max Factor                Cosmetics
Monistat 7                Health Care
Movana                    Dietary


BRANDS                    PRODUCTS
Neutrogena                Skin and Hair Care
Noxzema                   Skin Care
Obsession                 Fragrances
Oil of Olay               Skin Care
Old Spice                 Anti-Perspirant/Deodorant
Opium                     Fragrances
Pampers                   Diapers and Wipes
Pantene                   Hair Care
Pert                      Hair Care
Polident                  Oral Care
Polo                      Fragrances
Progaine                  Hair Care
Rogaine                   Hair Loss Preventative
Safeguard                 Personal Cleansing
Scope                     Mouthwash
Secret                    Anti-Perspirant/Deodorant
Selsun Blue               Hair Care
Slimfast                  Diet Products
Sure                      Anti-Perspirant/Deodorant
Tampax                    Feminine Hygiene
Unicap                    Vitamins
Vaseline                  Lotion
Vidal Sassoon             Hair Care
Vitasana                  Vitamins
White Diamond             Fragrances
Wings                     Fragrances
Zest                      Personal Cleansing
HOME FURNISHINGS
American Heritage         Ceiling Fans
Beaulieu                  Floorcovering
Bush                      Furniture
Congoleum                 Floorcovering
Cosco                     Step Stools
Design House              Ceiling Fans
Dorel                     Futons and Beds
Fashion Bed               Bedroom Furniture
Holmes                    Lighting
InterMetro                Shelving
Milliken                  Floorcoverings
N.D. Cass                 Juvenile
Oriental Weavers          Floorcoverings
Pelonis                   Ceiling Fan Accessories
Rose Hill                 Furniture
Safety 1st                Juvenile Products
Sunroca                   Casual and Outdoor
                          Furniture
Vantage Point             Entertainment
HOME IMPROVEMENT
Alsons                    Hand Held Showers
American Shower           Bath Enclosures
Amerock                   Hardware
Ames                      Lawn and Garden
Angelo                    Lighting
AromaSpa                  Steam Bath
Black and Decker          Power Tools
Bosch                     Power Tools
Boyds Ultra Violet        Car Care
Campbell Hausfeld         Generators and Power Tools
Chamberlain               Garage Openers
Char-Broil                Barbeque Grills

BRANDS                     PRODUCTS
Closetmaid                 Storage
Cooper                     Hand Tools
Crawford                   Ladders
Culligan                   Water Purification
DeLonghi                   Portable Heaters
Delta                      Power Tools
Delta Faucets              Faucets and Showers
Design House               Decorative Products
Dewalt                     Power Tools
Flexon                     Garden Hoses
Flowtron                   Lawn and Garden
Frost King                 Home Products
Garrity                    Flashlights
Keller                     Ladders
Kidde                      Home Safety
Kindred                    Sinks
Kryptonite                 Security Locks
Kwikset                    Security Locks
Lighting America           Electronic Lighting
Liteway                    Lighting
L.R. Nelson                Lawn and Garden
Off                        Insect Control
Peerless                   Faucets and Shower
Pennington Seed            Lawn and Garden
Pentair                    Power Tools
Plano Molding              Tool Boxes
Porter Cable               Power Tools
Reeleasy                   Hose Products
Satco                      Lighting
Skil                       Power Tools
SmartWater                 Water Purification
Stack-On                   Storage Products and Tool
                           Cabinets
Stanley/Whistler           Door Openers
Step 2                     Mail Boxes
Wells Lamont               Work Gloves
Weber                      Barbecue Grills
Weiser Lock                Door Locks
Westinghouse               Specialty Lightbulbs
HOUSEWARES AND GIFTS
Bissell                    Floor Care
Braun                      Small Appliances
Briel                      Espresso
Chantal                    Cookware
General Housewares         Housewares
Good Tidings               Christmas Accessories
Ham I Am                   Specialty Meats
Heirloom                   Clocks
Hoover                     Floor Care
Jerbeau Chocolate          Chocolate
KitchenAid                 Small Appliances
Lazzaroni                  Desserts
Nana's Sauces              Gourmet Dessert Sauces
Norelco                    Kitchen Appliances and
                           Shavers
Nybro                      Fine Crystal
Omaha Steaks               Specialty Meats
Oral B                     Plaque Removal
Panasonic                  Appliances
Philips Lighting           Lighting
Pur                        Water Purifiers


BRANDS                     PRODUCTS
Replogle                   Decorative Accessories
Sanyo                      Appliances
Sharp                      Kitchen Appliances
ShopoVac                   Wet-Dry Vacs
Silk-Epil                  Hair Removal
Singer                     Sewing Machines
Springfield                Thermometers and Clocks
Timex                      Clock Radios
Tobacco Source             Cigars
Thermoscan                 Temperature Devices
West Bend                  Kitchen Appliances
JEWELRY & WATCHES
Armitron                   Watches
Connoisseurs               Jewelry Cleaning
Elgin                      Watches
Coeur De Lion              Mens Jewelry
Jacques Laurent            Watches
Jules Jurgensen            Fashion Watches
Lara                       Diamond Jewelry
Lorus                      Watches
Movado                     Watches
Nobel                      Watches
Pulsar                     Watches
Seiko                      Watches
Swiss Army                 Knives and Watches
Wenger                     Knives and Watches
MAJOR APPLIANCES
Amana                      Dishwashers, Ranges and
                           Refrigerators
General Electric           Microwave Ovens and
                           Refrigerators
Profile                    Microwave Ovens
OFFICE PRODUCTS
3M                         Presentation, Projectors
                           and Papers
ACCO                       Fasteners
Acme United                First Aid Kits
American Tombow            Writing Instruments
Ampad                      Notepads
Apollo                     Presentation Products
Artistic                   Desk Accessories
At-A-Glance                Dated Goods and Diaries
ATAPCO                     Binders and Portfolios
Avery                      Labels and Presentation
BALT                       Office Furniture
Bates                      Punches and Fasteners
Bayer                      Pain Relief
Beautone                   File Folders
BIC                        Pens and Pencils
BPI                        Office Furniture
Cardinal                   Binders and Portfolios
Champion International     Office Paper
Charles Leonard            Fasteners
C-Phone                    Video Conferencing
Cross                      Writing Instruments
Dan Wood                   Office Furniture
DayMinder                  Appointment Books
Day-Timer                  Dated Goods and
                           Organizers

BRANDS                PRODUCTS
Deskjet               Printer Supplies
Duracell              Batteries
Dymo                  Labelmakers
Eaton                 Papers and Envelopes
Eldon                 Desk Accessories
Esselte               Office Products
Fireking              Fireproof Storage
Franklin Covey        Dated Goods
GBC Quartet           Presentation
Gillette              Writing Instruments
Global                Office Furniture
Great White           Paper
Hammermill            Paper
Hazel                 Briefcases
Hi-Liter              Highlighters
IBICO                 Binding
Laserjet              Toner, Film and Paper
Listerine             Oral Care
Marks-a-Lot           Markers
Martin Yale           Mailroom Machines
Merriam-Webster       Reference and Dictionaries
Newell                Office Products
Officejet             Ink Cartridges
Oxford                Filing Systems
P-Touch               Labeling Systems
Parker                Writing Instruments
Pelouze               Postal and Stamp Machines
Pendaflex             File Folders
Perma                 Storage Files
Plantronics           Telephone Headsets
Polaroid              Business Imaging Products,
                      Instant Cameras
Post-It               Adhesive Note Pads
Powershred            Shredders
Quality Park          Business Envelopes
Quartet               Office Supplies
Ray-O-Vac             Batteries
Rolodex               Files and Organization
Rubbermaid            Office Furniture
Safco                 Office Furniture
Sanford               Writing Instruments
Schwab                Safes and Storage
Scotch                Adhesives and Tape
Sentry                Safes and Storage Products
Sharp                 Office Electronics
Sharpie               Markers
ShredMaster           Shredders
Sirco                 Office Furniture
Smead                 File Folders
Southworth            Office Papers and
                      Stationery
Stebco                Business Cases
Survivor              Envelopes and Mailers
Swingline             Staplers
Tenex                 Desk Accessories
Texas Instruments     Calculators
Tyvek                 Envelopes
Victor                Calculators
Waterman              Writing Instruments
Wilson Jones          Binders, Shredders and
                      Files
Windex                Cleaning Products


BRANDS                PRODUCTS
Wite-Out              Correction Supplies
Xerox                 Copiers and Supplies
PHARMACY
Advil                 Pain Relief
Aleve                 Pain Relief
Alka Seltzer          Stomach Remedy
Aspercreme            Medicated Rubs
Band-Aid              First Aid and Bandages
Benadryl              Allergy Medication
Ben-Gay               Pain Relief
Chloraseptic          Respiratory
Doxidan               Laxative
Dramamine             Motion Sickness
Emetrol               Nausea
First Aid             Gauze
Gas-X                 Antacids
Imodium               Anti-Diarrheal
Kaopectate            Anti-Diarrheal
Lactaid               Dairy Digestant
Metamucil             Laxative
Micatin               Antifungal
Motrin                Pain Relief
Mylanta               Antacid
Neosporin             First Aid Creams
Nicoderm              Stop Smoking
Nicorette             Stop Smoking
Nuprin                Pain Relief
PediaCare             Baby Care
Pepcid AC             Antacid
Pepto-Bismol          Stomach Remedy
Polysporin            First Aid
Robitussin            Cough Remedies
Rolaids               Stomach Care
Sinex                 Nasal Spray
Sportscreme           Skin Care
Tagamet HB            Antacids
Tums                  Antacids
Tylenol               Pain Relief
Unisom                Sleep Aids
Vicks Formula 44      Respiratory
Vicks Vapo Rub        Respiratory
Visene                Eye Drops
Zantac                Health Care
SOFTWARE
3DO                   Entertainment
Activision            Entertainment
Adobe                 Graphic
Blizzard              Entertainment
Block                 Financial
Broderbund            Entertainment
Bungie                Entertainment
Corel                 Productivity
Cybermedia            Productivity
Delorme               Reference
Disney                Entertainment
Dragon                Voice Recognition
Dr. Solomon           Productivity
EIDOS                 Entertainment
Encarta               Reference
Filemaker             Organizational

BRANDS                PRODUCTS
Hasbro                Entertainment
Interplay             Entertainment
Intuit                Financial
LucasArts             Entertainment
Maxis                 Entertainment
MacAfee               Utilities Tools
Microsoft:
   Magic School Bus   Entertainment
   Office 97          Business
   Windows 98         Operating
   Windows NT         Business Operating
Monolith              Entertainment
Peachtree             Financial
Rand McNally          Reference
SmithMicro            Communications
Symantec              Communications
Visio                 Presentation and Design
SPORTING GOODS
Adams                 Football Equipment
Adams Tight Lies      Golf Clubs
Adidas                Soccer Equipment
Air                   Football Equipment
All-Star              Football Equipment
Armour                Golf Clubs
Baby Jogger           Jogging Stroller
Bike                  Protective Gear
Brine                 Sports Gear
Burton                Golf Bags
Bushnell              Binoculars and Range
                      Finder
Callaway              Golf Clubs
Caloi                 Bicycles
Flexible Flyer        Sleds
Healthrider           Exercise Equipment
Huffy                 Bicycles
Image                 Fitness Equipment
King Cobra            Golf Clubs
MacCabee              Camping Equipment
Maxfli                Golf Balls
Mikasa                Volleyballs


BRANDS                PRODUCTS
Mitre                 Soccer Shoes
Neumann               Sports Gloves
Odyssey               Putters
Ping                  Putters
Pinnacle              Golf Balls
Precise               Pedometers
Pro                   Athletic Supports
Proform               Exercise
Puma                  Sports Accessories
Quantum               Fishing Equipment
Ram Golf              Golf Clubs and Children's
                      Golf
Rawlings              Sporting Goods
Reusch                Sporting Gloves
Riddell               Football
Schutt                Football Equipment
Slazenger             Golf Balls
Spalding              Sporting Goods
Tachikara             Volleyballs
Taylor Made           Golf Clubs
TearDrop Golf         Golf Equipment
Titleist              Golf Clubs and Balls
Top-Flite             Golf Balls
Wenzel                Camping Equipment
Wilson                Sporting Goods
World Sports          In-Line Skates
Zebco                 Fishing Equipment
Zebra                 Golf Clubs
TOYS & GAMES
Barbie                Electronic Toys
Fundex Games          Family Games
Galoob Toys           Toys
Hedstrom              Swing Sets
Kiddesigns            Toys
Mega Bloks            Toys
Playhut               Toys
Sierra                Software
Sony Playstation      Video Game Systems
Team Concepts         Children's Computers

MARKETING AND PROMOTION

     Value America believes that its strategy of using traditional off-line media to generate online sales enables it to reach a broader audience, build its brand name, more effectively control its promotional budgets and effectively tie advertising to revenue. Following this offering, Value America expects to significantly increase its investment in both off-line and online advertising and promotion to continue to sell products and attract and retain customers. Value America employs a variety of promotional activities and utilizes various media to accomplish its marketing goals, including:

     TRADITIONAL ADVERTISING. Value America has implemented a program of print advertising in general circulation newspapers such as THE BOSTON GLOBE, LOS ANGELES TIMES, THE NEW YORK TIMES, SAN FRANCISCO CHRONICLE, THE WALL STREET JOURNAL, USA TODAY and THE WASHINGTON POST, as well as in approximately 20 other major urban daily newspapers and selected magazines. Value America values newspaper advertising for its strong demographics with respect to Internet-savvy consumers and the relatively short period of time from advertising creation to media insertion. Value America uses magazine advertising to target specific products to specific target markets. In addition, Value America advertises on national television outlets such as ABC, CNN and TBS, as well as on local television outlets. Value America's national radio advertising coverage features stations in each of the following markets:
Atlanta, Baltimore, Boston, Denver, Houston, Miami, New York, Orlando, Philadelphia, San Diego and Washington, D.C.

     DIRECT MARKETING. Value America utilizes direct response marketing to sell products, promote its online store and increase brand name reach. Value America coordinates its own direct response efforts with certain manufacturers to create a unified marketing approach for products. Elements of Value America's direct response advertising efforts include the use of direct targeted mailings, the development and utilization of a telephone call center, and the use of advertisements in specific industry publications.

     COOPERATIVE MARKETING SUPPORT. Value America has conducted cooperative marketing activities with brands such as Amana, Brother, Canon, GBC Quartet, Hewlett-Packard, IBM, Panasonic, Toshiba and Weber. Value America intends to further develop coordinated marketing plans with certain manufacturers. By creating such affiliations, Value America can reduce its marketing expenses, increase the level of its advertising and develop customer recognition of the connection between the Value America online store and the manufacturers' brand name products.

     ONLINE ADVERTISING. In addition to its off-line advertising program, Value America advertises on Internet portals and targeted content sites. Value America manages its Internet promotional campaigns in-house.

     Value America believes it receives favorable rates and strong positioning with a well-targeted presence from a wide variety of popular Internet sites. Value America promotes online with ABC News.com, Better Homes & Gardens.com, Big Yellow, Bloomberg Financial, Broadcast.com, CBS Sportsline, Classifieds 2000, Compare.net, CNN.com, Computer Shopper.com, Excite, Flycast, GeoCities, HotBot, Infoseek, Lycos, MSN AudioNet, NetAddress, Netscape, NYTimes on the Web, PCWorld, Pointcast and USAToday.com.

     In October 1998, Value America established a business relationship with Yahoo!. Pursuant to this relationship, Value America is entitled to 336.5 million impressions and six two-week front page promotional campaigns on Yahoo!'s home page. This relationship includes the anchor position in Yahoo!'s Small Business Center and exclusivity in the consumer electronics shopping category. The Yahoo! Consumer Electronics Merchant Program is exclusive to Value America. Every visitor that searches for information on more than 200 consumer electronics keywords is directed to Value America's Consumer Electronics Department. Value America also enjoys exclusivity with the Yahoo! Build-a-Computer Module. This feature enables shoppers to locate the right machine for their needs through a selection of pull-down menus that direct the user to Value America's store by specific manufacturer and computer type.

     AFFINITY AND AFFILIATE MARKETING. Value America has established custom stores for organizations such as Federal Express, Fannie Mae, The Bon Vivant Foundation, the University of Virginia, the University of Michigan, IBM Small and Medium Business, and The National Small Business Union. It intends to seek to develop custom stores for additional corporations, governmental agencies, unions, universities and charities. Value America can select any sub-set of products for any custom store and then establish discounts, charity contributions and Value America Dollars for that store. Value America is also establishing a unique network of affiliates who will be rewarded for creating links to Value America's Web site. Affiliates will be compensated for purchases made by shoppers who click into the Value America online store from the affiliates' Web sites.


MEMBERSHIPS

     As of June 30, 1998, Value America had approximately 17,000 members. In the third and fourth quarters of 1998, Value America began to feature the value of membership in Value America's print advertising campaign and feature membership promotions in the online store. This increased visibility, along with a strategy to retain customers through expansion of Value America's customer support center, dramatically increased Value America's membership base, which numbered in excess of 260,000 as of April 3, 1999. To date, Value America has not charged any membership fees.

     Value America members enjoy a number of important benefits. Members enjoy a price advantage of 5% on most products in the store. Members also benefit from Value America's account management feature, which enables members to have a private space that maintains a record of all of their past purchases and access to their receipts and manufacturer's warranties. This feature can be particularly helpful for small businesses because it enables them to track office supply and office technology expenditures even if they are purchased by several employees from multiple vendors. Members are awarded "Value America Dollars" with every purchase. Value America Dollars equal 1% or more of the purchase price on most products in the store.

Value America Dollars can be used as currency for future purchases at the Value America online store. Value America also allows its members to select a favorite charity to which 1% of their purchases is automatically awarded. Value America members can keep a record of the birthdays, anniversaries and other important dates, and Value America will remind members of these events in time to choose a gift.


ORDER FULFILLMENT

     Value America fulfills orders primarily by arranging for direct shipment of products from the manufacturer or its designated distribution partner. Value America does not carry significant levels of inventory, but, from time to time, does make commitments to purchase minimum quantities of products such as certain high-demand technology products. Value America's order fulfillment systems are designed to choose the best product price and availability if multiple distributors offer the same product. As of December 31, 1998, Value America had EDI connections with vendors that accounted for approximately 90% of Value America's revenues and 73% of its number of product orders. Value America has established two-way EDI connections with vendors whose products accounted for approximately 54% of Value America's revenues for the year ended December 31, 1998. Vendors representing an additional 7% of Value America's 1998 revenues use both EDI and automated document servers to place product orders, and Value America uses automated document servers to create purchase orders for vendors representing the final 3% of Value America's 1998 revenues. Value America expects the process of ordering and fulfillment to become increasingly automated. Value America's order fulfillment system is capable of transmitting all data necessary to prompt labels to be printed automatically at the appropriate shipment or distribution centers. These labels include information stored within Value America's customer database, including the customer's name, address and telephone number. At the time the product is provided to the freight company for shipment, the title and risk of loss of the purchased goods are transferred to Value America. Value America currently ships most products with United Parcel Service and Roadway Express. As part of its relationship with The Union Labor Life Insurance Company, or ULLICO, Value America has agreed that so long as ULLICO remains a stockholder of Value America, Value America will only use shippers which have recognized one or more unions as the collective bargaining representative of their employees unless no viable union transportation option is available. See "Certain Transactions."


CUSTOMER SERVICE AND CALL CENTER

     Value America believes that its ability to establish and maintain long-term relationships, earn trust, provide service and encourage repeat visits and purchases largely depends upon the strength of its customer support and service operations and staff. Value America believes this approach allows it to sell high value products, such as products costing over $1,000, in an online environment and to reach a broader customer base. Value America encourages frequent communication with, and feedback from, its customers in order to continually improve its product and service offerings. To this end, it has dedicated significant resources to establishing a customer service department and providing its support and service personnel with the tools to answer customer inquiries and to keep customers informed of the status of orders. Customer support and service personnel are responsible for processing customer orders, handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments. The tools used by this staff are automated and fully integrated with Value America's online store. The staff is divided into teams dedicated to certain types of products. Members of the various teams receive training on attributes and benefits of products in the categories with which they work.

     The Value America store offers an e-mail address and a toll-free telephone number to enable customers to request information and to encourage feedback and suggestions, via the Internet or telephone. Value America's telephone system provides automatic call distribution and call statistics reporting. Currently its online store provides customers with automatic e-mail updates for a change in order status. Value America has installed e-mail management software that allows its customer support and service personnel to handle a large volume of e-mail more efficiently by providing for prioritization and routing.

     Value America believes that the convergence of computers, televisions and telephones with the Internet will ultimately form a unified communication, education, entertainment and commerce enabled medium. In addition, Value America believes that this convergence will require leading electronic commerce companies to integrate call centers into their business models. Value America believes online shoppers will require electronic commerce companies to combine the efficiency and anonymity of the Internet with the sense of community and personal service of a traditional store.

     Value America's call center features built-in redundancy, scalability, intelligent agent selection and automated voice messaging. Its software systems allow Value America to capitalize on data mining efficiencies for up-selling and customer retention and to track the relative performance of a wide variety of promotional campaigns. Voice-over-data and screen-pop functionality makes it possible to create a more seamless shopping experience. Inbound call routing ensures that customers are automatically paired with a representative specially trained to handle their specific product category needs. Inbound sales opportunities are routed to consumer products, technology products, office products or affinity program representatives. Each representative is trained to help phone buyers become more comfortable buying on the Internet by providing information about security, navigation and the convenience of online commerce.

     The call center is the focal point for Value America's outbound, business-to-business sales effort. The call center includes professional account managers who manage up to 300 accounts in designated territories. They sell Value America's full product offering including systems, peripherals, office supplies and furnishings. This solution is a "one stop shop" for the small business market.



MANUFACTURER RELATIONSHIPS

     Value America typically forms relationships directly with manufacturers. Value America has listing agreements with manufacturers under which Value America develops and hosts multi-media product presentations on Value America's online store. Certain of these agreements require Value America to maintain product listings for a minimum period of time, typically 12 or 36 months.

     For the year ended December 31, 1998, goods manufactured by IBM accounted for approximately 58% of net sales, and goods manufactured by Hewlett-Packard represented approximately 9% of net sales.

   o IBM. IBM provides its technology products for sale through Value America's online store. IBM offers its products to Value America at competitive prices and provides Value America with cooperative advertising support. Value America, in turn, identifies IBM as an alliance partner, provides Web access to IBM products through its online store and advertises IBM products in major media outlets.

   o HEWLETT-PACKARD. In 1997, Value America entered into agreements with Hewlett-Packard pursuant to which Hewlett-Packard authorized Value America to sell Hewlett-Packard's Pavilion line of home personal computers, consumer and business printing and imaging products, and selected business computer systems. Hewlett-Packard also provides Value America with cooperative advertising support.


SYSTEMS INFRASTRUCTURE, TECHNOLOGY AND SECURITY

     Value America has designed and developed a scalable system for transacting business on the Internet. Value America's hardware and software infrastructure is capable of supporting multiple online stores, as well as internal systems for customer service, order processing, EDI, fulfillment, accounting and management of product data.

     DEPLOYMENT NETWORK. Value America has developed a secure, fault tolerant network for hosting its Web site. The network utilizes high quality, industry standard hardware including Cisco routers, IBM Netfinity servers, RAID arrays and redundant Hewlett-Packard tape libraries. Value America acquired an Autonomous System Number, or ASN, and maintains a set of Internet routing tables to provide optimal routing for its network traffic and to support its internal network architecture. Value America has redundant connections to the Internet via UUNet and MCI.

     Value America maintains an "N+1" philosophy for capacity and redundancy planning; that is, Value America implements at least one unit of capacity above the expected requirements for peak load. For example, (a) Web servers are added as loads increase so that failure of any single server will not significantly degrade performance, (b) network bandwidth is increased symmetrically on both Internet connections to ensure performance in the event of failure in either path, and
(c) all mission critical data is stored in RAID configurations. A network and server monitoring system has been implemented to aid in network management and to notify operators of potential problems.

     SOFTWARE SYSTEMS. Value America has developed custom software that makes extensive use of relational database technology to implement its online store. The system is deployed on a network of Windows NT and Unix servers. Value America has developed multiple proprietary internal support systems to facilitate sales, support customer service and manage product and store content. These systems utilize EDI to exchange information with trading partners. Value America has worked with GE Information Systems to develop EDI mappings with trading partners, and EDI transactions have been implemented in certain instances for purchase orders, purchase order acknowledgements, invoices, and inventory and price updates. Value America utilizes the Netscape ECXpert system to manage EDI processing. Credit card transactions are automatically verified and cleared through PaymentNet.

     SOFTWARE ARCHITECTURE. As a user navigates the Value America store, product pages are generated from the database. Pages are dynamically created by retrieving data elements from the database and inserting them into HTML templates. This proprietary separation of data from presentation allows product content to be added to the site without any software updates. Proprietary authoring and content management tools have been created to add products and multi-media product presentations to the virtual store in a standardized way. These tools do not require that users learn HTML or understand any complex technology. Multi-media presentations are implemented with RealAudio and RealVideo technology, with the streaming media remotely hosted on MCI and RealNetwork's servers. In addition, the system architecture supports the concept of multiple storefronts with custom product selections and custom pricing for products in any given store.

     The order processing pipeline ensures that orders flow through the system with minimum human intervention. A proprietary system tracks order status from the initial purchase to placing the order with a supplier to the order's final shipment and invoicing. Using a proprietary real-time shopping mechanism, the system automatically selects appropriate suppliers based upon the selected product, cost and product availability. An integrated fraud prevention system filters out potential fraudulent orders and routes them to the fraud department for investigation.

     SECURITY. Value America's network architecture employs commercial firewall software that has been designed to protect the system from unauthorized access. Electronic transactions between Web browsers and the online store and between the store and the credit card processor are encrypted and transmitted with Secure Socket Layer, or SSL, to ensure the security of customer information. Sensitive information is encrypted in the database and stored on a secure sub-network with controlled access from both internal and external sources.


INTELLECTUAL PROPERTY

     Value America relies on a combination of copyright and trademark laws, trade secret protections, and confidentiality and non-disclosure agreements, as well as other contractual provisions to establish and protect its proprietary rights in intellectual property. Value America does not currently hold any patents or have any patent applications pending for itself or its products. Value America has obtained nine federal registrations of service marks for "Value America" and variations of that name. Value America also owns one pending application for federal service mark registration of another variation of the "Value America" name. Value America retains certain intellectual property rights associated with the multi-media product presentations developed by Value America for the brand name manufacturers whose products are featured in Value America's store. Value America has entered into non-disclosure and invention assignment agreements with all of its employees and enters into non-disclosure agreements with all of its consultants and subcontractors that have access to or are involved in the development of proprietary intellectual property. There can be no assurance, however, that such measures will protect Value America's proprietary technology, that Value America will be able to prevent competitors from developing software with similar functionality, or that third parties will not infringe upon or misappropriate Value America's intellectual property rights.

     Value America believes that its trademarks, software and other proprietary rights do not infringe on the proprietary rights of third parties. On March 24, 1999, a party filed a lawsuit against Value America alleging violations of federal trademark law, state law and common law. The party seeks monetary damages, injunctive relief and cancellation of Value America's trademark registration for the "Value America" mark. See "Business -- Litigation." Value America is a recent entrant in the market for sale of merchandise on the Internet, and there can be no assurance that other third parties will not assert additional infringement or other claims against Value America in the future with respect to current or future product offerings, trademarks or other Value America works. The presently asserted claim or other future claims may require Value America to enter into royalty arrangements or result in costly litigation. Value America is also dependent upon obtaining licenses to utilize existing technology related to its operations. To the extent that new technological developments are unavailable to Value America on terms acceptable to it, or at all, Value America may be unable to continue to implement its business plan, which would have a material adverse effect on Value America's business, financial condition and results of operations.


COMPETITION

     The electronic commerce industry is new, rapidly evolving and extremely competitive. Barriers to entry are minimal, allowing current and new competitors to launch new Web sites at a relatively low cost. Value America currently or potentially competes with a variety of companies in the electronic commerce market and in the traditional retail industry, including:

   o online retailers that specialize in a limited number of products, including Amazon.com, Buy.com, CDNow, Cyberian Outpost, Dell Computer and Gateway International,

   o online retailers that offer a broad selection of products, including Cendant, Internet Shopping Network, iQVC, ONSALE and Wal-Mart Online,

   o other online companies that offer centralized access to a broad selection of products, including eBay and iMall,

   o indirect competitors that generate a substantial portion of their revenues from electronic commerce, including America Online, Excite, Infoseek, Lycos, Microsoft and Yahoo!,

   o mail order catalog operators, including Lands' End, Micro Warehouse, Sharper Image, Spiegel and Williams-Sonoma,

   o retail and warehouse/discount stores, including Circuit City, Home Depot, Office Depot, Price/Costco, Staples and Target, and

   o other national and international retail, catalog, distribution and manufacturing companies.

     Value America believes that the principal competitive factors in its market are brand recognition, quality of brands, convenience, ease of use, price, value, accessibility, speed of fulfillment, reliability, personalized service, customer service and quality of site content.


GOVERNMENT REGULATION

     Value America is subject, both directly and indirectly, to various laws and governmental regulation relating to its business. However, because the market for electronic commerce is new and rapidly evolving, there are currently few laws or regulations directly applicable to commerce on the Internet. Due to the increasing popularity and use of the Internet and other commercial online services, it is possible that a number of laws and regulations may be adopted with respect to electronic commerce, covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The adoption of certain of these laws or regulations may have the effect of decreasing the growth of electronic commerce or increasing the cost of doing business on the Internet. Moreover, the applicability to the Internet and other commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, or the application of existing laws and regulations to the

Internet and other commercial online services, could have a material adverse effect on Value America's business, financial condition and results of operations.

     Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the FCC in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If any such petition is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in the use of the Internet. Any such new legislation or regulation, or new applications or interpretations of existing laws, could have a material adverse effect on Value America's business, financial condition and results of operations.

     In addition, U.S. and foreign laws regulate certain uses of customer information and the development and sale of mailing lists. Value America believes that it is in material compliance with these laws, but new restrictions may arise in this area that could have an adverse affect on Value America.

     Permits or licenses may be required from federal, state or local government authorities to operate or to sell certain products on the Internet. No assurances can be made that such permits or licenses will be obtainable. Value America may be required to comply with future national or international legislation and statutes regarding conducting commerce on the Internet in all or specific countries throughout the world. No assurances can be made that Value America will be able to comply with such legislation or statutes, or that the adoption of such legislation or statutes will not have a material adverse effect on Value America's business, financial condition, and results of operations.


FACILITIES

     Value America's principal administrative, computer, marketing and customer service facilities are located in seven office buildings in Charlottesville, Virginia encompassing an aggregate of approximately 45,000 square feet. The facilities occupied by Value America are subject to leases that expire from February 2000 through September 2000. The leases provide for aggregate monthly rental charges of approximately $37,000.


EMPLOYEES

     As of April 3, 1999, Value America had 332 full-time equivalent employees, of which

     o 60 were in technology and system management,

     o 29 were in merchandising and vendor partnerships,

     o 35 were in product presentation and marketing,

     o 22 were in advertising and promotion,

     o 97 were in sales and customer service,

     o 55 were in operations and fulfillment,

     o 23 were in finance and human resources and

     o 11 were in executive and business development.

     Value America believes that its future success will depend in large part on its ability to attract hire and retain qualified personnel. Competition for such personnel is intense, and while Value America believes that it can attract and retain qualified personnel, there can be no assurance that Value America will be able to do so.

     Value America believes its relationships with its employees are good. None of Value America's employees is represented by a collective bargaining agent, and Value America has never experienced a work stoppage.

     In connection with Value America's sale of preferred stock, Value America agreed that so long as ULLICO is a preferred or common stockholder of Value
America:

   o Value America will recognize any union attempting to represent Value America's employees upon a showing of majority support through a formal gathering of cards for such union and

   o in connection with any organizing activities being performed by a union, Value America will refrain from actively campaigning in opposition to the designation of such union as the representative of Value America's employees.


LEGAL PROCEEDINGS

     From time to time, Value America may be involved in litigation relating to claims arising out of its operations in the normal course of business.

     On March 24, 1999, Coupons, Inc., a Georgia corporation allegedly doing business as "Value America," filed a complaint against Value America in the United States District Court for the Northern District of Georgia, Atlanta Division. This action relates to the use of the mark "Value America" by Value America in connection with its marketing plan. Stephen S. Freedman granted Value America an option to obtain an assignment of the "Value America" mark in December 1997. In March 1998, Value America exercised this option and obtained an assignment of the mark. In connection with this assignment, Mr. Freedman retained the exclusive right to use the "Value America" mark for preparing and disseminating advertising matter, including direct mail advertising. Mr. Freedman subsequently assigned his retained rights to Coupons, Inc. In the complaint, Coupons, Inc. alleges that Value America's use of the "Value America" mark in its marketing activities is violative of Coupons, Inc.'s retained rights to the mark. The complaint alleges that Value America's actions constitute violations of federal trademark law, state law and common law. Coupons, Inc. seeks all profits from Value America's use of the mark, restitution for an unspecified amount of damages, as well as punitive damages in the amount of $1,000,000. In addition, Coupons, Inc. requests the court to issue an injunction preventing use of the "Value America" mark and order the cancellation of Value America's trademark registration for the "Value America" mark. Based on its preliminary review of the complaint, Value America believes that it has valid defenses to each of the claims asserted by Coupons, Inc., and that the lawsuit will not have a material adverse effect upon its business, financial condition or results of operations.

     Except as described above, Value America is not currently party to any litigation or other legal proceedings, nor is Value America aware of any planned legal action by third parties, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on Value America's business, financial condition and results of operations.

                                  MANAGEMENT




EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

     The executive officers, directors, director-nominees, founders and other key personnel of Value America, and their ages and positions as of April 3, 1999, are as follows:



           NAME               AGE                               POSITION(S)
--------------------------   -----   -----------------------------------------------------------------
EXECUTIVE OFFICERS, DIRECTORS, DIRECTOR-NOMINEES AND FOUNDERS
Craig A. Winn                 44     Chairman and Founder
Rex Scatena                   49     Vice Chairman, General Counsel and Founder
Thomas Morgan                 44     Chief Executive Officer
Glenda M. Dorchak             44     President, Chief Operating Officer and Director
Dean M. Johnson               40     Executive Vice President, Chief Financial Officer, Secretary and
                                     Director
Joseph L. Page                29     Executive Vice President and Chief Technology Officer
Neal B. Harris                44     Executive Vice President
Thomas J. Starnes             39     Executive Vice President
Paul F. Ewert                 50     Senior Vice President and President -- Technology Products
                                     Division
Richard L. Gerhardt           47     President -- Consumer Products Division
Gary D. LeClair (1)           43     Director
John L. Motley III            48     Director
Michael R. Steed (1)          49     Director
William D. Savoy              34     Director -- Nominee
Frederick W. Smith            54     Director -- Nominee
Thomas J. Casey               46     Director -- Nominee
KEY PERSONNEL
Kenneth J. Erickson, Jr.      37     Senior Vice President -- Merchandising
Kenneth R. Power              53     Senior Vice President -- Advertising
John A. Steele                43     Senior Vice President -- Operations
Sandra T. Watson              42     Senior Vice President -- Finance
Jerry K. Goode                35     Vice President -- Engineering and Chief Information Officer
Melissa M. Monk               32     Vice President -- Sales
Marcus F. Nucci               32     Vice President -- Systems Development

----------
(1) Member of the Audit Committee and the Compensation Committee.

     CRAIG A. WINN, the principal Founder of Value America, has been Chairman since co-founding Value America in March 1996. Mr. Winn also served as the Chief Executive Officer of Value America from March 1996 to March 1999 and President from August 1998 to October 1998. In 1978, he founded Craig A. Winn Company, Inc. (the "Winn Company"), a manufacturers representative firm. From 1979 to 1989, Mr. Winn held a variety of positions, including President, with the Winn Company. During this period, Mr. Winn worked with the original Price Company management team; Mr. Winn believes that he has integrated into the Value America solution much of what he learned through this relationship. In February 1986, Mr. Winn founded Dynasty Classics Corporation, a manufacturer and distributor of decorative and fixture lighting ("Dynasty"), and served as its Chief Executive Officer from February 1986 to August 1993 and its Chairman from February 1986 to February 1994. Dynasty acquired the Winn Company in December 1989 and became a publicly traded company in May 1990. Dynasty increased its annual net sales to more than $90 million in 1991, selling to a variety of large retailers including Home Depot, Price Club, Sam's Wholesale Club and Sears. Mr. Winn believes that his experience in managing Dynasty provided him with an appreciation of the challenges facing suppliers and how the suppliers' electronic data interchange and distribution systems operate. In October 1993 Dynasty filed a petition for relief under Chapter 11 of the United States Bankruptcy

Code, and in July 1994 it ceased being a publicly traded company. Relying on his experience with Dynasty, Mr. Winn has sought to develop a new low-cost, high-value business model that reduces the risks associated with inventory, customer concentration and reliance upon debt. Mr. Winn received a B.S. in Business Administration, MAGNA CUM LAUDE, from the University of Southern California.

     REX SCATENA co-founded Value America with Mr. Winn in March 1996 and currently serves as its Vice Chairman and General Counsel. Mr. Scatena has served as a director since March 1996. From August 1998 to March 1999, he served as Executive Vice President -- Business Development. From June 1998 until August 1998, Mr. Scatena served as President -- Consumer Products Division. From Value America's inception until August 1998, Mr. Scatena served as Value America's President. From July 1988 to August 1997, Mr. Scatena was Managing Partner of the law firm of Jaffe, Trutanich, Scatena & Blum. Mr. Scatena served as a director of Dynasty from October 1992 to July 1994. Mr. Scatena received a B.A. in Political Science from the University of California, Santa Barbara, and a J.D. from the Western State University College of Law.

     THOMAS MORGAN joined Value America in March 1999 as its Chief Executive Officer. From November 1997 to February 1999, he served as President and Chief Executive Officer of U.S. Office Products Co., an office and educational product supplier. From June 1997 to November 1997, Mr. Morgan was President and Chief Operating Officer of U.S. Office Products. From February 1997 to June 1997, he served as President of the North American Office Products Group of U.S. Office Products. Prior to joining U.S. Office Products, Mr. Morgan spent more than 20 years with Genuine Parts Company where he most recently served as Executive Vice President of S.P. Richards Company, a national products wholesaler.

     GLENDA M. DORCHAK has been President and Chief Operating Officer since October 1998. She served as Senior Vice President -- Marketing and Advertising of Value America from August 1998 to October 1998. From December 1995 until August 1998, she held several executive positions at IBM US, including Director of PC Direct, Director of General Business PC Sales, Director of US Channel Marketing and Director of Marketing for the Personal Systems Group North America. From December 1992 until December 1995, Ms. Dorchak served as the Director of Sales and Service of AMBRA, a build-to-order, telemarketing PC business. From July 1974 to December 1992, Ms. Dorchak held a variety of positions with IBM Canada, including National Direct Sales Manager, IBM Direct, where she launched IBM's first personal computer telemarketing operation in 1991.

     DEAN M. JOHNSON joined Value America in November 1997 as Executive Vice President, Chief Financial Officer and director. In December 1997, Mr. Johnson became Value America's Secretary. From April 1996 to November 1997, Mr. Johnson served as Vice President of Business Development of Pacific Monolithics, a developer of gallium arsenide semiconductors. From April 1991 until August 1995, he was Vice President and General Manager of CFW Cable, Inc., a wireless cable television company that he co-founded, and the Managing Director of Charlottesville Quality Cable, a company acquired by the parent corporation of CFW Cable, Inc. From September 1986 to April 1991, he was Vice President-Corporate Finance for Lehman Brothers, an investment bank. Mr. Johnson received a B.S. in Industrial Administration from General Motors Institute and an M.B.A. from the University of Virginia.

     JOSEPH L. PAGE has been Executive Vice President and Chief Technology Officer of Value America since March 1996. From February 1994 to March 1996, Mr. Page was Chief Technology Officer at Internet Connect, a company providing Internet services, including hosting for corporations. From May 1993 to September 1994, he was a Systems Engineer at Raycon Corporation, a manufacturer of laser and electronic drilling machines. Mr. Page holds a B.S. in Computer Engineering from the University of Michigan.

     NEAL B. HARRIS joined Value America in March 1999 as an Executive Vice President. From November 1993 to March 1999, Mr. Harris was Vice President -- Operations of Costco Wholesale, where he held a variety of positions from 1980 to March 1999. Mr. Harris received a B.S. in Finance from San Diego State University.

     THOMAS J. STARNES joined Value America in April 1999 as an Executive Vice President. From September 1997 to April 1999, he served as Senior Vice President of Sales and Marketing and Senior Vice President of Business Development of U.S. Office Products Co., an office and educational product supplier.

From August 1993 to September 1997, Mr. Starnes was a Vice President of Barnes, Morris, Pardoe & Foster (now Insignia/ESG), a commercial property firm. Mr. Starnes received a B.S. in Business Administration from the University of Tennessee and an M.B.A. from the Harvard Business School.

     PAUL F. EWERT joined Value America in March 1999 as its Senior Vice President and President -- Technology Products Division. From May 1997 to February 1997, Mr. Ewert served as Senior Vice President -- Merchandising of CompUSA. From February 1996 to May 1997, he served as CompUSA's President -- Merchandising and General Merchandise Manager. Mr. Ewert received a B.A. in History from Macalester College.

     RICHARD L. GERHARDT joined Value America in September 1998 as President -- Consumer Products Division. From February 1996 to June 1997, he served as Director of Merchandising and Catalog Production for Maintenance Warehouse, a division of Home Depot. From September 1993 to February 1996, Mr. Gerhardt was a Vice President of Merchandising, Product Planning and Sales for Price Quest, an electronic catalog operated by Price/Costco. From September 1989 to September, 1993, he served as President and Vice Chairman of Dynasty.

     GARY D. LECLAIR has been a director of Value America since November 1997. Mr. LeClair has been Chairman of LeClair Ryan, A Professional Corporation, legal counsel to Value America, since 1988. He has served as a director of MacroSonix Corp. since April 1996 and The Tredegar Trust Company since September 1994 and as Chairman of the Board and a director of Community Pride Grocery Stores, Inc. since 1993. He holds a B.B.A. in accounting from the College of William & Mary and a J.D. from Georgetown University Law Center.

     JOHN L. MOTLEY III has been a director of Value America since November 1997. Since 1980, Mr. Motley has been the President of John Motley Associates, Inc., an office products manufacturers' representative company that he founded. Mr. Motley has served as a part-time employee of Value America since August 1997. See " -- Director Compensation." Mr. Motley received a B.S. in Political Science from the University of Vermont.

     MICHAEL R. STEED has been a director of Value America since December 1997. He has been Senior Vice President of Investments for ULLICO, a financial services holding company, and President of ULLICO's investment subsidiary, Trust Fund Advisors since November 1992. Prior to joining ULLICO, Mr. Steed served as President and Founder of A.F.I.C. Group, Ltd., a financial and investment consulting firm, from 1985 to 1992. Mr. Steed serves as a director of Global Crossing, Ltd., a global fiber optic network. He received a B.A. from Loyola University of Los Angeles and a J.D. from Loyola University School of Law in Los Angeles.

     WILLIAM D. SAVOY has been nominated to serve as a director of Value America upon the closing of this offering. Mr. Savoy has served as Vice President of Vulcan Ventures Incorporated, a venture capital fund, since November 1990. From October 1987 until November 1990, Mr. Savoy was employed by Layered, Inc. and became its President in 1988. Mr. Savoy has served as President of Vulcan Northwest Inc., a company that manages the personal financial activities of Paul G. Allen, co-founder of Microsoft Corporation, from November 1990 until the present. Mr. Savoy serves on the Advisory Board of Directors of Dreamworks SKG and serves as a director of c|net, Inc., Harbinger Corporation, Metricom, Inc., PersonaLogic, Inc., Telescan Inc., Ticketmaster Online -- City Search, USA Networks, Inc. and U.S. Satellite Broadcasting. Mr. Savoy holds a B.S. in computer science, accounting and finance from Atlantic Union College.

     FREDERICK W. SMITH is Chairman, President and Chief Executive Officer of FDX Corporation, a global transportation and logistics holding company that was formed when Federal Express Corporation acquired Caliber System, Inc. in January 1998. He founded Federal Express in 1971 and was President of Federal Express from 1971 to 1975 and from 1983 to January 1998. Mr. Smith was Chief Executive Officer of Federal Express from 1977 to January 1998 and has served as its Chairman since 1975. He is responsible for providing strategic direction for all FDX Corporation business units, including Federal Express, RPS, Viking Freight, Robert Express and FDX Global Logistics. Mr. Smith has served on the boards of several large public companies. He is a director of the Business Roundtable, the CATO Institute, the Library of Congress James Madison Council and the Mayo Foundation, and he serves as Vice Chairman of the U.S.-China Business Council. Mr. Smith received a B.S. in economics from Yale University.

     THOMAS J. CASEY has been Vice Chairman of Global Crossing, Ltd., an independent developer, owner and operator of open access and undersea fiberoptic global telecommunications networks since December 1998. He has also served as Managing Director of Global Crossing since September 1998. Since September 1998, Mr. Casey has been a director of Pacific Capital Group, a Los Angeles-based merchant banking firm. From October 1995 to September 1998, Mr. Casey was Managing Director of Merrill Lynch's Global Communications Investment Banking Group. In this position, he oversaw equity, debt and merger and acquisition assignments for United States, European and Asian telecommunications, media and technology information services companies. From January 1990 to September 1995, he served as a partner and co-head of the telecommunications and media group for the law firm of Skadden, Arps, Slate, Meagher and Flom. Mr. Casey received a B.A. from Boston College and a J.D. from George Washington University Law School.

     KENNETH J. ERICKSON, JR. has been Senior Vice President -- Marketing since August 1998 and served as Vice President -- Marketing from September 1997 through July 1998. From January 1997 through August 1997, he served as National Accounts Director for M. Fabrikant & Sons, a jewelry manufacturer. From January 1996 through December 1996, he was Vice President of American Gem Corporation, a mining company. From January 1995 through December 1995, he was President of Golden Sun Manufacturing, a jewelry manufacturer. From January 1994 through December 1994, Mr. Erickson served as National Accounts Manager for London Star Inc., a jewelry manufacturing company. From May 1985 to December 1993, he was Vice President of Sales and Marketing of Coleman Company, a jewelry manufacturing company. Mr. Erickson holds a B.A. from Seattle University.

     KENNETH R. POWER has been Senior Vice President -- Advertising since April 1997 and Creative Director of Value America since August 1996. In addition, he served as Vice President -- Advertising from August 1996 to April 1997. From February 1987 to August 1996, Mr. Power owned and operated K.R. Power Graphics, Inc., a graphic design studio. He received a B.A. from California State University, Long Beach.

     JOHN A. STEELE joined Value America in April 1999 as Senior Vice President -- Operations. From October 1993 to April 1999, Mr. Steele served as Vice President -- Operations Support for Genuine Parts Company, an auto and industrial replacement parts and office products company. Mr. Steele received a B.S. and an M.S. each in Industrial Management from Georgia Tech and a J.D. from Cleveland State University.

     SANDRA T. WATSON has been Senior Vice President -- Finance since March 1998 and was Controller from November 1997 until February 1999. From August 1993 to August 1997, Ms. Watson was financial and regulatory manager for CFW Cable, Inc. a wireless cable television company, and the controller of Charlottesville Quality Cable, a company acquired by the parent-corporation of CFW Cable, Inc. From July 1979 to August 1993, she was at Coopers & Lybrand, most recently as Audit Manager. Ms. Watson is a certified public accountant. She received a B.B.A. from the College of William & Mary.

     JERRY K. GOODE joined Value America in May 1998 as Vice President -- Engineering. From January 1995 to February 1998, Mr. Goode was Area Manager for Engineering Services for Apple Computer, Inc. From May 1993 to January 1995, Mr. Goode was Director of On-Line Product Development at Starwave Corporation, an Internet technology company. Since 1995, Mr. Goode has also been an independent management consultant. He holds a B.S. in Computer Science from Southern Methodist University.

     MELISSA M. MONK joined Value America in October 1998 as Vice President -- Sales. From March 1997 to October 1998, Ms. Monk was the Director of North American Marketing Organization, North American Marketing Operations Manager and Manager of Small and Medium Business Programs for the IBM Personal Systems Group. From November 1995 to March 1997, Ms. Monk served as the Director of Business Development for Avnet Computer Marketing Group, a reseller and value added distributor of PC products. From October 1994 to August 1995, Ms. Monk was Corporate Division Manager for Insight Direct, a mail order reseller of PCs. From December 1993 to October 1994, Ms. Monk worked as Site Manager for AMBRA, a PC subsidiary of IBM. Prior to December 1993, Ms. Monk worked for Dell Computer, a manufacturer of PCs. She received a B.S. in Business Administration from the University of Texas.

     MARCUS F. NUCCI joined Value America in June 1998 as Director -- Business Commerce and has served as Vice President -- Systems Development since August 1998. From March 1998 to June 1998, he was

Manager, Solution Architects in the Interactive Media group at IBM. From August 1996 to February 1998, Mr. Nucci was Kiosk Development Manager in Direct Customer Access and Kiosk Solutions at IBM. From April 1992 to August 1996, he was Senior Architect in Direct Customer Access and Kiosk Solutions at IBM. Mr. Nucci has a B.S. in Electrical Engineering from Syracuse University.

     Executive officers of Value America are elected annually by the board of directors and serve until the next annual meeting of the board of directors and until their successors have been duly elected and qualified. The bylaws provide that the President shall be chosen from among the directors. There are no family relationships among the executive officers and directors of Value America.


BOARD OF DIRECTORS

     The articles provide that Value America's board of directors shall have nine members and upon the closing of this offering, shall be divided into three classes as nearly equal in number as possible. The members of the three classes of directors will serve for staggered three-year terms. Following the completion of the offering:

   o Ms. Dorchak and Messrs. Johnson and Motley will be classified as Class I directors and will serve until Value America's 1999 annual meeting of stockholders,

   o Messrs. Savoy and Scatena will be classified as Class II directors and will serve until the 2000 annual meeting of stockholders and

   o Messrs. Winn, LeClair and Steed will be classified as Class III directors and will serve until the 2001 annual meeting of stockholders.

Mr. Motley will not stand for re-election as a director of Value America at the 1999 annual meeting of stockholders, and Mr. Casey will stand for election to the Class I directorship previously held by Mr. Motley. Mr. Smith will stand for election as a Class II director at Value America's 1999 annual meeting of stockholders. Each successor to a director whose term expires at an annual meeting of stockholders will be elected to serve until the third annual meeting after his or her election and until his or her successor has been duly elected and qualified. Any director chosen to fill a vacancy on the board of directors shall hold office until the next election of the class for which he or she shall have been chosen and until his or her successor has been duly elected and qualified. Vacancies in the board of directors can be filled only by the stockholders of Value America. Directors may be removed only by stockholders and only with cause, as defined in the articles.


COMMITTEES OF THE BOARD OF DIRECTORS

     Value America's board of directors has established an Audit Committee and a Compensation Committee. Messrs. Steed and LeClair serve as the members of both committees. Under the bylaws, Mr. Winn, as Value America's Chairman, is an EX OFFICIO member of both committees. The Audit Committee recommends the annual appointment of Value America's independent auditors, with whom the Audit Committee reviews the scope of audit and non-audit assignments and related fees, accounting principles used by Value America in financial reporting, internal auditing procedures, the quality and integrity of Value America's financial statements, and the adequacy of internal accounting controls. The Compensation Committee determines the salaries and bonuses paid to the executive officers of Value America and determines the amounts annually available for bonuses pursuant to any bonus plan or formula approved by the board of directors. Under the articles, the Compensation Committee must approve all matters affecting the compensation of any officer or director of Value America or any employee of or consultant to Value America whose base compensation exceeds $75,000. The Compensation Committee has the exclusive authority to administer and take all action permitted or required to be taken by the board of directors or any committee of the board of directors under the stock incentive plan and any other stock option plan or arrangement that may provide for the issuance of common stock, stock appreciation rights, phantom stock or other similar benefits to any employee of or any adviser or consultant to Value America. The Compensation Committee also has oversight responsibilities for all employee compensation and benefit programs.

DIRECTOR COMPENSATION

     Directors of Value America do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending meetings of the board of directors and the committees on which they serve. Directors who are not employees of Value America are eligible to receive incentive awards under Value America's stock incentive plan.

   o On August 1, 1997, Value America granted Mr. Motley, as a part-time employee of Value America, incentive stock options to purchase 375,000 shares of common stock. Options to purchase 150,000 shares vested immediately and the remaining options vest in equal installments over a three-year period. The options have ten-year terms and an exercise price of $0.58 per share.

   o On November 13, 1997, Value America granted Mr. LeClair non-qualified options to purchase 105,000 shares of common stock. Such options vest over a three-year period, have ten-year terms and have an exercise price of $1.67 per share.

   o On November 18, 1998, Value America granted non-qualified options to purchase 22,500 shares of common stock to The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, an account formed to hold investments supporting payments under certain group annuity contracts. The options vest in equal installments over a five-year period, have ten-year terms and have an exercise price of $3.50 per share. Value America intended to grant these options to Mr. Steed for his services as a director of Value America. For reasons relating to his fiduciary obligations, Mr. Steed requested that Value America issue these options to Separate Account P.

     Upon a change in control, as defined in Value America's stock incentive plan, the Compensation Committee may take any one or more of the following actions either at the time such options are granted or any time thereafter:

   o provide for the assumption of options granted under the stock incentive plan,

   o provide for substitution of appropriate new options awards covering the stock of a successor corporation to Value America or an affiliate thereof or

   o give notice to participants that no such assumption or substitution will be made, in which event each outstanding option will automatically accelerate to become fully exercisable immediately before the effective date of the change in control, except that such acceleration will not occur if, in the opinion of Value America's independent accountants, it would render unavailable "pooling of interests" accounting treatment for a change in control that would otherwise qualify for such accounting treatment. All such options will terminate immediately following the consummation of a change in control, except to the extent assumed by the successor corporation or an affiliate thereof. Value America may grant additional non-qualified options to non-employee directors in the future.

EXECUTIVE COMPENSATION

     The following table provides information on the compensation earned during fiscal 1997 and 1998 by: (a) the chief executive officer of Value America and
(b) each other executive officer of Value America whose bonus and salary exceeded $100,000 in 1998. The persons named in the table are referred to as the "Named Executive Officers."


                          SUMMARY COMPENSATION TABLE



                                                                                         LONG-TERM
                                                     ANNUAL COMPENSATION                COMPENSATION
                                              ---------------------------------   -----------------------
             NAME AND                                                              SECURITIES UNDERLYING         ALL OTHER
       PRINCIPAL POSITION(S)          YEAR         SALARY ($)        BONUS ($)         OPTIONS (#)(1)         COMPENSATION ($)
----------------------------------   ------   -------------------   -----------   -----------------------   -------------------
Craig A. Winn,
 Chairman ........................   1998         $  233,718 (2)           --                  --                       --
                                     1997             45,000 (3)           --                  --                       --
Glenda M. Dorchak,
 President and
 Chief Operating Officer .........   1998             57,780 (4)      $62,364             325,000               $  266,042 (5)
                                     1997                 --               --                  --                       --
Dean M. Johnson,
 Executive Vice President,
 Chief Financial Officer
 and Secretary ...................   1998            146,074 (6)           --                  --                       --
                                     1997             13,269 (7)           --             225,000                       --
Rex Scatena,
 Vice Chairman and
 General Counsel .................   1998            177,692 (8)           --                  --                       --
                                     1997             52,500               --                  --                       --
Joseph L. Page,
 Executive Vice President
 and Chief Technology
 Officer .........................   1998            129,327 (9)           --                  --                       --
                                     1997             68,015               --             864,375                       --

----------
(1) Represents options granted pursuant to Value America's stock incentive plan.

(2) Mr. Winn's current salary is $295,000 per year.

(3) Represents salary earned by Mr. Winn from October 1, 1997 to December 31, 1997. Mr. Winn served without compensation during the first nine months of 1997.

(4) Ms. Dorchak joined Value America in August 1998. Her current salary is $250,000 per year and her minimum bonus for 1999 is $150,000. See " -- Employment Arrangements" for a description of Ms. Dorchak's employment agreement.

(5) This amount represents $16,042 for relocation expenses and a $250,000 loan from Value America at an interest rate of 6% per year.

(6) Mr. Johnson's current salary is $250,000 per year.

(7) Mr. Johnson joined Value America in November 1997.

(8) Mr. Scatena's current salary is $180,000 per year.

(9) Mr. Page's current salary is $150,000 per year.

     Thomas Morgan, who joined Value America in March 1999 as its Chief Executive Officer, has a current salary of $395,000 per year. Neal B. Harris, who joined Value America in March 1999 as an Executive Vice President, has a current salary of $295,000 per year. Paul F. Ewert, who joined Value America in March 1999 as its Senior Vice President and President -- Technology Products Division, has a current salary of $280,000 per year. Thomas J. Starnes, who joined Value America in April 1999 as an Executive Vice President, has a current salary of $250,000. See " -- Employment Arrangements."


                        OPTION GRANTS DURING FISCAL 1998

     The following table provides information on the grants of stock options to the only Named Executive Officer who received options during the fiscal year ended December 31, 1998. The last two columns reflect amounts that may be realized upon exercise of the options immediately before the expiration of their term, assuming the specified compound rates of appreciation of 5% and 10% on the market value of the common stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect Value America's estimate of future stock growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of exercise and the future performance of the common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by individuals.


                                                  INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                              ----------------------------------------------------------          VALUE AT ASSUMED
                                NUMBER OF      PERCENT OF                                       ANNUAL RATES OF STOCK
                               SECURITIES     TOTAL OPTIONS                                     PRICE APPRECIATION FOR
                               UNDERLYING      GRANTED TO      EXERCISE OR                            OPTION TERM
                                 OPTIONS      EMPLOYEES IN     BASE PRICE     EXPIRATION   --------------------------------
                                 GRANTED       FISCAL YEAR      PER SHARE        DATE            5%             10%
                              ------------   --------------   ------------   -----------   -------------   -------------
Glenda M. Dorchak .........     325,000            15.8%        $ 10.16        8/24/08      $2,076,610      $5,262,538

     Value America granted options to five additional executive officers in March and April 1999. The following information is provided supplementally with respect to those five grants:


                                          INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                              -----------------------------------------          VALUE AT ASSUMED
                                NUMBER OF                                      ANNUAL RATES OF STOCK
                               SECURITIES                                      PRICE APPRECIATION FOR
                               UNDERLYING     EXERCISE OR                            OPTION TERM
                                 OPTIONS      BASE PRICE     EXPIRATION   --------------------------------
                                 GRANTED       PER SHARE        DATE            5%             10%
                              ------------   ------------   -----------   -------------   -------------
Thomas Morgan .............      400,000       $ 15.00        2/28/09      $3,773,368      $9,562,455
Neal B. Harris ............      325,000       $ 15.00        2/28/09      $3,065,861      $7,769,494
Paul F. Ewert .............      200,000       $ 15.00        2/28/09      $1,886,684      $4,781,227
Dean M. Johnson ...........       50,000       $ 15.00        2/28/09      $  471,671      $1,195,307
Thomas J. Starnes .........      200,000       $ 15.00        4/03/09      $1,886,684      $4,781,227

                         FISCAL YEAR-END OPTION VALUES

     The following table provides information on the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1998. No Named Executive Officers exercised stock options during the fiscal year ended December 31, 1998. The last two columns represent the difference between the exercise price and the initial public offering price of $23.00 per share.




                                NUMBER OF SHARES UNDERLYING          VALUE OF UNEXERCISED
                                    UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                                    AT FISCAL YEAR-END                AT FISCAL YEAR-END
                              -------------------------------   ------------------------------
            NAME               EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
---------------------------   -------------   ---------------   -------------   --------------
Craig A. Winn .............           --               --                --               --
Glenda M. Dorchak .........           --          325,000                --      $ 4,173,000
Dean M. Johnson ...........      105,000          120,000        $2,239,650        2,599,600
Rex Scatena ...............           --               --                --               --
Joseph L. Page ............      342,852          521,523         7,686,742       11,692,546

     Thomas Morgan received options to purchase an aggregate of 400,000 shares of common stock in March 1999. These options are currently unexercisable and have a value of $3,200,000. Neal B. Harris received options to purchase an aggregate of 325,000 shares of common stock in March 1999. These options are currently unexercisable and have a value of $2,600,000. Paul F. Ewert received options to purchase an aggregate of 200,000 shares of common stock in March 1999. These options are currently unexercisable and have a value of $1,600,000. Thomas J. Starnes received options to purchase an aggregate of 200,000 shares of common stock in April 1999. These options are currently unexercisable and have a value of $1,600,000.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the board of directors was formed in December 1997 to make recommendations to the board of directors regarding the compensation and benefits for Value America's executive officers and to administer Value America's stock incentive plan. The Compensation Committee is currently composed of Messrs. LeClair and Steed. Prior to the appointment of the Compensation Committee, the board of directors determined the compensation of Value America's executive officers. No executive officer of Value America serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Value America's board of directors or Compensation Committee.

     Gary D. LeClair serves as a member of the Compensation Committee of the board of directors. Mr. LeClair also serves as the Chairman of LeClair Ryan, A Professional Corporation, Value America's legal counsel.

     Michael R. Steed also serves as a member of the Compensation Committee of the Board. Mr. Steed serves as the Senior Vice President of ULLICO, which, upon the closing of this offering, will be the record holder of 3,544,229 shares of Value America's common stock.


STOCK INCENTIVE PLAN

     Value America adopted the stock incentive plan on August 1, 1997. The stock incentive plan provides for the granting of incentive awards to employees, officers, directors, consultants and certain non-employees of Value America. Incentive awards may be in the form of stock options, stock appreciation rights ("SARs"), restricted stock, incentive stock, or tax offset rights. The maximum number of shares of common stock that may be issued under the stock incentive plan is 6,250,000, subject to adjustment in the event of a stock split, stock dividend or other change in the common stock or capital structure of Value America. The Compensation Committee administers the stock incentive plan. Subject to the provisions of the stock incentive plan, the Compensation Committee is authorized to determine who may participate in the stock incentive plan, the number and type of awards to each participant, the schedules on which each award will become exercisable and the terms, conditions and limitations applicable to each award. The Compensation Committee has the exclusive power to interpret the stock incentive plan and to adopt rules and regulations to carry out the stock incentive plan.

     OPTIONS. Options granted under the stock incentive plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. Incentive stock options may be granted only to employees of Value America, including directors who are employees, while non-qualified options may be issued to non-employee directors, employees, consultants, advisors and other independent contractors providing services to Value America. The per share exercise price of the common stock subject to any option granted pursuant to the stock incentive plan is determined by the Compensation Committee at the time the option is granted. In the case of incentive stock options, the exercise price must not be less than 100% of the fair market value of the common stock at the time the incentive stock option is granted. No person who owns, directly or indirectly, at the time of the grant of an incentive stock option, 10% or more of the total combined voting power of all classes of voting stock (a "10% Stockholder"), is eligible to receive an incentive stock option under the stock incentive plan unless the exercise price is at least 110% of the fair market value of the common stock, determined on the date of grant.

     No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution. During the lifetime of any optionee, the option generally will be exercisable only by the optionee. In the event of termination of employment, other than for cause as defined in the stock incentive plan, death or permanent disability, the optionee will have three months after such termination to exercise the option to the extent it was exercisable on the date of such termination. In the event of termination of employment for cause, the option terminates on the date of misconduct. Upon termination of employment of any optionee by reason of death or permanent disability, an incentive stock option remains exercisable for one year thereafter.

     Incentive stock options granted under the stock incentive plan cannot be exercised more than 10 years from the date of grant, and incentive stock options issued to 10% Stockholders cannot be exercised more than 5 years after the date of grant. All options granted under the stock incentive plan may provide for the payment of the exercise price in cash or by delivery to Value America of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may, theoretically, exercise all of his or her stock options with no additional investment other than his or her original shares, if any. Any shares of common stock subject to unexercised options that expire or terminate become available for the issuance of new options.

     SARS. Under the stock incentive plan, the Compensation Committee may also grant SARs either in tandem with a stock option or alone. SARs granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. An SAR entitles the participant to receive from Value America an amount, payable in cash, in shares of common stock or in a combination of cash and common stock, equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price.

     RESTRICTED STOCK. Restricted stock issued pursuant to the stock incentive plan is subject to the following general restrictions: (a) restricted stock may not be sold, transferred, pledged or otherwise encumbered or disposed of until the restrictions on such stock have lapsed or have been removed under the provisions of the stock incentive plan; and (b) if a holder of restricted stock ceases to be employed by Value America, the holder will forfeit any shares of restricted stock on which such restrictions have not lapsed or been otherwise removed.

     The Compensation Committee will establish as to each share of restricted stock issued under the stock incentive plan the terms and conditions upon which the restrictions on such share shall lapse. Such terms and conditions may include, without limitation, the lapsing of such restrictions at the end of a specified period of time or as a result of death, permanent disability or retirement of the participant. In addition, the Compensation Committee may, at any time, in its sole discretion, accelerate the time at which any or all of the restrictions lapse or remove any or all of such restrictions.

     INCENTIVE STOCK. The Compensation Committee may establish performance programs with fixed goals and designate key employees as eligible to receive incentive stock if the goals are achieved. More than one performance program may be established by the Compensation Committee. They may operate concurrently or for varied periods of time, and a participant may participate in more than one program at the same time. A participant who is eligible to receive incentive stock under a performance program has no rights as a stockholder until the incentive stock is received.

     TAX OFFSET RIGHTS. The Compensation Committee may, in its sole discretion, award tax offset rights in conjunction with any incentive award. Tax offset rights entitle the participant to receive an amount of cash from Value America sufficient to satisfy the income and payroll taxes legally required to be withheld upon exercise of an option or SAR, upon grant of incentive stock or upon the lapse or removal of restrictions on restricted stock.

     FEDERAL INCOME TAX CONSEQUENCES. A participant will not incur federal income tax upon the grant of an option, SAR, tax offset right, and, in most cases and depending on the restrictions imposed and unless the grantee otherwise elects, restricted stock. Upon receipt of incentive stock, a participant will recognize compensation income, which is subject to income tax withholding by Value America, equal to the fair market value of the shares of incentive stock on the date of transfer to the participant.

     Upon exercise of a non-qualified stock option, a participant generally will recognize compensation income, which is subject to income tax withholding by Value America, equal to the difference between the fair market value of the common stock on the date of the exercise and the exercise price. The Compensation Committee has the authority under the stock incentive plan to include provisions allowing the participant to deliver common stock, or elect to have withheld a portion of the shares the participant would otherwise acquire upon exercise, to cover tax liabilities. The election will be effective only if approved by the Compensation Committee and made in compliance with other requirements set forth in the stock incentive plan. When an employee exercises an incentive stock option, the employee generally will not recognize income, unless the employee is subject to the alternative minimum tax provisions of the Code.

     If the terms of an option permit, a participant may deliver shares of common stock instead of cash to acquire shares under the option without having to recognize taxable gain, except in some cases with respect to stock acquired upon the exercise of incentive stock options, or "statutory option stock", on any appreciation in value of the shares delivered. However, if a participant delivers shares of statutory option stock in satisfaction of all, or any part, of the exercise price under an incentive stock option, and if the applicable holding periods of the statutory option stock have not been met, the participant will be considered to have made a taxable disposition of the statutory option stock. The applicable holding periods are two years from grant and one year from exercise.

     The exercise of an SAR is generally a taxable event. The participant usually must recognize income equal to any cash that is paid and the fair market value of any common stock that is received in settlement of an SAR.

     In general, a participant who received shares of restricted stock will include in his gross income as compensation an amount equal to the fair market value of the shares of restricted stock at the time that such shares are no longer subject to a substantial risk of forfeiture. Such amounts will be included in the tax recipient's income for the year in which such event occurs. The income recognized will be subject to income tax withholding by Value America.

     Upon exercise of a tax offset right, a participant generally will recognize ordinary compensation income, which is subject to income tax withholding by Value America, equal to the cash received.

     Subject to certain limitations, Value America will be entitled to a business expense deduction, except as explained below, at the time and in the amount that the recipient of an incentive award recognizes ordinary compensation income in connection therewith. As stated above, this usually occurs upon exercise of non-qualified options or tax offset rights, upon the lapse or removal of restrictions on restricted stock, upon issuance of incentive stock, upon a grantee's election to include in income on the date of grant the fair market value of a grant of restricted stock, and upon exercise of an SAR. No deduction is allowed in connection with an incentive stock option, unless the employee disposes of the common stock received upon exercise in violation of the holding period requirements.

     This summary of the federal income tax consequences of incentive stock options, non-qualified stock options, SARs, restricted stock, incentive stock and tax offset rights does not purport to be complete. There may also be certain state and local income taxes applicable to these transactions.

     CHANGE IN CONTROL PROVISIONS. In the event of a "change in control" transaction, the Compensation Committee may take any one or more of the following actions either at the time an incentive award is granted or any time thereafter:

   o provide for the assumption of incentive awards granted under the stock incentive plan,

   o provide for substitution of appropriate new incentive awards covering the stock of a successor corporation to Value America or an affiliate thereof or

   o give notice to participants that no such assumption or substitution will be made, in which event each outstanding incentive award will automatically accelerate to become fully exercisable immediately before the effective date of the change in control, except that such acceleration will not occur if, in the opinion of Value America's independent accountants, it would render unavailable "pooling of interests" accounting treatment for a change in control that would otherwise qualify for such accounting treatment.

     All incentive awards will terminate immediately following the consummation of a change in control, except to the extent assumed by the successor corporation or an affiliate thereof. Under the stock incentive plan, a "change in control" transaction generally is defined to constitute any of the following:

   o approval by the stockholders of a reorganization, merger or consolidation in which holders of outstanding voting securities of Value America would receive less than 50% of the voting securities of the surviving or resulting corporation,

   o approval by the stockholders of a complete liquidation or dissolution of Value America,

   o approval by the stockholders of the sale or transfer of substantially all of the assets of Value America or

   o the acquisition other than from Value America by a person or group of related persons of beneficial ownership of 50% or more of the outstanding voting securities of Value America.

     Should a change in control or other event result in acceleration of vesting of outstanding options or changes in other benefits, as defined under
Section 280G of the Code, certain highly-compensated employees would likely be subject to payment of a 20% excise tax on their incremental gain, as defined.


EMPLOYMENT ARRANGEMENTS

     Value America and Craig A. Winn, Value America's Chairman and one of its Founders, entered into an employment agreement as of January 19, 1999. The agreement has a term of two years and renews automatically for additional periods of one year until either party gives notice of non-renewal at least 30 days before the expiration date of the agreement. Value America will pay Mr. Winn an agreed-upon annual salary, subject to adjustment at any time in the sole discretion of Value America. Mr. Winn's current annual salary is $295,000. Mr. Winn is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. The agreement provides that, in the event of Mr. Winn's death, Value America will pay his beneficiary or his estate an amount equal to one month's salary. Mr. Winn may terminate his employment under the agreement by giving 30 days' notice to Value America. Value America may terminate Mr. Winn's employment immediately with or without cause by giving him written notice of termination. If Mr. Winn is terminated without cause, he will be entitled to any unpaid salary due to him through the date of termination and any accrued but unpaid vacation pay.

     Value America and Rex Scatena, Value America's Vice Chairman and General Counsel and one of its Founders, entered into an employment agreement as of January 19, 1999. The agreement has a term of two years and renews automatically for additional periods of one year until either party gives notice of non-renewal at least 30 days before the expiration date of the agreement. Value America will pay Mr. Scatena an agreed-upon annual salary, subject to adjustment at any time in the sole discretion of Value America. Mr. Scatena's current annual salary is $180,000. Mr. Scatena is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. The agreement provides that, in the event of Mr. Scatena's death, Value America will pay his beneficiary or his estate an amount equal to one month's salary. Mr. Scatena may terminate his employment under the agreement by giving 30 days' notice to Value America. Value America may terminate Mr. Scatena's employment immediately with or without cause by giving him written notice of termination. If Mr. Scatena is terminated without cause, he will be entitled to any unpaid salary due to him through the date of termination and any accrued but unpaid vacation pay.

     Value America and Thomas Morgan, Chief Executive Officer of Value America, entered into an employment agreement as of March 1, 1999. Under the agreement, Mr. Morgan currently receives an annual salary of $395,000. Beginning 75 days after the closing of this offering, Mr. Morgan will receive an annual salary of $495,000, subject to increases. The term of the agreement continues through December 31, 2004 and then renews automatically for additional periods of one year until either party gives notice of non-renewal not more than six and at least three months before the expiration date of the agreement. Mr. Morgan is also eligible for quarterly incentive compensation. For the period from March 1, 1999 to June 30, 1999, Value America will pay Mr. Morgan a bonus of $66,667. Thereafter, based upon achieving corporate and individual performance and other criteria as established by the Compensation Committee, Mr. Morgan may earn a bonus each quarter, provided that the minimum bonuses for the years ending December 31, 1999 and 2000 will amount to, in the aggregate, $166,667 and $200,000. Value America also has agreed to pay Mr. Morgan a bonus equal to the lesser of (A) $1,000,000 or (B) an amount equal to 1% of the amount by which the aggregate market capitalization of Value America increases from the day following the closing date of this offering to the earliest of:

   o the first anniversary of the day following the closing date of this offering,

   o the date of a change of control of Value America and

   o the termination date of Mr. Morgan's employment because of death, disability or for other than due cause.

"Aggregate market capitalization" on a given date means an amount equal to the product of (a) the number of then-outstanding shares of common stock and (b) the last reported sale price of common stock on that day. Mr. Morgan may voluntarily terminate his employment at any time under the agreement. Value America may terminate Mr. Morgan's employment with or without due cause by giving him written notice of termination. If Mr. Morgan is terminated by Value America for due cause, he will receive his salary through the date of termination. If Value America terminates his employment other than for due cause prior to March 1, 2001, Mr. Morgan will be entitled to the sum of:

   o twice his annual salary at the time and

   o a pro rata portion of any bonus he may have earned under the agreement if he had been employed for a full calendar year.

If Value America terminates his employment other than for due cause after March 1, 2001, Mr. Morgan will be entitled to the sum of:

   o his annual salary at the time and

   o a pro rata portion of any bonus he may have earned under the agreement if he had been employed for a full calendar year.

     Value America and Glenda M. Dorchak, President and Chief Operating Officer of Value America, entered into an employment agreement as of October 5, 1998. Under the agreement, Ms. Dorchak receives an annual salary of $250,000 until December 31, 1999 and will receive an annual salary of $300,000 every year thereafter, subject to increases. The term of the agreement continues through December 31, 2001 and then renews automatically for additional periods of one year until either party gives notice of non-renewal at least three months before the expiration date of the agreement. Ms. Dorchak is also eligible for quarterly incentive compensation. During the first year of her employment, Value America will pay Ms. Dorchak a bonus of $37,500 per calendar quarter. In each subsequent year of her employment, and based upon achieving corporate and individual performance and other criteria as established by the Compensation Committee, Ms. Dorchak may earn quarterly bonuses amounting to, in the aggregate, a minimum of $150,000 per year. Value America also has agreed to pay Ms. Dorchak a bonus not to exceed $390,000 in an amount equal to the product of
(a) $6.50 multiplied by (b) up to an aggregate of no more than 60,000 shares of common stock to be purchased by Ms. Dorchak upon the exercise of a stock option received under the stock incentive plan. Such bonus, if granted by Value America, will be deemed earned on and will be paid on the date of the exercise of such stock option. Value America also has loaned Ms. Dorchak $250,000 with interest of 6% per annum. Ms. Dorchak is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. Ms. Dorchak may voluntarily terminate her employment at any time under the agreement. Value America may terminate Ms. Dorchak's employment with or without due cause by giving her written notice of termination. If Ms. Dorchak is terminated by Value America for due cause, she will receive her salary through the date of termination. If Value America terminates her employment other than for due cause, Ms. Dorchak will be entitled to the sum of:

   o her annual salary at the time and

   o if the effective date of termination is on or before December 31, 1999, then $150,000; if the effective date of termination is after December 31, 1999, then a pro rata portion of any bonus she may have earned under the agreement if she had been employed for a full calendar year. If Ms. Dorchak is terminated other than for due cause prior to December 31, 1999, Value America will also reduce by $150,000 the amount she owes on the $250,000 loan from Value America.

     Value America and Dean M. Johnson, Executive Vice President, Chief Financial Officer and Secretary of Value America, entered into an employment agreement as of April 1, 1999. Under the agreement, Mr. Johnson currently receives an annual salary of $250,000 per year. The term of the agreement continues through December 31, 2004 and then renews automatically for additional periods of one year until either party gives notice of non-renewal not more than six and at least three months before the expiration date of the agreement. Mr. Johnson is also eligible for quarterly incentive compensation based upon achieving corporate and individual performance and other criteria as established by the Compensation Committee. Mr. Johnson is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. Mr. Johnson may voluntarily terminate his employment at any time under the agreement. Value America may terminate Mr. Johnson's employment with or without due cause by giving him written notice of termination. If Mr. Johnson is terminated by Value America for due cause, he will receive his salary through the date of termination. If Value America terminates his employment other than for due cause prior to March 1, 2001, Mr. Johnson will be entitled to the sum of:

   o twice his annual salary at the time and

   o a pro rata portion of any bonus he may have earned under the agreement if he had been employed for a full calendar year.

If Value America terminates his employment other than for due cause after March 1, 2001, Mr. Johnson will be entitled to the sum of:

   o his annual salary at the time and

   o a pro rata portion of any bonus he may have earned under the agreement if he had been employed for a full calendar year.

     Thomas J. Starnes joined Value America in April 1999 as an Executive Vice President. Mr. Starnes currently receives an annual salary of $250,000. Value America and Mr. Starnes are currently negotiating an employment agreement.

     Value America and Paul F. Ewert, Senior Vice President and President -- Technology Products Division of Value America, entered into an employment agreement as of March 1, 1999. Under the agreement, Mr. Ewert receives an annual salary of $280,000 until December 31, 1999. The term of the agreement continues through December 31, 2003 and then renews automatically for additional periods of one year until either party gives notice of non-renewal at least three months before the expiration date of the agreement. Mr. Ewert is also eligible for quarterly incentive compensation. During each year of his employment, and based upon achieving corporate and individual performance and other criteria as established by the Compensation Committee, Mr. Ewert may earn quarterly bonuses amounting to, in the aggregate, a minimum of $100,000 per year. Mr. Ewert is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. Mr. Ewert may voluntarily terminate his employment at any time under the agreement. Value America may terminate Mr. Ewert's employment with or without due cause by giving him written notice of termination. If Mr. Ewert is terminated by Value America for due cause, he will receive his salary through the date of termination. If Value America terminates his employment other than for due cause, Mr. Ewert will be entitled to the sum of:

   o his annual salary at the time and

   o a pro rata portion of any bonus he may have earned under the agreement if he had been employed for a full calendar year.

     Value America and Joseph L. Page, Executive Vice President and Chief Technology Officer of Value America, entered into an employment agreement as of April 1, 1996. The agreement has a term of two years and renews automatically for additional periods of one year until either party gives notice of non-renewal at least 30 days before the expiration date of the agreement. Value America agreed to pay Mr. Page a salary of $85,000 per year for the fourth quarter of 1997 and $100,000 per year, beginning January 1, 1998 subject to adjustment at any time in the sole discretion of Value America. Mr. Page's current salary is $150,000 per year. In addition, Mr. Page is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. The agreement provides that, in the event of Mr. Page's death, Value America will pay his beneficiary or his estate an amount equal to one month's salary. Mr. Page may terminate his employment under the agreement by giving 30 days' notice to Value America. Value America may terminate Mr. Page's employment immediately with or without cause. If Mr. Page is an officer of Value America on the date of his termination, and if he has completed 90 days of continuous employment with Value America, he will be entitled to 30 days' salary. In addition, if Value America does not waive Mr. Page's obligation not to compete with Value America for a period of six months following the termination of his employment, an additional six months' salary.

     Value America and Neal B. Harris, an Executive Vice President of Value America, entered into an employment agreement as of March 15, 1999. Under the agreement, Mr. Harris currently receives an annual salary of $295,000, subject to annual increases. The term of the agreement continues through December 31, 2004 and then renews automatically for additional periods of one year until either party gives notice of non-renewal at least three months before the expiration date of the agreement. Mr. Harris is also eligible for quarterly incentive compensation. During the first year of his employment, Value America will pay Mr. Harris bonuses amounting to, in the aggregate, $37,500, subject to certain conditions. In each subsequent year of his employment, and based upon achieving corporate and individual performance and other criteria as established by the Compensation Committee, Mr. Harris may earn quarterly bonuses amounting to, in the aggregate, a minimum of $150,000 per year. Value America also has agreed to pay Mr. Harris a bonus not to exceed $1,625,000. This bonus shall equal the product of (a) $5.00 multiplied by (b) up to an aggregate of no more than 325,000 shares of common stock to be purchased by Mr. Harris upon the exercise of a stock option received under Value America's stock incentive plan. Such bonus, if granted by Value America, will be deemed earned on and will be paid on the date of the exercise of such stock option. Mr. Harris is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. Mr. Harris may voluntarily terminate his employment at any time under the agreement. Value America may terminate Mr. Harris' employment with or without due cause by giving him written notice of termination. If Mr. Harris is terminated by Value America for due cause, he will receive his salary through the date of termination. If Value America terminates his employment other than for due cause, Mr. Harris will be entitled to twice the sum of:

   o his annual salary at the time and

   o a pro rata portion of any bonus he may have earned under the agreement if he had been employed for a full calendar year.

     In connection with Mr. Harris' employment agreement, Mr. Harris entered into an agreement as of March 15, 1999 with Craig A. Winn, the Chairman and a Founder of Value America, and Rex Scatena, the Vice Chairman and General Counsel and a Founder of Value America. Pursuant to this agreement, each of Mr. Winn and Mr. Scatena, severally, but not jointly, have agreed to pay to Mr. Harris 50% of any loss amount if Value America terminates Mr. Harris' employment, for reasons other than death, disability or due cause during the period beginning one year prior to a change of control and ending on the fifth anniversary of Mr. Harris' employment. The loss amount shall equal the lesser of $10,000,000 and the product of:

   o the aggregate number of shares underlying Mr. Harris' unvested options and

   o the excess, if any, of the fair market value per share of Value America's common stock over $5.00.

     Value America and John L. Motley III, a director of Value America, entered into an employment agreement effective as of August 1, 1997 under which Mr. Motley agreed to serve as an employee of Value America for not more than five hours per month at a salary of $12,000 per year. The agreement has a term of two years and renews automatically for additional periods of one-year until either party gives notice of non-renewal at least 30 days before the expiration date of the agreement.

                             CERTAIN TRANSACTIONS

     On August 1, 1997, Value America issued a promissory note to Craig A. Winn, Value America's Chairman and one of its Founders, in the principal amount of $150,000. The principal amount of this note represented reimbursement for company expenses that Mr. Winn personally incurred on behalf of Value America in 1996 and 1997. The note accrued interest at a rate of 12% per annum upon default. The note was paid in full in December 1997.

     On November 13, 1997, Value America sold an aggregate of 577,500 shares of common stock and warrants to purchase an aggregate of 213,750 shares of common stock to 15 investors for an aggregate purchase price of $962,500. Dean M. Johnson, the Executive Vice President, Chief Financial Officer and Secretary and a director of Value America, and Gary D. LeClair, a director of Value America, each purchased 60,000 shares of common stock at $1.50 per share and 30,000 warrants at $0.33 per warrant. The warrants have five-year terms and exercise prices of $1.67 per share. In addition, John M. Motley, a director of Value America, purchased 150,000 shares of common stock at $1.67 per share.

     Pursuant to an agreement entered into as of June 3, 1998, Mr. Winn sold 288,321 shares of common stock on June 24, 1998 to a single investor for $2,000,000, or $6.94 per share, including $1,000,000 in cash and a $1,000,000 five-year promissory note. The promissory note will not be payable unless the fair market value of the transferred shares exceeds $6.0 million on the date that is 180 days after the date of this prospectus. In connection with this transaction, Value America granted the investor certain demand and piggy-back registration rights. See "Description of Capital Stock -- Registration Rights" and Note 6 of Notes to Financial Statements.

     On June 26, 1998, Value America issued an aggregate of 617,979 shares of Series B preferred stock to 18 investors for an aggregate purchase price of $18,829,894 or $30.47 per share of Series B preferred stock, which is equivalent to a purchase price of $10.16 per share of common stock on an as-converted basis. Value America granted the holders of Series B preferred stock certain rights of first refusal, tag-along rights, and demand and piggy-back registration rights. The terms of the Series B preferred stock also require Value America to pay quarterly dividends on such shares of stock until they are redeemed or converted. Mandatory redemption of the Series B preferred stock may occur if Value America does not successfully offer shares of common stock to the public prior to December 19, 1999. Simultaneously with the closing of this offering, the shares of Series B preferred stock will automatically convert into an aggregate of 1,853,937 shares common stock. Upon such conversion, certain of the rights granted to Series B investors, such as rights of first refusal and tag-along rights, will terminate. In connection with this transaction, Mr. Winn and Rex Scatena, Value America's Vice Chairman and General Counsel and one of its Founders, executed a voting agreement whereby Mr. Winn and Mr. Scatena agreed to vote their shares of common stock in favor of the election of certain individuals nominated by ULLICO and Vulcan Ventures Incorporated for a period of up to ten years. ULLICO, the holder of all outstanding shares of the Series A preferred stock and the beneficial holder of more than 5% of the outstanding shares of the common stock, purchased 7,801 shares of Series B preferred stock.

     In connection with the Series B Transaction, Messrs. Winn and Scatena sold an aggregate of 617,979 shares of common stock to ULLICO and two other stockholders for an aggregate purchase price of $6,276,607 or $10.16 per share. See Note 5 of Notes to Financial Statements.

     On July 2, 1998, Mr. Winn sold an aggregate of 28,350 shares of common stock to three employees of Value America for an aggregate of $289,942 or $10.16 per share.

     On September 28, 1998, Mr. Winn loaned Value America $300,000. Value America evidenced this debt by issuing a promissory note for such amount. The note accrued interest at a rate of 10% per annum. Value America repaid the debt in full in December 1998.

     On September 28, 1998, Mr. Scatena loaned Value America $250,000. Value America evidenced this debt by issuing a promissory note for such amount. The note accrued interest at a rate of 10% per annum. Value America repaid the debt in full in December 1998.

     On September 30, 1998, John L. Motley III, a director of Value America, loaned Value America $150,000. Value America evidenced this debt by issuing a promissory note for such amount. The note accrued interest at a rate of 10% per annum. Value America repaid the debt in full in December 1998.

     Pursuant to an Amended and Restated Revolving Loan Agreement, dated November 17, 1998, as amended, ULLICO (and indirectly certain participants) loaned Value America an aggregate of $34.0 million. ULLICO is entitled to receive a commitment fee equal to $340,000 in connection with this transaction. In connection with this loan, Value America issued to ULLICO and certain participants (including an affiliate of Sam Belzberg, principals of the Carlyle Group, George Cooney, Kluge Investments, principals of Pacific Capital Group and an affiliate of Yuciapa and Ron Berkle) warrants to purchase an aggregate of 3,808,000 shares of common stock. Of these warrants (a) 408,000 have an exercise price of $0.01 per share and (b) 3,400,000 have an exercise price of $10.00 per share. The warrants to purchase common stock at $10.00 per share shall automatically be exercised immediately prior to the completion of this offering in exchange for the elimination of Value America's debt to ULLICO under this loan.

     On December 31, 1998, Glenda M. Dorchak, Value America's President and Chief Operating Officer invested $100,000 in Value America. In connection therewith, Value America issued Ms. Dorchak 10,000 shares of common stock and warrants to purchase 3,000 shares of common stock at $10.00 per share. The warrants vest on December 31, 1999 and expire on December 31, 2008.

     On December 31, 1998, Richard L. Gerhardt, Value America's President -- Consumer Products Division invested $100,000 in Value America. In connection therewith, Value America issued Mr. Gerhardt 10,000 shares of common stock and warrants to purchase 3,000 shares of common stock at $10.00 per share. These warrants vest on December 31, 1999 and expire on December 31, 2008.

     Pursuant to consulting agreement entered into as of November 18, 1998, Value America has engaged ULLICO as a consultant to Value America's affinity, new markets and employee compensation and benefit programs. This agreement ends when ULLICO no longer holds shares of the Series A or Series B preferred stock. For these services, ULLICO, acting on behalf of its Separate Account P, will receive a fee of $244.50 per day for the period commencing June 26, 1998 and ending June 30, 1998 and $22,005 per quarter commencing July 1, 1998. Additionally, in consideration of Michael R. Steed serving as a director, ULLICO, acting on behalf of its Separate Account P, received an option to purchase up to 22,500 shares of common stock at an exercise price of $3.50 per share. Separate Account P is an account formed by ULLICO to hold investments supporting payments under certain group annuity contracts. In consideration of ULLICO modifying certain terms of its loan agreement, Value America issued ULLICO warrants to purchase 325,000 shares, which have an exercise price of either $0.01 per share or $10.00 per share. This variable exercise price will only equal $0.01 if the aggregate value of Value America's capital stock does not exceed $600 million on or before December 31, 1999.

     As of January 12, 1999, Value America issued 6,000,000 shares of Series C preferred stock and warrants to purchase 1,800,000 shares of common stock to Vulcan Ventures Incorporated, a Washington corporation, FDX Corporation, a Delaware corporation, and Frederick W. Smith, a director-nominee of Value America for an aggregate purchase price of $60,000,000. The 1,800,000 warrants have a variable exercise price per share. These warrants are immediately exercisable and expire on the earlier of January 15, 2009 or the date that is three calendar years following the closing of Value America's firmly underwritten initial public offering of common stock. If the aggregate market price of Value America's equity securities is in excess of $600 million on or before December 31, 1999, the exercise price will be $10.00 per share. If the aggregate market value of Value America's equity securities is less than $600 million on the earlier of December 31, 1999 or the closing date of a change-in-control transaction as defined in the warrants, the exercise price of the warrants will be $0.01 per share. The terms of the Series C preferred stock require Value America to pay quarterly dividends on such shares of stock until they are redeemed or converted. Mandatory redemption of the Series C preferred stock may occur upon the demand of holders of more that 50% of the outstanding shares of Series C preferred stock if Value America does not successfully offer shares of common stock to the public prior to January 15, 2001. In addition, 2,000,000 of the 6,000,000 shares of Series C preferred stock are scheduled for redemption in January 2003, January 2004 and January 2005. Simultaneously with the closing of this offering, the shares of Series C preferred stock will automatically convert into 6,000,000 shares of common stock. Also in connection with this offering, Value America issued warrants to purchase an aggregate of 511,567 to certain existing stockholders, including Vulcan Ventures Incorporated, a holder of Series B preferred stock, and William D. Savoy, a director-nominee of Value America. Of these warrants, 473,724 have an exercise price of $0.01 per share, and vest only if the aggregate market of Value America's equity securities does not exceed $600 million on or before December 31, 1999, and otherwise expire. If vested, these warrants expire on the earlier of January 15, 2009 or the date that is three calendar years following the closing of Value America's firmly underwritten initial public offering of common stock. Of the warrants to purchase an aggregate of 511,567 shares of common stock, the remaining 37,843 warrants have an exercise price of $0.01 per share and are exercisable upon issuance until January 15, 2009.

     LeClair Ryan, A Professional Corporation, serves as Value America's legal counsel. Gary D. LeClair, one of Value America's directors, serves as the Chairman of such law firm.

     See "Management -- Employment Arrangements" for a description of certain employment and change of control arrangements.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Value America's common stock as of April 3, 1999, and as adjusted to reflect the sale of the 5,500,000 shares of common stock offered hereby by:

     o the Named Executive Officers,

     o each of Value America's directors and director-nominees,

     o each person known by Value America to be the beneficial owner of more than 5% of the common stock and

     o all executive officers, directors and director-nominees as a group.



                                                                                     PERCENT BENEFICIALLY
                                                                                            OWNED
                                                                   NUMBER OF        ----------------------
                                                              SHARES BENEFICIALLY     BEFORE       AFTER
           NAME AND ADDRESS OF BENEFICIAL OWNER                      OWNED           OFFERING     OFFERING
----------------------------------------------------------   --------------------   ----------   ---------
Craig A. Winn (1) ........................................        15,147,312            39.9%       34.9%
Rex Scatena (2) ..........................................         6,562,200            17.3        15.1
Joseph L. Page (3) .......................................           514,278             1.3         1.2
Dean M. Johnson (4) ......................................           204,900               *           *
Glenda M. Dorchak (5) ....................................            10,000               *           *
William D. Savoy (6) .....................................         8,536,478            21.4        18.8
Michael R. Steed (7) .....................................         3,544,229             9.3         8.1
John L. Motley III (8) ...................................           375,000             1.0           *
Gary D. LeClair (9) ......................................           145,002               *           *
Frederick W. Smith (10) ..................................         1,300,000             3.4         3.0
Thomas J. Casey (11) .....................................            50,000               *           *
Vulcan Ventures Incorporated (12) ........................         8,486,062            21.2        18.7
The Union Labor Life Insurance Company (13) ..............         3,544,229             9.3         8.1
FDX Corporation (14) .....................................           650,000             1.7         1.5
All executive officers, directors and director-nominees as
 a group (16 persons) (15) ...............................        36,409,399            88.0        77.7

----------
     * Less than one percent (1%)
(1) The address of Mr. Winn is c/o Value America, Inc., 1560 Insurance Lane, Charlottesville, Virginia 22911. Includes 300,300 shares of common stock held of record by Crystal Investments, L.L.C., a Virginia limited liability company, for which Mr. Winn serves as manager, and 144,162 shares of common stock held of record by Capital Advisers, L.L.C., as to which Mr. Winn holds an irrevocable proxy to vote until the earlier of December 31, 2003 and the date on which Capital Advisers, L.L.C. transfers such shares.
(2) The address of Mr. Scatena is c/o Value America, Inc., 1560 Insurance Lane, Charlottesville, Virginia 22911. Includes 300,300 shares of common stock held of record by Frostine, L.L.C., a Virginia limited liability company, for which Mr. Scatena serves as manager.

(3) The address of Mr. Page is c/o Value America, Inc., 1560 Insurance Lane, Charlottesville, Virginia 22911. Includes 514,278 shares of common stock underlying options exercisable within 60 days of April 3, 1999.
(4) The address of Mr. Johnson is c/o Value America, Inc., 1560 Insurance Lane, Charlottesville, Virginia 22911. Includes 105,000 shares of common stock underlying options exercisable within 60 days of April 3, 1999, 30,000 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999 and 9,900 shares of common stock held of record by Skye
    Thug, L.L.C., a Delaware limited liability company for which Mr. Johnson serves as manager.
(5) The address of Ms. Dorchak is c/o Value America, Inc., 1560 Insurance Lane, Charlottesville, Virginia 22911.
(6) Includes 6,476,861 shares of common stock and 2,010,384 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999 held of record by Vulcan Ventures Incorporated ("Vulcan").

     Mr. Savoy is the Vice President of Vulcan. Mr. Savoy's address is c/o Vulcan Northwest Inc., 110 110th Avenue Northeast, Suite 550, Bellevue, Washington 98004.
(7) Consists of 3,389,854 shares of common stock and 154,375 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999 held of record by ULLICO. Mr Steed is the Senior Vice President of Investments of ULLICO. Mr. Steed's address is c/o The Union Labor Life Insurance Company, 111 Massachusetts Avenue, N.W., Washington, D.C. 20001.
(8) Includes 225,000 shares of common stock underlying options exercisable within 60 days of April 3, 1999.
(9) Includes 55,002 shares of common stock underlying options exercisable within 60 days of April 3, 1999 and 30,000 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999.
(10) The address of Mr. Smith is 6075 Poplar Avenue, Suite 300, Memphis, Tennessee 38119. Includes 500,000 shares of common stock and 150,000 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999 held of record by FDX Corporation, a Delaware corporation. Mr. Smith disclaims beneficial ownership of the shares of common stock held by FDX Corporation.
(11) The address of Mr. Casey is c/o Pacific Capital Group Inc., 150 El Camino Drive, Beverly Hills, California 90212.
(12) The address of Vulcan is 110 110th Avenue Northeast, Suite 550, Bellevue, Washington 98004. Includes 6,476,861 shares of common stock and 2,010,384 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999.
(13) The address of ULLICO is 111 Massachusetts Avenue, N.W., Washington, D.C. 20001. Includes 3,389,854 shares of common stock and 154,375 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999.
(14) The address of FDX Corporation is 6075 Poplar Avenue, Suite 300, Memphis, Tennessee 38119. Includes 150,000 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999.
(15) Includes 899,280 shares of common stock underlying options exercisable within 60 days of April 3, 1999 and 2,524,759 shares of common stock underlying warrants exercisable within 60 days of April 3, 1999.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 3, 1999 are deemed outstanding. Such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the preceding table and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. This table assumes no exercise of the underwriters' over-allotment option. Percentage of ownership is based on 37,934,862 shares of common stock outstanding on April 3, 1999, which figure includes shares converted from the convertible preferred stock upon the closing of this offering, and 43,434,862 shares of common stock to be outstanding after the completion of this offering.


     Craig A. Winn and Rex Scatena have granted to the underwriters an option to purchase up to 577,500 and 247,500 shares of common stock, respectively, solely to cover over-allotments. If the underwriters exercise the over-allotment option in full, Mr. Winn will beneficially own 14,569,812 shares of common stock, or 32.9% of the common stock outstanding after this offering, and Mr. Scatena will beneficially own 6,314,700 shares of common stock, or 14.3% of the common stock outstanding after this offering.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Value America consists of 500,000,000 shares of common stock and 25,000,000 shares of preferred stock. Of the 25,000,000 shares of authorized preferred stock, 13,382,021 shares are undesignated and available for issuance. The remaining 11,617,979 authorized and issued shares of preferred stock will, immediately prior to the closing of this offering, convert into shares of common stock and thereafter become available for reissue as preferred stock.


COMMON STOCK

     As of April 3, 1999, there were outstanding:

     o 37,934,862 shares of common stock held of record by 118 stockholders,

     o options to purchase a total of 6,134,625 shares of common stock and

     o warrants to purchase a total of 2,902,913 shares of common stock.

The preceding gives effect to the conversion of all outstanding shares of preferred stock and the exercise of warrants to acquire 3,400,000 shares of common stock, all of which will occur immediately prior to the closing of this offering. Based on the number of shares of common stock outstanding as of April 3, 1999, and giving effect to the preferred stock conversions and warrant exercises to occur immediately prior to the closing of this offering, there will be 43,434,862 shares of common stock outstanding after this offering is completed.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Value America, the holders of common stock are entitled to share ratably in all assets remaining after payment of Value America's liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.


PREFERRED STOCK

     Value America has authorized and issued three series of preferred stock. These consist of 5,000,000 shares of Series A convertible preferred stock, 617,979 shares of Series B convertible preferred stock and 6,000,000 shares of Series C convertible preferred stock. All outstanding shares of preferred stock will be automatically converted into shares of common stock immediately prior to the closing of this offering. After the conversion, all of the previously issued shares of preferred stock will become available for reissue and ValueAmerica will have 25,000,000 shares of authorized preferred stock.

     The board of directors is authorized, subject to any limitations prescribed by Virginia law, to provide for the issuance of preferred stock in one or more series. The board of directors is also authorized, subject to the limitations prescribed by Virginia law, to establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series. The board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

     Value America has no current plans to issue any preferred stock. However, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of Value America.

WARRANTS

     Upon completion of this offering, there will be warrants outstanding to purchase an aggregate of 2,902,913 shares of common stock that are held of record by 76 persons, based on warrants outstanding as of April 3, 1999.

     In October 1997, Value America issued warrants to purchase an aggregate of 213,750 shares of common stock to 14 accredited investors. All of the warrants are fully exercisable, have exercise prices of $1.67 per share and expire on October 31, 2002. In the event Value America issues or sells any shares of common stock without consideration or for a consideration per share less than the market price per share of the common stock on the date immediately prior to the issuance or sale of such shares, the number of shares issuable upon exercise of each warrant and the exercise price of such warrant will be adjusted according to a pre-defined, weighted-average formula. The warrants and the shares of common stock issuable upon exercise of the warrants are subject to certain restrictions on transfer.

     In December 1998, Value America issued warrants to purchase an aggregate of 3,808,000 shares of common stock to ULLICO and certain participants pursuant to a revolving loan agreement, as amended and restated from time to time. Of these warrants, 408,000 have an exercise price of $0.01 per share and 3,400,000 have an exercise price of $10.00 per share.

     In consideration of ULLICO modifying certain terms of its loan agreement, Value America issued ULLICO warrants to purchase 325,000 shares, which have an exercise price of either $0.01 per share or $10.00 per share. This variable exercise price will only equal $0.01 if the aggregate value of Value America's capital stock does not exceed $600 million on or before December 31, 1999. The warrants to purchase 3,400,000 shares of common stock will be automatically exercised immediately prior to the closing of this offering in exchange for the elimination of Value America's debt under the loan agreement.

     In January 1999, Value America issued warrants to purchase an aggregate of 2,311,567 shares of common stock to certain investors and existing stockholders in connection with Value America's private placement of 6,000,000 shares of Series C convertible preferred stock. Of the warrants granted, warrants to purchase 1,800,000 shares vest immediately, expire on the earlier of January 15, 2009 or the date that is three calendar years following the closing of Value America's initial public offering and have a variable exercise price of either $10.00 or $0.01 per share of common stock. The exercise price of these warrants will only equal $0.01 per share if the aggregate market value of Value America's equity securities does not exceed $600 million on or prior to December 31, 1999. Warrants to purchase 473,724 shares have an exercise price of $0.01 and will vest only if the aggregate market value of Value America's equity securities does not exceed $600 million on or before December 31, 1999, and, if vested, expire on the earlier of January 15, 2009 or the date that is three calendar years following the closing of Value America's initial public offering. Warrants to purchase 37,843 shares of common stock vest immediately, have an exercise price of $0.01 per share and have ten year terms. Assuming an initial public offering price of at least $14.00 per share the aggregate market value of Value America's equity securities will exceed $600 million on the closing of the offering.

     As a result of the variable exercise prices of certain of the warrants described above, if the market value of Value America's equity securities exceeds $600 million on the applicable date, Value America will receive additional proceeds of approximately $22.8 million upon the exercise of all of the warrants. If the aggregate market value of Value America's equity securities exceeds this level, outstanding warrants will be exercisable for an aggregate of 2,902,913 shares of common stock at a weighted average exercise price of $7.85 per share. If the market value of Value America's equity securities does not exceed this amount, outstanding warrants will be exercisable for an aggregate of 3,376,637 shares of common stock at a weighted average exercise price of $0.47 per share. Based upon the number of shares estimated to be outstanding immediately following this offering, the aggregate market value of Value America's equity securities will exceed $600 million if the trading price of its common stock exceeds $14.00 per share at any time on or before December 31, 1999.

REGISTRATION RIGHTS

     Pursuant to the Second Amended and Restated Registration Rights Agreement (the "Preferred Stock Registration Rights Agreement") dated as of January 12, 1999 among Value America and the holders of Series A convertible preferred stock, the Series B convertible preferred stock and the Series C convertible preferred stock (the "Preferred Holders"), the Preferred Holders are entitled to certain rights with respect to the registration under the Securities Act of 1933 of the shares of common stock owned now or in the future by such holders and the shares of common stock issuable upon conversion of the Series A preferred stock, the Series B preferred stock and the Series C preferred stock (collectively, the "Registrable Securities"). As of January 15, 1999, after giving effect to the conversion of the Series A preferred stock, the Series B preferred stock and Series C preferred stock into common stock upon the closing of this offering, the Registrable Securities consisted of a total of 10,737,162 shares of common stock. If Value America proposes to register any of its securities under the Securities Act of 1933, either for its own account or for the account of other securityholders, the Preferred Holders are entitled to notice of such registration and are entitled to include the Registrable Securities therein; provided, however, among other conditions, that any underwriters for such offering may limit the number of such shares included in such registration. In addition, the Preferred Holders may require Value America on not more than eight occasions to file a registration statement under the Securities Act of 1933 with respect to the Registrable Securities, and Value America is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, the Preferred Holders may require Value America, on not more than six occasions and not more than once in any six-month period, to register the Registrable Securities on Form S-3 when such form becomes available to Value America, subject to certain conditions and limitations. Value America will bear all of the expenses of any such registration.

     In addition, pursuant to a Registration Rights Agreement dated as of June 3, 1998 between Value America and Capital Advisers, L.L.C. ("Capital"), Capital is entitled to certain rights with respect to the registration under the Securities Act of 1933 of 288,321 shares of common stock (the "Capital Registrable Shares"). If Value America proposes to register any of its securities under the Securities Act of 1933, either for its own account or for the account of other securityholders, Capital is entitled to notice of such registration and is entitled to include, on not more than two occasions, the Capital Registrable Shares therein; provided, however, among other conditions, that any underwriters for such offering may limit the number of such shares included in such registration. In addition, Capital may require Value America on not more than one occasion to file a registration statement on Form S-3 under the Securities Act of 1933 with respect to the Capital Registrable Securities, and Value America is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Value America will bear all of the expenses of any such registration. Capital's registration rights are subject to and restricted by the terms of the Preferred Stock Registration Rights Agreement.

     Pursuant to a Registration Rights Agreement, dated November 17, 1998, as amended from time to time, among ULLICO and other participants in Value America's debt financing, (collectively, the "Debt Participants") and Value America, the Debt Participants are entitled to certain rights with respect to the registration under the Securities Act of 1933 of the shares of common stock owned now or in the future by such holders and the shares of common stock issuable upon exercise of the warrants (the "Debt Warrants") issued in connection with such debt financing (the "Debt Registrable Shares"). As of January 13, 1999, after giving effect to the exercise of the Debt Warrants and excluding shares of common stock that are referenced in the Preferred Stock Registration Rights Agreement, the Debt Registrable Shares consisted of a total of 4,133,000 shares of common stock. If Value America proposes to register any of its securities under the Securities Act of 1933, either for its own account or for the account of other securityholders, the Debt Participants are entitled to notice of such registration and are entitled to include the Debt Registrable Shares therein; provided, however, among other conditions, that any underwriters for such offering may limit the number of such shares included in such registration. In addition, the Debt Participants may require Value America on not more than two occasions to file a registration statement under the Securities Act of 1933 with respect to the Debt Registrable Shares, and Value America is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, the Debt Participants may require Value America, on not more than six occasions and not more than once in any six-month period, to register the Debt Registrable Shares on Form S-3 when such form becomes available to Value America, subject to certain conditions and limitations. Value America will bear all of the expenses of such registration.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES, BYLAWS AND SECURITIES

     Value America's articles and bylaws contain provisions that might make more difficult the acquisition of control of Value America by means of a tender offer, a proxy contest, open market purchases or otherwise. The articles provide for Value America's board of directors to be divided into three classes serving staggered terms so that the initial terms of each class of directors will expire at the respective annual meetings of stockholders in 1999, 2000 and 2001. Starting with the annual meeting of stockholders in 1999, one class of directors will be elected each year for a three-year term, subject to the terms of a voting agreement among certain existing stockholders. See "Certain Transactions." A director may be removed only for cause and then only by the holders of at least a majority of the shares then entitled to vote at an election of directors.

     The articles require the affirmative vote of more than two-thirds of the outstanding shares of common stock for the approval of mergers, share exchanges, certain dispositions of assets and other extraordinary transactions. The articles further require the affirmative vote of the majority of the outstanding shares of common stock for the approval of amendments to the articles, except that the affirmative vote of at least three-quarters of the outstanding shares of common stock is required to approve an amendment to the articles that:

   o reduces or eliminates the number of authorized shares of Value America's capital stock,

   o amends or repeals Value America's staggered board of directors,

   o amends or repeals the articles' super-majority voting provisions,

   o amends or repeals the articles' indemnification provisions,

   o amends or repeals the articles' restrictions on the calling of special meetings of Value America's stockholders or

   o amends or repeals the articles' limitations on the removal of Value America's directors.

     The bylaws establish an advance notice procedure for the nomination, other than by the board of directors of Value America, of candidates for election as directors and for certain matters to be brought before an annual meeting of stockholders. A stockholder must give Value America notice not less than 90 days prior to an annual meeting of stockholders to nominate persons to be elected directors of Value America at such meeting or propose business matters to be considered at such meeting.

     The purpose of the relevant provisions of the articles and bylaws is to discourage certain types of transactions that may involve an actual or threatened change of control of Value America and to encourage persons seeking to acquire control of Value America to consult first with Value America's board of directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of Value America to an unsolicited proposal for a takeover of Value America that does not have the effect of

   o maximizing long-term stockholder value or is otherwise unfair to stockholders of Value America or

   o an unsolicited proposal for the restructuring or sale of all or part of Value America that could have such effects.

     As of April 3, 1999, Value America had issued warrants to purchase an aggregate of 6,776,637 shares of common stock. Of these warrants, warrants to purchase 118,320 shares will not vest until December 18, 1999. These warrants contain provisions that will accelerate vesting in the event of a change in control, which is defined generally to be

   o an acquisition of 50% or more of Value America's common stock by an unrelated person,

   o the approval by Value America's shareholders of a liquidation of Value America,

   o the sale by Value America of substantially all of its assets or

   o a reorganization or merger of Value America in which its stockholders will subsequently hold less than 50% of the resulting entity.

All other warrants have vested.


ELIMINATION OF LIABILITY AND INDEMNIFICATION

     The articles eliminate the liability of the officers and directors of Value America to Value America or its stockholders for monetary damages in any proceeding brought by or on behalf of stockholders of Value America except in cases of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The articles also provide for mandatory indemnification of any director or officer of Value America who is, was, or is threatened to be made a party to a proceeding, including a proceeding by or in the right of Value America because

   o he or she is or was a director or officer of Value America or

   o he or she is or was serving as a director, trustee, partner or officer of or another legal entity at the request of Value America,

against all liabilities and reasonable expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual's willful misconduct or knowing violation of the criminal law. In addition, the articles expressly authorize Value America to enter into agreements to indemnify its officers and directors to the fullest extent permitted by the articles and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     There is no pending litigation or proceeding involving an officer or director of Value America as to which indemnification is being sought, and Value America is not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The rights of indemnification provided in Value America's articles are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of stockholders or disinterested directors, or otherwise. In addition, the articles authorize Value America to maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of Value America, whether or not Value America would have the power to provide indemnification to such person.


CERTAIN CORPORATE GOVERNANCE PROVISIONS OF THE VIRGINIA ACT

     Value America is subject to certain anti-takeover provisions of the Virginia Act that regulate affiliated transactions, control share acquisitions and the adoption of stockholder rights plans. The "affiliated transactions" provisions of the Virginia Act restrict certain transactions ("Affiliated Transactions") between Value America and any person (an "Interested Stockholder") who beneficially owns more than 10% of any class of Value America's voting securities. These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Shareholder who has been such continuously since the date Value America first had 300 stockholders of record or whose acquisition of shares making such person an Interested Stockholder was previously approved by a majority of Value America's Disinterested Directors. "Disinterested Director" means, with respect to a particular Interested Stockholder, a member of Value America's board of directors who was a member on the date on which an Interested Stockholder became an Interested Stockholder or was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board of directors. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of Value America proposed by or on behalf of an Interested Stockholder, or any reclassification, including a reverse stock split, recapitalization or merger of Value America with its subsidiaries, which increases the percentage of voting shares beneficially owned by an Interested Stockholder by more than 5%.

     The "affiliated transaction" provisions of the Virginia Act prohibit Value America from engaging in an Affiliated Transaction with an Interested Stockholder for a period of three years after the Interested Stockholder became such unless the transaction is approved by the affirmative vote of a majority of the Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Stockholder. Following the three-year period, in addition to any other vote required by law, an Affiliated Transaction must be approved either by a majority of the Disinterested Directors or by the stockholder vote described in the preceding sentence unless the transaction satisfies the fair-price provisions of the statute. These fair-price provisions require, in general, that the consideration to be received by stockholders in the Affiliated Transaction

   o be in cash or in the form of consideration used by the Interested Stockholder to acquire the largest number of its shares and

   o not be less, on a per share basis, than the amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Stockholder for shares it acquired and the fair market value of the shares on specified dates.

     Value America is also subject to the "control share acquisitions" provision of the Virginia Act, which provides that shares of Value America's voting securities which are acquired in a "control share acquisition" have no voting rights unless such rights are granted by a stockholders' resolution approved by the holders of a majority of the votes entitled to be cast on the election of directors by persons other than the acquiring person or any officer or employee-director of Value America. A "Control Share Acquisition" is an acquisition of voting shares which, when added to all other voting shares beneficially owned by the acquiring person, would cause such person's voting strength with respect to the election of directors to meet or exceed any of the following thresholds: one-fifth, one-third or a majority. "Beneficial ownership" means the sole or shared power to dispose or direct the disposition of shares, or the sole or shared power to vote or direct the voting of shares, or the sole or shared power to acquire shares, including any such power which is not immediately exercisable, whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise. A person is deemed to be a beneficial owner of shares as to which such person may exercise voting power by virtue of an irrevocable proxy conferring the right to vote. An acquiring person is entitled, before or after a Control Share Acquisition, to file a disclosure statement with Value America and demand a special meeting of stockholders to be called for the purpose of considering whether to grant voting rights for the shares acquired or proposed to be acquired. Value America may, during specified periods, redeem the shares so acquired if no disclosure statement is filed or if the stockholders have failed to grant voting rights to such shares. In the event full voting rights are granted to an acquiring person who then has majority voting power, those stockholders who did not vote in favor of such grant are entitled to dissent and demand payment of the fair value of their shares from Value America. The control share acquisitions statute does not apply to an actual or proposed Control Share Acquisition if the articles or bylaws are amended, within the time limits specified in the statute, to so provide.

     Finally, the stockholder rights plan provisions of the Virginia Act permit Value America's board of directors to adopt a stockholder rights plan that could render a hostile takeover prohibitively expensive if the Board determines that such a takeover is not in the best interests of Value America.

     A corporation may, at its option, elect not to be governed by the foregoing provisions of the Virginia Act by amending its articles of incorporation or bylaws to exempt itself from coverage; provided, however, that any such election not to be governed by the "affiliated transactions" statute must be approved by the corporation's stockholders and will not become effective until 18 months after the date it is approved. Value America has not elected to exempt itself from coverage under these statutes.


TRANSFER AGENT AND REGISTRAR

     American Securities Transfer & Trust, Inc. serves as Value America's transfer agent and registrar.


LISTING

     Value America's common stock has been approved for quotation on the Nasdaq National Market under the proposed symbol "VUSA."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, Value America will have 43,434,862 shares of common stock outstanding, based on shares outstanding on April 3, 1999. Of the outstanding shares, the 5,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933 unless purchased by "affiliates" of Value America, as that term is defined in Rule 144 under the Securities Act of 1933. All of the remaining 37,934,862 outstanding shares (the "Restricted Shares") will be "restricted securities" as defined in Rule 144. Restricted securities generally may be sold in the public market only if they are registered under the Securities Act of 1933 or sold in compliance with Rule 144. The Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the holder thereof will not offer, sell, contract to sell, grant an option to purchase, make a short sale or otherwise dispose of, or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of, any shares of common stock or any option or warrant to purchase shares of common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 under the Securities Act of 1933, none of these shares will be available for sale in the public market until 180 days after the date of this prospectus. Beginning 180 days after the date of this prospectus or earlier with the consent of BancBoston Robertson Stephens, approximately 28,103,412 of these shares will be eligible for immediate resale in the public market under Rule 144 under the Securities Act of 1933.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned Restricted Shares for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   o 1% of the number of shares of common stock then outstanding, or approximately 434,349 shares immediately after this offering, or

   o the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Value America. Under Rule 144(k), a person who is not deemed to have been an affiliate of Value America at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding periods of certain prior owners, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The one-year and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the Restricted Shares from Value America or an affiliate of Value America.

     Approximately 90 days after the closing of this offering, Value America intends to file a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock subject to incentive awards outstanding or reserved for issuance under Value America's stock incentive plan. Based on the number of shares subject to outstanding options at April 3, 1999, and currently reserved for issuance under all such plans, such registration statement will cover 6,250,000 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market upon the filing of such registration statement subject to Rule 144 volume limitations applicable to affiliates of Value America, and, in the case of existing stockholders, subject to the expiration of the 180-day lock-up agreements described above.

                                 UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Volpe Brown Whelan & Company, LLC and The Robinson-Humphrey Company, LLC, have severally agreed with Value America, subject to the terms and conditions set forth in the underwriting agreement, to purchase from Value America the numbers of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.



                                                    NUMBER
UNDERWRITER                                        OF SHARES
----------------------------------------------   ------------
  BancBoston Robertson Stephens Inc. .........    2,430,000
  Volpe Brown Whelan & Company, LLC ..........    2,160,000
  The Robinson-Humphrey Company, LLC .........      810,000
  E*trade Securities .........................      100,000
                                                  ---------
     Total ...................................    5,500,000
                                                  =========

     Value America has been advised that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $.97 per share, of which $.10 may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by Value America as set forth on the cover page of this prospectus.

     Craig A. Winn, the Chairman and a Founder of Value America, and Rex Scatena, the Vice Chairman and General Counsel and a Founder of Value America (the "selling stockholders"), have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 825,000 additional shares of common stock at the same price per share as Value America will receive for the 5,500,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 5,500,000 shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 5,500,000 shares are being sold. The selling stockholders will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 5,500,000 shares of common stock offered hereby.

     The following table shows the per share and total underwriting discounts and commissions to be paid by Value America and the selling stockholders to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.



                                                                              WITHOUT
                                                             PER SHARE         OPTION         WITH OPTION
                                                            -----------   ---------------   ---------------
    Public offering price ...............................     $ 23.00      $126,500,000      $145,475,000
    Underwriting discounts and commissions ..............     $  1.61      $  8,855,000      $ 10,183,250
    Proceeds, before expenses, to Value America .........     $ 21.39      $117,645,000      $117,645,000
    Proceeds to selling stockholders ....................     $ 21.39      $       --        $ 17,646,750

The expenses of the offering are estimated at $2.2 million and are payable entirely by Value America. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on April 13, 1999.

     The underwriting agreement contains covenants of indemnity among the underwriters, Value America and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Each of Value America's executive officers, directors, director-nominees and other stockholders of record has agreed with the representatives, for a period of 180 days after the date of this prospectus (the "Lock-Up Period"), not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the representatives and any of Value America's stockholders providing consent by the representatives to the sale of shares prior to the expiration of the Lock-Up Period. In addition, Value America has agreed that, during the Lock-Up Period, it will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens Inc., (a) consent to the disposition of any shares held by stockholders prior to the expiration of the Lock-Up Period or (b) issue, sell, contract to sell or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than Value America's sale of shares in the offering, its issuance of common stock upon the exercise of currently outstanding options and warrants, and its issuance of incentive awards under its stock incentive plan. See "Shares Eligible for Future Sale."

     At the request of Value America, the underwriters have reserved up to 385,000 shares of common stock for sale, at the initial public offering price, to employees, business associates and other friends of Value America through a directed share program. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent participants in the directed share program purchase the reserved shares.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the common stock of Value America. Consequently, the initial public offering price for the common stock offered hereby has been determined through negotiations between Value America and the representatives. Among the factors considered in such negotiations were prevailing market conditions, certain financial information of Value America, market valuations of other companies that Value America and the representatives believe to be comparable to Value America, estimates of the business potential of Value America, the present state of Value America's development and other factors deemed relevant.

     The Robinson-Humphrey Company, LLC, which is serving as one of the representatives, identified an entity that made a short-term loan of $5.0 million to Value America in October 1998. The loan was repaid in December 1998. For its services, Robinson-Humphrey received a fee of $150,000 from Value America.

     STABILIZATION. The representatives have advised Value America that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised Value America that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Value America by LeClair Ryan, A Professional Corporation, Richmond, Virginia. Gary D. LeClair, the Chairman of LeClair Ryan, A Professional Corporation, is a director of Value America, and Mr. LeClair and certain of his partners beneficially own, in the aggregate, 201,252 shares of common stock. See "Management -- Executive Officers, Directors and Key Personnel" and "Principal Stockholders." Certain legal matters in connection with this offering will be passed upon for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.


                                    EXPERTS

     The financial statements of Value America, Inc. as of December 31, 1997 and 1998, and for the period from inception (March 13, 1996) through December 31, 1996 and for the years ended December 31, 1997 and 1998, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of Value America, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the Securities and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at Seven World Trade Center, 13th Floor, New York, New York 10048 or at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call 1-800-SEC-0330 for further information about the operation of the public reference rooms.

     We will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

     The registration statement and our other Securities and Exchange Commission filings can also be reviewed by accessing the Securities and Exchange Commission's Internet site at HTTP://WWW.SEC.GOV, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                      (This Page Intentionally Left Blank)

                         INDEX TO FINANCIAL STATEMENTS



                                                                                              PAGE
                                                                                             -----
Report of Independent Accountants ........................................................    F-2
Financial Statements:
 Balance Sheets as of December 31, 1997 and 1998 .........................................    F-3
 Statements of Operations for the period from Inception (March 13, 1996) through December
   31, 1996, and the years ended December 31, 1997 and 1998 ..............................    F-4
 Statements of Changes in Stockholders' Equity (Deficit) for the period from Inception
   (March 13, 1996) through December 31, 1996, and the years ended December 31, 1997
    and 1998 .............................................................................    F-5
 Statements of Cash Flows for the period from Inception (March 13, 1996) through December
    31, 1996, and the years ended December 31, 1997 and 1998 .............................    F-6
 Notes to Financial Statements ...........................................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF VALUE AMERICA, INC.

     In our opinion, the accompanying balance sheets and related statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Value America, Inc., at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from Inception (March 13, 1996) through December 31, 1996, and the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Value America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP





McLean, Virginia
March 5, 1999

                              VALUE AMERICA, INC.


                                BALANCE SHEETS

                                                                                                                PRO FORMA
                                                                                                                 BALANCE
                                                                                     DECEMBER 31,               SHEET AT
                                                                           --------------------------------   DECEMBER 31,
                                                                                 1997            1998         1998 (NOTE 1)
                                                                           --------------- ---------------- ----------------
                                                                                                               (UNAUDITED)
                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ..............................................  $ 10,340,987    $  20,126,707    $  83,746,956
  Restricted cash ........................................................            --        5,000,000        5,000,000
  Accounts receivable, net of allowance of $49,000 and $1,021,000 ........       458,005        3,010,963        3,010,963
  Debt issuance costs ....................................................            --       26,095,090               --
  Inventory ..............................................................            --          639,613          639,613
  Other current assets ...................................................         7,128               --               --
                                                                            ------------    -------------    -------------
   TOTAL CURRENT ASSETS ..................................................    10,806,120       54,872,373       92,397,532
                                                                            ------------    -------------    -------------
Equipment, furniture and fixtures, net ...................................       167,800        2,061,801        2,061,801
Restricted cash ..........................................................            --        1,500,000        1,500,000
Deferred offering costs ..................................................            --        1,368,884        1,368,884
Note receivable from officer .............................................            --          250,000          250,000
Other assets .............................................................        20,158           44,608           44,608
                                                                            ------------    -------------    -------------
   TOTAL ASSETS ..........................................................  $ 10,994,078    $  60,097,666    $  97,622,825
                                                                            ============    =============    =============

                                       LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
                                              AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable .......................................................  $    126,643    $  15,568,171    $  15,568,171
  Accrued expenses .......................................................       707,133        4,514,531        4,514,531
  Deferred revenue .......................................................       352,500        2,204,270        2,204,270
  Accrued stock-based compensation .......................................       273,000        1,372,416        1,372,416
  Notes payable ..........................................................            --       29,024,444               --
  Other current liabilities ..............................................        18,041          142,841          142,841
                                                                            ------------    -------------    -------------
   TOTAL CURRENT LIABILITIES .............................................     1,477,317       52,826,673       23,802,229
                                                                            ------------    -------------    -------------
Deferred revenue .........................................................     1,294,586          930,101          930,101
Other liabilities ........................................................        66,644           83,383           83,383
                                                                            ------------    -------------    -------------
   TOTAL LIABILITIES .....................................................     2,838,547       53,840,157       24,815,713
                                                                            ------------    -------------    -------------
Commitments and contingencies
MANDATORILY REDEEMABLE PREFERRED STOCK:
  Series A, without par value, convertible, 5% cumulative dividend;
   5,000,000 shares authorized, issued and outstanding, actual
   (0 pro forma); redeemable for $4.00 per share .........................     9,465,982       14,439,832               --
  Series B, without par value, convertible, 5% cumulative dividend;
   617,979 shares authorized, issued and outstanding, actual (0 in
   1997 and pro forma); redeemable for $60.94 per share ..................            --       23,381,772               --
  Series C, without par value, convertible, 5% cumulative dividend; 0 shares authorized, issued and outstanding, actual and pro forma;
   redeemable for $20.00 per share .......................................            --               --               --
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, without par value, 0 shares authorized, actual;
   25,000,000 shares authorized, pro forma; 0 shares issued and outstanding, actual and pro forma .....................................
  Common stock, without par value, 100,000,000 shares authorized, actual; 500,000,000 shares authorized, pro forma; 23,152,500 and
   23,777,700 shares issued and outstanding, actual (37,934,862 pro
   forma) ................................................................      (455,500)       7,481,718      148,293,322
  Warrants ...............................................................                     26,584,714       18,698,763
  Accumulated deficit ....................................................      (854,951)     (65,630,527)     (94,184,973)
                                                                            ------------    -------------    -------------
   TOTAL STOCKHOLDERS' EQUITY (DEFICIT) ..................................    (1,310,451)     (31,564,095)      72,807,112
                                                                            ------------    -------------    -------------
   TOTAL LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND
    STOCKHOLDERS' EQUITY (DEFICIT) .......................................  $ 10,994,078    $  60,097,666    $  97,622,825
                                                                            ============    =============    =============

   The accompanying notes are an integral part of these financial statements.

                              VALUE AMERICA, INC.


                           STATEMENTS OF OPERATIONS





                                                          PERIOD FROM
                                                           INCEPTION
                                                          (MARCH 13,                    YEAR ENDED
                                                         1996) THROUGH                 DECEMBER 31,
                                                         DECEMBER 31,    ---------------------------------------
                                                             1996              1997                1998
                                                        --------------   ----------------   -----------------
REVENUES:
 Net sales ..........................................     $       --     $   47,677          $ 40,269,018
 Product presentations ..............................             --         85,764             1,274,570
                                                          ----------     ----------          ------------
   Total revenues ...................................             --        133,441            41,543,588
                                                          ----------     ----------          ------------
COST OF REVENUES:
 Cost of goods sold .................................             --         31,025            40,050,715
 Product presentations ..............................         96,680        454,617               725,112
                                                          ----------     ----------          ------------
   Total cost of revenues ...........................         96,680        485,642            40,775,827
                                                          ----------     ----------          ------------
Gross (loss) margin .................................        (96,680)      (352,201)              767,761
                                                          ----------     ----------          ------------
OPERATING EXPENSES:
 Sales, advertising and marketing ...................         43,863        487,626            38,485,228
 General and administrative .........................        152,018        544,479             7,365,651
 Technical and system development ...................        135,896        486,776             4,109,208
 Professional fee ...................................             --             --             1,700,218
                                                          ----------     ----------          ------------
   Total operating expenses .........................        331,777      1,518,881            51,660,305
                                                          ----------     ----------          ------------
 Operating loss .....................................       (428,457)    (1,871,082)          (50,892,544)
OTHER INCOME AND EXPENSES:
 Interest income (expense), net .....................          3,383         17,823            (2,723,279)
                                                          ----------     ----------          ------------
NET LOSS ............................................       (425,074)    (1,853,259)          (53,615,823)
 Accretion and dividends on Series A
   and Series B redeemable preferred
   stock ............................................            --        (188,368)          (11,159,753)
                                                          ----------     ----------          ------------
 Net loss available for common stockholders .........   $   (425,074)   $(2,041,627)         $(64,775,576)
                                                        ============    ===========          ============
NET LOSS PER COMMON SHARE:
 Basic ..............................................   $      (0.02)   $     (0.09)         $      (2.80)
                                                        ============    ===========          ============
 Diluted ............................................   $      (0.02)   $     (0.09)         $      (2.80)
                                                        ============    ===========          ============
WEIGHTED AVERAGE NUMBER OF SHARES:
 Basic ..............................................     22,500,000     22,615,625            23,154,213
                                                        ============    ===========          ============
 Diluted ............................................     22,500,000     22,615,625            23,154,213
                                                        ============    ===========          ============

   The accompanying notes are an integral part of these financial statements.

                              VALUE AMERICA, INC.


            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)





                                                COMMON STOCK
                                       ------------------------------
                                                                                           ACCUMULATED
                                          SHARES           AMOUNT          WARRANTS          DEFICIT             TOTAL
                                       ----------     ----------        -----------       ------------       ------------
Initial capitalization .............   22,500,000     $  150,000        $        --       $         --       $    150,000
Net loss ...........................           --             --                 --           (425,074)          (425,074)
                                       ----------     ----------        -----------       ------------       ------------
BALANCE, DECEMBER 31, 1996 .........   22,500,000        150,000                 --           (425,074)          (275,074)
                                       ----------     ----------        -----------       ------------       ------------
Common stock granted as
 employee compensation .............       75,000         43,750                 --                 --             43,750
Transfer of S-corporation losses
 upon reincorporation as a
 C-corporation .....................           --     (1,611,750)                --          1,611,750                 --
Sale of common stock and
 warrants ..........................      577,500        962,500                 --                 --            962,500
Accrual of preferred stock
 dividends .........................           --             --                 --            (37,500)           (37,500)
Accretion of redeemable
 preferred stock ...................           --             --                 --           (150,868)          (150,868)
Net loss ...........................           --             --                 --         (1,853,259)        (1,853,259)
                                       ----------     ----------        -----------       ------------       ------------
BALANCE, DECEMBER 31, 1997 .........   23,152,500       (455,500)                --           (854,951)        (1,310,451)
                                       ----------     ----------        -----------       ------------       ------------
Sale of common stock and
 warrants ..........................      625,200      6,252,000                 --                 --          6,252,000
Stock issuance costs ...............           --        (15,000)                --                               (15,000)
Issuance of warrants with notes
 payable ...........................           --             --         26,584,714                 --         26,584,714
Accrual of preferred stock
 dividends .........................           --             --                 --         (1,747,344)        (1,747,344)
Accretion of redeemable
 preferred stock ...................           --             --                 --         (9,412,409)        (9,412,409)
Professional fee ...................           --      1,700,218                 --                 --          1,700,218
Net loss ...........................           --             --                 --        (53,615,823)       (53,615,823)
                                       ----------     ----------        -----------       ------------       ------------
BALANCE, DECEMBER 31, 1998 .........   23,777,700     $7,481,718        $26,584,714       $(65,630,527)      $(31,564,095)
                                       ==========     ==========        ===========       ============       ============

   The accompanying notes are an integral part of these financial statements.

                               VALUE AMERICA, INC


                           STATEMENTS OF CASH FLOWS

                                                                              PERIOD
                                                                          FROM INCEPTION
                                                                            (MARCH 13,
                                                                          1996) THROUGH        YEAR ENDED DECEMBER 31,
                                                                           DECEMBER 31,  -----------------------------------
                                                                               1996            1997              1998
                                                                         --------------- ---------------- -----------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss ............................................................. $(425,074)       $ (1,853,259)     $ (53,615,823)
  Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization .......................................     9,137              45,946            642,979
   Common stock granted as employee compensation .......................        --              43,750
   Stock-based compensation ............................................        --             273,000          1,099,416
   Professional fee ....................................................        --                  --          1,700,218
   Amortization of debt issuance costs .................................        --                  --          2,277,474
   Interest expense added to debt principal ............................        --                  --             24,444
  Changes in assets and liabilities:
   Accounts receivable .................................................   (12,500)           (445,505)        (2,552,958)
   Inventory ...........................................................        --                  --           (639,613)
   Note receivable from officer ........................................        --                  --           (250,000)
   Other assets ........................................................    (1,894)            (25,392)           (17,322)
   Accounts payable ....................................................    29,744              96,899         15,441,528
   Accrued expenses ....................................................    25,052              89,810          4,399,669
   Deferred revenue ....................................................   210,000           1,437,086          1,487,285
   Other liabilities ...................................................        --                  --                 --
                                                                         ---------       -------------      -------------
 NET CASH USED IN OPERATING ACTIVITIES .................................  (165,535)           (337,665)       (30,002,703)
                                                                         -------------   -------------      -------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
  Restricted cash ......................................................        --                  --         (6,500,000)
  Capital expenditures .................................................   (57,715)           (165,168)        (2,536,980)
                                                                         ---------       --------------     -------------
 NET CASH USED IN INVESTING ACTIVITIES .................................   (57,715)           (165,168)        (9,036,980)
                                                                         ---------       --------------     -------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from assets placed under capital lease ......................     5,558              46,892            269,593
  Principal payments under capital lease obligations ...................    (1,406)            (16,359)          (128,054)
  Proceeds from issuance of common stock ...............................   150,000             962,500          6,252,000
  Proceeds from issuance of preferred stock ............................        --          10,000,000         18,829,894
  Payment of offering costs ............................................        --            (130,115)        (3,339,886)
  Proceeds from issuance of debt and warrants ..........................        --                  --         29,000,000
  Payment of debt issuance costs .......................................        --                  --         (1,787,850)
  Borrowings ...........................................................   150,000              50,000          5,700,000
  Debt repayments ......................................................        --            (150,000)        (5,700,000)
  Dividends paid .......................................................        --                  --           (270,294)
                                                                         ---------       -------------      -------------
 NET CASH PROVIDED BY FINANCING ACTIVITIES .............................   304,152          10,762,918         48,825,403
                                                                         ---------       -------------      -------------
 NET INCREASE IN CASH AND CASH EQUIVALENTS .............................    80,902          10,260,085          9,785,720
 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ........................        --              80,902         10,340,987
                                                                         ---------       -------------      -------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD .............................. $  80,902        $ 10,340,987      $  20,126,707
                                                                         =========       =============      =============
 Non-cash investing and financing transactions:
  Issuance of common stock to an employee as compensation .............. $      --        $     43,750      $
                                                                         =========       =============      =============
  Increase in accrued expenses related to preferred stock offering costs $      --        $    592,271      $
                                                                         =========       =============      =============
  Accretion and dividends on redeemable preferred stock ................ $      --        $    188,368      $  11,159,753
                                                                         =========       =============      =============
  Issuance of warrants with notes payable .............................. $      --        $         --      $  26,584,714
                                                                         =========       =============      =============

   The accompanying notes are an integral part of these financial statements.

                              VALUE AMERICA, INC.

                         NOTES TO FINANCIAL STATEMENTS


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Value America, Inc. ("Value America") is an Internet-based retailer that sells a large selection of high quality, brand name products and services at competitive prices to both consumers and businesses. Additionally, Value America develops and maintains custom multi-media presentations for the products and services featured on its online store. Value America was considered to be a development stage enterprise until the first quarter of 1998.


     RISKS AND UNCERTAINTIES

     Value America is subject to all of the risks inherent in an early stage business in the technology and retail industries. These risks include, but are not limited to: limited operating history, limited senior management resources, management of a changing business, reliance on merchandise vendors, reliance on other third parties, competitive nature of the industry, dependence on the Internet and related security risks, development and maintenance of efficient information technologies to support the business, and uncertain ability to protect proprietary intellectual properties.


     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     CASH AND CASH EQUIVALENTS

     Value America considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.


     RESTRICTED CASH

     Through December 31, 1998, Value America entered into letter of credit agreements with vendors whereby Value America granted security interests and limited powers of attorney over certificates of deposit totaling $5.0 million. The letters of credit are callable if Value America defaults in the payments of trade payables to the secured vendors and expire through August 1999. The $5.0 million in certificates of deposit is included in restricted cash as of December 31, 1998.

     In April 1998, Value America entered into a two-year agreement for credit card clearing services which required Value America to establish a $1.5 million cash deposit account to cover potential chargebacks. Although the agreement may be terminated without penalty by either party, the credit card processor can require Value America to maintain the account for up to ten months following termination. Additionally, the credit card processor has a first priority lien and security interest in the deposit account until the funds are released to Value America. This cash deposit is included in restricted cash as of December 31, 1998.


     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of Value America's financial instruments, which include accounts receivable, accounts payable, notes payable, accrued expenses, and mandatorily redeemable preferred stock, is considered to approximate fair value due to the relatively short maturities of the respective instruments.


     INVENTORY AND COST OF GOODS SOLD

     Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Value America periodically commits to purchase quantities of merchandise from vendors prior to receiving customer

                              VALUE AMERICA, INC.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES -- Continued

orders. The inventory remains at the manufacturer or distributor that provides fulfillment services for Value America until it is sold to a third party. At December 31, 1998, Value America was not committed to any significant inventory purchases.

     In the year ended December 31, 1998, Value America purchased goods from one manufacturer that accounted for approximately 58% of net sales. The amount of net sales related to purchases from this manufacturer is minimal for the comparable period in 1997. Value America has no long-term contracts or arrangements with any of its manufacturers that guarantee the availability of merchandise, the continuation of particular payment terms, or the extension of credit. There can be no assurance that Value America's current manufacturers will continue to sell merchandise to Value America on current terms or that Value America will be able to establish new or extend current relationships to ensure acquisition of merchandise in a timely manner and on acceptable commercial terms. If Value America were unable to develop and maintain relationships that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, such inability could have a material adverse effect on Value America's financial position, results of operations and cash flows.


     EQUIPMENT, FURNITURE AND FIXTURES

     Equipment, furniture and fixtures are recorded at cost. Value America computes depreciation on a straight-line basis for financial reporting purposes and uses accelerated depreciation methods for tax purposes, where appropriate.


     REVENUE AND COST RECOGNITION

     Value America's online store showcases products and services using multi-media presentations that allow customers to learn about the features and benefits of the products and to purchase the products from Value America. Vendors ship products directly to the customer upon receipt of an order from Value America. Revenue from product sales is recognized upon shipment from the vendor. Value America is responsible for selling the merchandise, collecting payment from the customer, ensuring shipment to the customer and processing returned goods. Value America takes title to the product upon shipment and bears the risk of loss for collection, delivery and merchandise returns from customers. Value America accrues a reserve for estimated product returns at the time of sale.

     Value America has contractual agreements with vendors under which Value America prepares and maintains multi-media product presentations and lists vendors' merchandise in Value America's online store. These agreements provide for both the development and the Internet-access of these presentations for established contractual periods. Value America recognizes product presentation and listing revenue ratably over the period of the related agreement, beginning upon availability of the presentation in Value America's online store, and recognizes the costs of developing and maintaining presentations as incurred. At December 31, 1997 and 1998, Value America had total deferred revenue associated with product presentations of approximately $1.6 million and $2.4 respectively, which it will recognize over varying terms through 2000. The agreements generally provide for the payment of a renewal fee for presentations and merchandise listings beyond the initial agreement period. Revenues from renewal fees are recognized ratably over the renewal term.

     Value America also has deferred revenue of approximately $752,000 at December 31, 1998 associated with cash received for product sales in advance of the shipment of the underlying product, which will be recognized as revenue upon product shipment.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


     ADVERTISING

     Advertising costs are expensed as incurred. Cash received from cooperative advertising agreements is recorded as a reduction of advertising expense. Advertising expense for the years ended December 31, 1997 and 1998 was approximately $194,000 and $33.2 million, net of cooperative advertising of approximately $0 and $2.0 million respectively.


     VALUE AMERICA DOLLARS

     On certain purchases, Value America offers customers "Value America Dollars", which can be used against future purchases of merchandise from Value America's online store. Value America records a liability for Value America Dollars at the time of the sale on which the Value America Dollars are earned. At December 31, 1997 and 1998, Value America had recorded approximately $2,000 and $206,000, respectively, in accrued expenses for Value America Dollars.


     EARNINGS PER SHARE

     Statement of Financial Accounting Standards No. 128 (FAS 128), EARNINGS PER SHARE, establishes standards for computing and presenting earnings per share. Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the period, except if anti-dilutive. Potential common shares used in the diluted earnings per share calculation consist of (i) the incremental common shares issuable upon conversion of the mandatorily redeemable preferred stock (using the if-converted method) and (ii) shares issuable upon the exercise of stock options and warrants (using the treasury stock method).


     STOCK-BASED COMPENSATION

     FAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, defines a fair value based method of accounting for employee stock options or similar equity instruments. This statement allows companies to recognize compensation expense associated with stock-based awards either by the fair value method prescribed by FAS 123 or the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25. Value America uses the method prescribed by APB Opinion No. 25 for employee stock options and makes supplemental disclosures (Note 6) to show the effects of using the fair value-based measurement criteria. Value America accounts for options granted to non-employees as prescribed by FAS 123.


     INCOME TAXES

     FAS 109, ACCOUNTING FOR INCOME TAXES, requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years arising from differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.



     TECHNICAL AND SYSTEM DEVELOPMENT

     Technical and system development expenses consist primarily of payroll related expenses and consulting fees for the development of software to support Value America's web site and order fulfillment systems. Through December 31, 1998, technical and system development costs have been expensed as incurred.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


     STOCK SPLIT

     On July 1, 1998, Value America's board of directors approved a three-for-one split of Value America's common stock, which was effective as of September 1, 1998. All references to the number of shares issued and outstanding, the conversion factors for the Series A and Series B preferred stock and per share information for all periods presented have been adjusted to reflect the stock split.


     RECLASSIFICATIONS

     Certain reclassifications were made to the 1997 financial statements to conform to the 1998 presentation.


     NEW ACCOUNTING PRONOUNCEMENTS

     In 1998, Value America adopted FAS 130, REPORTING COMPREHENSIVE INCOME, which establishes standards for the reporting and display of comprehensive income and its components. The adoption of FAS 130 had no impact on Value America's net loss or stockholders' equity as the comprehensive loss was the same as Value America's net loss.

     In 1998, Value America adopted FAS 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This statement establishes standards for the way that public reporting enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in annual financial reports issued to stockholders. Value America currently operates in one operating and geographic segment. The adoption of FAS 131 does not have a material effect on the current operating or disclosure requirements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Costs incurred prior to the initial application of SOP 98-1, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. SOP 98-1 is effective for Value America's fiscal year ending December 31, 1999. Value America is currently evaluating the prospective impact of this pronouncement on Value America's financial condition, results of operations and cash flows.


     PRO FORMA BALANCE SHEET

     The accompanying unaudited pro forma balance sheet at December 31, 1998 reflects (i) the issuance in January 1999 of $5.0 million principal amount of notes payable and related warrants, which resulted in a debt issuance cost equal to the $4.5 million fair value of the warrants, (ii) the issuance in January 1999 of 20,000 shares of common stock at a price of $10.00 per share,
(iii) the issuance in January 1999 of 6,000,000 shares of Series C convertible preferred stock and related warrants, for which the proceeds were allocated to convertible preferred stock and warrants based upon the relative fair values of $48.6 million for the Series C convertible preferred stock and $11.4 million for the warrants, (iv) the allocation in January 1999 of the Series C convertible preferred stock's beneficial conversion feature of $19.8 million,
(v) the conversion of all of the outstanding shares of Value America's convertible preferred stock into 10,737,162 shares of common stock, (vi) the exercise of warrants, resulting in the cancellation of the $34.0 million principal amount of notes payable and the issuance of 3,400,000 shares of common stock, (vii) the write-off of unamortized debt issuance costs of $8.1 million as interest expense and $22.5 million to common stock, upon cancellation of the $34.0 million principal amount of notes payable, and (viii) the payment of approximately $1.0 million of accrued dividends on Value America's Series A and B convertible preferred stock, assuming consummation of the offering.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


2. ACCOUNTS RECEIVABLE

     Accounts receivable primarily represent amounts billed for multi-media product presentations, products shipped to business customers, receivables from vendors for returned products, product discounts, and cooperative advertising. Agreement terms permit Value America to bill 50% of the total product presentation agreement value at signing with the remainder billable when the presentations become available to customers on Value America's web site. Business customers that are extended credit are billed upon product shipment. Receivables from vendors for returned products are used as credits against future product purchases. Product discounts are billed upon shipment and cooperative advertising is billed upon airing of the respective advertisement. Value America recorded approximately $0, $49,000, and $972,000 in bad debt expense during the period from Inception (March 13, 1996) to December 31, 1996, and the years ended December 31, 1997 and 1998, respectively. There were no write-offs of accounts receivable in 1996, 1997, and 1998.


3. EQUIPMENT, FURNITURE AND FIXTURES



                                                          DECEMBER 31,
                                                  -----------------------------    DEPRECIABLE
                                                      1997            1998            LIVES
                                                  ------------   --------------   ------------
Computer hardware and software ................    $ 179,072      $ 2,153,254       2 years
Office furniture and equipment ................       37,580          469,890      2-5 years
Other .........................................        6,231          136,719       2 years
                                                   ---------      -----------
                                                     222,883        2,759,863
Accumulated depreciation ......................      (55,083)        (698,062)
                                                   ---------      -----------
Net equipment, furniture and fixtures .........    $ 167,800      $ 2,061,801
                                                   =========      ===========

     Computer equipment with a capitalized cost of approximately $51,000 and $270,000, and accumulated depreciation of approximately $34,000 and $15,000, at December 31, 1997 and 1998, respectively, was held under capital lease agreements.


4. NOTES PAYABLE AND LINE OF CREDIT

     At December 31, 1997 and 1998, Value America had a note payable to an employee in the amount of $50,000. This note bears interest at 5% annually with interest and principal payable on September 15, 2007. The note payable is included in other liabilities at December 31, 1997 and 1998.

     On April 8, 1998, Value America entered into a line of credit agreement with a bank, which provides for borrowings up to $5.0 million. Such borrowings are fully secured by liquid securities. Interest on any funds advanced will accrue at a rate of LIBOR plus 1.75% and the agreement expires on May 31, 1999. There were no amounts outstanding under this line of credit at December 31, 1998.

     Value America entered into a Revolving Credit Agreement ("Agreement") with a preferred stockholder and additional participants in October 1998, which was amended in November and December 1998 and January 1999. In connection with each amendment, warrants were issued to the preferred stockholder and the participants. Amounts outstanding under the Agreement and subsequent amendments totaled approximately $29.0 million at December 31, 1998 and $34.0 million at January 12, 1999 (Note 12). Borrowings under the Agreement bear interest at 11% annually with interest and principal payable on August 17, 1999. Upon a qualifying public offering, principal amounts outstanding under the Agreement are repayable through the exercise of common stock warrants.

     At December 31, 1998 Value America had issued 348,000 Type A common stock warrants, 2,900,000 Type B common stock warrants and 325,000 Type C common stock warrants in connection with the amendments to the Agreement.

                              VALUE AMERICA, INC.

4. NOTES PAYABLE AND LINE OF CREDIT -- Continued

     Type A Warrants have an exercise price of $0.01 per share of common stock and are exercisable upon the earlier of November 17, 1999, a qualifying public offering or a change in control, and until November 17, 2008. The exercise price is payable in cash or by Value America not issuing that number of shares having a fair market value equal to the exercise price.

     Type B Warrants have an exercise price of $10.00 per share of common stock and are exercisable upon issuance until November 17, 2008. The exercise price is payable in cash or by Value America not issuing that number of shares having a fair market value equal to the exercise price.

     Type B Warrants are mandatorily exercisable upon the closing of a qualifying public offering. Upon mandatory exercise, the holder must pay the exercise price by cancellation of the indebtedness outstanding under the Agreement.

     Type C Warrants have an exercise price of $10.00 per share of common stock and are exercisable upon issuance until the earlier of January 15, 2009 or three calendar years following a qualifying public offering. If the aggregate fair value of Value America's common stock does not exceed $600.0 million on or before the "Evaluation Date" (the earlier of December 31, 1999 or a change in control, as defined), the exercise price of the warrants changes to $0.01. The exercise price is payable in cash or by Value America not issuing that number of shares having a fair market value equal to the exercise price.

     Value America allocated the $26.6 million fair value of the Type A, B and C common stock warrants to stockholders' equity based upon the fair value of the warrants as determined by an independent valuation, and amortizes the resulting debt issuance costs as interest expense using the effective interest method until the earliest of maturity or conversion. Additionally, Value America recorded approximately $1.7 million in debt issuance costs paid in cash. Upon repayment of the debt through the exercise of the Type B warrants for common stock, the unamortized portion of the debt issuance costs attributable to the Type B warrants will be recorded to the equity accounts and the unamortized portion of the debt issuance costs attributable to the Type A and Type C warrants will be recorded as interest expense. Value America anticipates that the interest expense from the amortization of the debt issuance costs will have a material effect on its net loss in the quarter and year in which this public offering is completed. This amortization will not affect Value America's cash flows. At December 31, 1998, Value America had unamortized debt issuance costs of approximately $26.1 million associated with the Agreement, inclusive of approximately $1.5 million in debt issuance costs paid in cash. In the year ended December 31, 1998, Value America recorded interest expense of approximately $2.3 million related to amortization of debt issuance costs.

     Value America has an agreement with the lender to pay a one percent commitment fee on the borrowing capacity under the Revolving Credit Agreement. Commitment fees are immediately payable upon increases in the borrowing capacity. Value America paid $290,000 in commitment fees in the year ended December 31, 1998.

     Additionally, Value America has an agreement with a stockholder to pay finders' fees in connection with the aforementioned Revolving Credit Agreement. In the year ended December 31, 1998, fees were paid to this stockholder of approximately $323,000. In the event principal amounts outstanding under the Revolving Credit Agreement convert to equity prior to March 30, 1999, the stockholder is entitled to an additional fee of approximately $646,000, which will be recorded as interest expense.


5. MANDATORILY REDEEMABLE PREFERRED STOCK

     In December 1997, Value America sold 5,000,000 shares of 5% Cumulative Convertible Series A preferred stock ("Series A") for $10.0 million. Value America recorded proceeds from this sale, net of related issuance costs, of $9.3 million. These shares are convertible at any time at the option of the holder at a rate

                              VALUE AMERICA, INC.

5. MANDATORILY REDEEMABLE PREFERRED STOCK -- Continued

such that one preferred share is convertible into the number of common shares which results from dividing $2.00 by the $3.47 conversion price (subject to adjustment). Series A stockholders are entitled to the number of votes equal to the largest number of common shares into which the preferred shares could be converted on the record date for the determination of stockholders eligible to vote on a particular matter.

     If Value America does not successfully offer common shares to the public before December 19, 1999, the Series A shares may be redeemed at the option of the stockholder for $4.00 per share plus any unpaid dividends. If full redemption is not elected by the stockholder, 1,666,666 shares are mandatorily redeemable in each of January 2003, 2004 and 2005 at a price of $4.00 per share plus any unpaid dividends. In addition, if there is no successful public offering by December 19, 1999, the dividend rate increases to 9%, retroactive to the issuance date. Dividends accrue daily and are due quarterly on April 1, July 1, October 1 and January 1. The carrying amount of these securities is periodically adjusted to increase the carrying value to the redemption value of $20.0 million at December 19, 1999. Accretion for the years ended December 31, 1997 and 1998 was approximately $188,000 and $5.2 million, respectively, inclusive of cumulative, unpaid dividends at 9%.

     At the completion of a successful public offering of equity securities with aggregate gross proceeds of at least $25.0 million with a minimum common share price of $3.82, the Series A preferred shares will automatically convert to common shares, with certain registration rights.

     In June 1998, Value America sold 617,979 shares of 5% Cumulative Convertible Series B preferred stock ("Series B") for $18.8 million. Value America recorded proceeds from this sale, net of related offering costs, of $17.5 million. These shares are convertible at any time at the option of the holder at a rate such that one preferred share is convertible into three shares of common stock (subject to adjustment). Series B stockholders are entitled to the number of votes equal to the largest number of common shares into which the shares can be converted.

     If Value America does not successfully offer common shares to the public before December 19, 1999, the Series B shares may be redeemed at the option of the stockholder for $60.94 per share plus any unpaid dividends. If full redemption is not elected by the stockholder, 205,993 shares are mandatorily redeemable in each of January 2003, 2004 and 2005 at a price of $60.94 per share plus any unpaid dividends. In addition, if there is no successful public offering by December 19, 1999, the dividend rate increases to 9%, retroactive to the issuance date. Dividends accrue daily and are due quarterly on April 1, July 1, October 1 and January 1. The carrying amount of these securities is periodically adjusted to increase the carrying value to the redemption value of $37.7 million at December 19, 1999. Accretion for the year ended December 31, 1998 was approximately $5.9 million, inclusive of cumulative unpaid dividends at 9%.

     At the completion of a successful public offering of equity securities with aggregate gross proceeds of at least $25.0 million with a minimum common share price of $3.82, the Series B preferred shares will automatically convert to common shares, with certain registration rights.

     Certain of the Series B investors also acquired 617,979 shares of common stock from the two founders of Value America for $6.3 million.

     Value America paid finders' fees of $500,000 and $1.1 million, respectively, for the placement of the Series A and Series B preferred stock. These amounts are recorded as a reduction of the related proceeds.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


6. STOCKHOLDERS' EQUITY (DEFICIT)


     COMMON STOCK

     During 1996, Value America was capitalized with the issuance of an aggregate of 22,500,000 shares of common stock, without par value, to two founders for $150,000. A common stockholder is entitled to one vote for each common share held.

     In October and November 1997, Value America sold 427,500 and 150,000 shares of common stock at a price of $1.50 and $1.67 per share, respectively, and 213,750 warrants at a price of $0.33 per warrant. The warrants expire October 31, 2002 and allow the holder to purchase one share of common stock for $1.67.

     In June 1998, Value America's principal stockholder sold 288,321 shares of common stock to an entity which assisted in the promotion of the private placements of Series A and Series B preferred stock. The shares were sold for $1.0 million in cash and $1.0 million in notes payable to the stockholder, due June 30, 2003. The note is not payable unless the fair market value of the shares, as defined, exceeds $6.0 million on the determination date. The excess of the fair value of the stock sold by the principal stockholder over the consideration received was recognized as a period expense (with a corresponding increase in common stock) in the amount of approximately $1.7 million. The fair value of the note was determined by an independent valuation to be $226,000.

     In December 1998, Value America sold 625,200 shares of common stock and 118,320 warrants for $6.3 million. Of the total issuances, 175,620 shares of common stock and 52,686 warrants were issued to related parties and 449,580 shares of common stock and 65,634 warrants were issued to third parties. The warrants allow the holder to purchase one share of common stock for $10.00 and are exercisable after the vesting date, which is the earlier of December 18, 1999 or a qualifying public offering, until December 18, 2008.


     PREFERRED STOCK

     At December 31, 1998, 5,617,979 shares of preferred stock, without par value, were authorized, issued and outstanding. In January 1999, the authorized shares of preferred stock were increased to 25,000,000. (Notes 5 and 12).


     INCENTIVE PLAN

     In connection with Value America's Incentive Plan ("Plan"), Value America's board of directors has reserved 6,250,000 shares of common stock to grant nonqualified and incentive stock options to employees, officers, directors and certain non-employees. The exercise price of each option granted under the Plan is determined by the Compensation Committee of Value America's board of directors and is generally equal to the fair market value of Value America's common stock on the date of grant. The Plan also provides for the issuance of stock appreciation rights, restricted stock and incentive stock.

     The terms of option grants and issuances of stock appreciation rights, restricted stock and incentive stock, including vesting and terms of exercise, are determined by the Compensation Committee. Options granted through December 31, 1998 generally vest over periods up to five years and expire upon the earlier of ten years from the date of grant or upon termination of employment. Through December 31, 1998 no stock appreciation rights, restricted stock or incentive stock had been granted.

                              VALUE AMERICA, INC.

6. STOCKHOLDERS' EQUITY (DEFICIT) -- Continued

     A summary of stock option activity is as follows:



                                                                            WEIGHTED AVERAGE
                                                      NUMBER OF OPTIONS      EXERCISE PRICE
                                                     -------------------   -----------------
Outstanding, December 31, 1996 ...................               --             $   --
Granted ..........................................        2,591,625               0.88
Exercised ........................................               --                 --
Expired/forfeited ................................           (6,000)              1.67
                                                          ---------             ------
Outstanding, December 31, 1997 ...................        2,585,625               0.88
Granted ..........................................        2,062,105               6.70
Exercised ........................................               --                 --
Expired/forfeited ................................         (518,255)              3.74
                                                          ---------             ------
Outstanding, December 31, 1998 ...................        4,129,475            $  3.43
                                                          =========            =======
Exercisable at December 31, 1996 .................               --            $    --
                                                          ---------            -------
Exercisable at December 31, 1997 .................          441,426            $   .69
                                                          =========            =======
Exercisable at December 31, 1998 .................          953,904            $   .83
                                                          =========            =======
Available for grant at December 31, 1998 .........        2,120,525            $    --
                                                          =========            =======

     The following table summarizes information about stock options at December 31, 1998:



                                     OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                    ------------------------------------------------------   ---------------------------------
                                     WEIGHTED AVERAGE
                                        REMAINING
     RANGE OF           NUMBER         CONTRACTUAL       WEIGHTED AVERAGE        NUMBER       WEIGHTED AVERAGE
 EXERCISE PRICES     OUTSTANDING       LIFE (YEARS)       EXERCISE PRICE      EXERCISABLE      EXERCISE PRICE
-----------------   -------------   -----------------   ------------------   -------------   -----------------
$0.58-$ 1.67          2,414,625              9          $ 0.81                  944,904           $ 0.81
$3.47-$ 3.50            744,750              9          $ 3.50                    9,000           $ 3.50
$6.67-$10.16            970,100             10          $ 9.91                       --           $   --
                      ---------                                                 -------
                      4,129,475                                                 953,904
                      =========                                                 =======

     Certain options were issued during 1997 and 1998 which provide for cash bonuses upon exercise. Value America recorded approximately $273,000 and $267,000 in compensation for the years ended December 31, 1997 and 1998, respectively, related to these bonus provisions. Additional expense to be recognized related to these bonus provisions is as follows: 1999 -- $320,000; 2000 -- $52,000.

     Additionally, Value America issued options through December 31, 1998 with exercise prices less than the fair market value at the date of grant, resulting in compensation expense of approximately $832,000 for the year ended December 31, 1998. Additional expense to be recognized related to these options is as follows: 1999 -- $668,000; 2000 -- $420,000; 2001 -- $274,000; 2002 --
$135,000; 2003 -- $20,000.

     Value America applies APB Opinion No. 25 and related interpretations in accounting for its Plan and recognizes compensation expense for its employee stock-based awards based upon the intrinsic value method. If Value America had elected to recognize compensation expense using the fair value method prescribed by FAS No. 123, net loss for the period from Inception (March 13, 1996) through December 31, 1996 would be the same as currently presented. For the years ended December 31, 1997 and 1998 Value America's net loss and net loss per share would have been as follows:

                              VALUE AMERICA, INC.

6. STOCKHOLDERS' EQUITY (DEFICIT) -- Continued



                                                 YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                                 1997                1998
                                           ----------------   -----------------
NET LOSS:
As reported ............................     $ (1,853,259)      $ (53,615,823)
                                             ============       =============
Pro forma ..............................     $ (1,855,509)      $ (53,687,620)
                                             ============       =============
NET LOSS PER SHARE:
As reported, basic and diluted .........     $      (0.09)      $       (2.80)
                                             ============       =============
Pro forma, basic and diluted ...........     $      (0.09)      $       (2.80)
                                             ============       =============

     The fair value for these options was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:



                                        YEAR ENDED DECEMBER 31,
                                     -----------------------------
                                          1997            1998
                                     -------------   -------------
 Expected volatility .............        0.01%           0.01%
 Risk-free interest rate .........    5.7%-5.9%       4.1%-5.6%
 Expected life ...................   1-6 years       1-6 years
 Expected dividend yield .........          0%              0%

     Because the determination of the fair value of all options granted after Value America becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding table and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported net income (loss) for future years.


     EARNINGS PER SHARE

     The following table sets forth the calculation for the loss (numerator) and shares (denominator) for earnings per share:



                                                       PERIOD FROM
                                                        INCEPTION
                                                     (MARCH 13, 1996)
                                                         THROUGH               YEAR ENDED DECEMBER 31,
                                                       DECEMBER 31,     --------------------------------------
                                                           1996                1997                1998
                                                    -----------------   -----------------   ------------------
BASIC AND DILUTED EARNINGS PER SHARE:
LOSS (NUMERATOR):
Net loss ........................................      $  (425,074)       $  (1,853,259)      $  (53,615,823)
Less: Preferred stock dividends .................               --              (37,500)          (1,747,344)
Less: Accretion of preferred stock ..............               --             (150,868)          (9,412,409)
                                                       -----------        -------------       --------------
Loss available to common stockholders and assumed
  conversions ...................................      $  (425,074)       $  (2,041,627)      $  (64,775,576)
                                                       ===========        =============       ==============
SHARES (DENOMINATOR):
Weighted average common shares ..................       22,500,000           22,615,625           23,154,213
                                                       ===========        =============       ==============
Basic and diluted earnings per share ............      $     (0.02)       $       (0.09)      $        (2.80)
                                                       ===========        =============       ==============

     During the years ended December 31, 1996, 1997 and 1998, Series A and B preferred stock convertible into 0, 2,883,225 and 4,737,162 shares of common stock was outstanding, respectively, but is not included in

                              VALUE AMERICA, INC.

6. STOCKHOLDERS' EQUITY (DEFICIT) -- Continued

the earnings per share computation because it is anti-dilutive. During the years ended December 31, 1996, 1997, and 1998, options and warrants to purchase 0, 2,799,375, and 8,034,545 shares of common stock, respectively, were outstanding but are not included in the computation because they are anti-dilutive.


7. INCOME TAXES

     From Inception (March 13, 1996) through October 31, 1997, Value America has provided no provision for income taxes since it had elected, with the consent of its original stockholders, to be an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of Value America's taxable income. Accordingly, no provision for income taxes was recorded for this period. Effective November 1, 1997, Value America terminated its S Corporation status and recorded gross deferred tax assets of $478,787.

     Value America has not recorded a provision or benefit for income taxes for the period November 1, 1997 through December 31, 1997 and for the year ended December 31, 1998. The net increase in the valuation allowance of $20.0 million in 1998 relates primarily to income tax net operating losses generated from the current year operating loss. Value America has net operating loss carryforwards of approximately $3,000 and $50.0 million at December 31, 1997 and 1998, respectively. The net operating loss carryforwards expire in years 2012 through 2018. If certain substantial changes in Value America's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

     The components of deferred income tax assets (liabilities) are as follows:




                                                       DECEMBER 31,
                                              -------------------------------
                                                  1997             1998
                                              ------------   ----------------
Tax assets:
 Deferred revenue .........................    $  625,893     $   1,191,061
 Allowance for doubtful accounts ..........        18,620           488,680
 Net operating loss carryforwards .........         1,280        18,997,965
 Other ....................................         5,700           167,890
                                               ----------     -------------
 Gross deferred tax assets ................       651,493        20,845,596
Tax liabilities:
 Depreciation .............................            --          (193,879)
                                               ----------     -------------
 Gross deferred tax liabilities ...........            --          (193,879)
 Net deferred tax asset ...................       651,493        20,651,717
Valuation allowance .......................      (651,493)      (20,651,717)
                                               ----------     -------------
Net deferred tax assets ...................    $       --     $          --
                                               ==========     =============

     Deferred tax assets are offset by a full valuation allowance as the lack of earnings history gives rise to uncertainty as to whether the assets are realizable. As a result of Value America's history of operating losses and the uncertainty surrounding Value America's ability to recognize income tax benefits associated with such losses, no pro forma tax provision calculation or related earnings per share effects have been included in these financial statements as they relate to Value America's previous status as an S Corporation.

                              VALUE AMERICA, INC.

7. INCOME TAXES -- Continued

     A reconciliation between the statutory federal income tax rate and the effective rate of income tax expense follows:



                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                      -----------------------
                                                                         1997         1998
                                                                      ----------   ----------
Statutory federal income tax rate .................................        34%          34%
 Effect of S corporation status prior to November 1, 1997 .........       (23%)         --
 State income taxes ...............................................         1%           4%
 Stock compensation ...............................................        (6%)         (1%)
 Change in valuation allowance ....................................        (6%)        (37%)
                                                                          ---          ---
                                                                            0%           0%
                                                                          ===          ===

8. EMPLOYEE BENEFIT PLAN

     In June 1998, Value America adopted a 401(k) defined contribution savings plan. The plan covers all full-time employees who are at least 18 years of age. Participants may contribute up to 15% of pre-tax compensation, subject to certain limitations. Value America may make discretionary annual profit sharing contributions as well as discretionary employer matching contributions. Employees vest in employer matching contributions and profit sharing contributions over three years of eligible service. Value America has made no profit sharing or matching contributions, through December 31, 1998.


9. RELATED PARTY TRANSACTIONS

     At December 31, 1998, Value America had a note receivable from an officer in the amount of $250,000. The note bears interest at 6% annually with interest and principal due in September 2000. Value America has agreed to forgive $150,000 of the principal amount associated with the note if the officer is terminated without cause prior to December 31, 1999.

     Value America paid finders' fees to a stockholder of approximately $500,000, $1.4 million, and $1.0 million, respectively, in the years ended December 31, 1997 and 1998, and in January 1999, in connection with the placement of the Series A, B and C preferred stock and the Revolving Credit Agreement. Additional fees of approximately $646,000 are payable to this stockholder if principal amounts outstanding under the Revolving Credit Agreement convert to equity prior to March 30, 1999. Fees paid to the stockholder in conjunction with the placement of the Series A, B, and C preferred stock are recorded as a reduction of the related proceeds. Fees paid to the stockholder in conjunction with the Revolving Credit Agreement are recorded as debt issuance costs and are amortized as interest expense until the earliest of maturity or conversion (Notes 4 and 5).

     During 1998, Value America had notes payable to three shareholders in the amount of $700,000. Value America repaid all of the $700,000 outstanding balances of these notes payable and interest accrued at 10% prior to December 31, 1998.

     For the year ended December 31, 1997, 13% of net sales, or approximately $6,000, were to a stockholder. Sales to stockholders and other related parties were immaterial during the year ended December 31, 1998.

     At December 31, 1996, Value America had a non-interest bearing loan of $150,000 from a stockholder. This note was repaid during 1997.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


10. COMMITMENTS AND CONTINGENCIES

     Value America is subject to various legal claims in the ordinary course of business. In the opinion of management, none of these claims will have a material adverse effect on the financial position, results of operations or cash flows of Value America.

     Value America occasionally commits to purchase specified levels of inventory from vendors for resale under future product offers to customers. At December 31, 1998, Value America was not committed to any significant inventory purchases.

     Value America leases certain equipment and office space under non-cancelable operating leases. Lease terms range from one to two years and may include renewal options for additional periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases. At December 31, 1998, Value America is committed for the payment of minimum rentals under operating lease agreements of approximately $668,000, $277,000 and $228,000 for the years ending December 31, 1999, 2000 and 2001, respectively. Rent expense was approximately $11,000, $45,000 and $259,000 for the period from Inception (March 13, 1996) through December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

     At December 31, 1997 and 1998, Value America was obligated under various capital leases for equipment, which were capitalized at the present value of future minimum lease payments. Interest in connection with these leases was approximately $600, $5,000, and $6,000 for the period from Inception (March 13, 1996) through December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively. Remaining lease payments under capital leases will approximate $212,000 and $65,000 for the years ending December 31, 1999 and 2000, respectively.


11. LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998 Value America had approximately $26.6 million in cash, cash equivalents and restricted cash. For fiscal 1999, Value America's plans include a substantial expansion of its business, including such investments as the hiring of additional resources, systems investment and a national advertising campaign. In addition, subsequent to December 31, 1998, Value America received a total of $65.2 million of debt and equity financing from third parties (see Note 12).

     In the first half of fiscal 1999, Value America plans to complete the filing of a registration statement in connection with obtaining additional equity financing and to use such financing to fund the expansion of the business. Should the equity financing either be delayed or not occur, management has developed a contingent operating plan which, if ultimately necessary, management believes could involve scaling back in investments from levels presently budgeted for 1999. In management's view, were such contingency actions required and therefore pursued, Value America would have sufficient liquidity to continue in business at least through fiscal 1999. There can be no assurance, however, that such contingency actions would be successful.


12. SUBSEQUENT EVENTS

     On January 12, 1999, Value America sold 6,000,000 shares of 5% Cumulative Convertible Series C preferred stock ("Series C") and warrants for $60.0 million. Value America sold 5,000,000 of the Series C shares to a related party and 1,000,000 of the Series C shares to third party investors. Value America issued 1,800,000 Type D common stock warrants, 473,724 Type E common stock warrants and 37,843 Type F common stock warrants in connection with the Series C preferred stock. These Series C shares are convertible at the option of the holder into an equal number of shares of common stock upon the earlier of January 12, 2000, a qualifying public offering or a change in control. Series C stockholders are entitled to the number of votes equal to the largest number of common shares into which the shares can be converted.

                              VALUE AMERICA, INC.

12. SUBSEQUENT EVENTS -- Continued

     If Value America does not successfully offer common shares to the public before January 15, 2001, the Series C shares may be redeemed at the option of the holder for $20.00 per share plus any unpaid dividends. If full redemption is not elected by the stockholder, 2,000,000 shares are mandatorily redeemable in each of January 2003, 2004 and 2005 at a price of $20.00 per share plus any unpaid dividends. In addition, if there is no successful public offering by December 19, 1999, the dividend rate increases to 9%, retroactive to the issuance date. Dividends accrue daily and are due quarterly on April 1, July 1, October 1 and January 1. The carrying amount of these securities will periodically be adjusted to increase the carrying value to the redemption value of $120.0 million at January 15, 2001.

     At the completion of a successful public offering of equity securities with aggregate gross proceeds of at least $25.0 million and with a minimum common share price of $3.82, the Series C preferred shares will automatically convert to common shares, with certain registration rights.

     The Type D warrants have an exercise price of $10.00 per share of common stock and are exercisable upon issuance until the earlier of January 15, 2009 or three calendar years following a qualifying public offering. If the aggregate fair value of Value America's capital stock does not exceed $600.0 million on or before the "Evaluation Date" (as defined), the exercise price of the warrants changes to $0.01. The exercise price is payable in cash or by Value America not issuing that number of shares having a fair market value equal to the exercise price.

     The Type E warrants are only exercisable on the "Evaluation Date" if the aggregate fair value of Value America's common stock does not exceed $600.0 million on the "Evaluation Date," and otherwise expire. Type E warrants have an exercise price of $0.01 per share of common stock and, if exercisable as described in the preceding sentence, are exercisable until the earlier of January 15, 2009 or three calendar years following a qualifying public offering. The exercise price is payable in cash or by Value America not issuing that number of shares having a fair market value equal to the exercise price.

     The Type F warrants have an exercise price of $0.01 per share of common stock and are exercisable upon issuance until January 15, 2009. The exercise price is payable in cash or by Value America not issuing that number of shares having a fair market value equal to the exercise price.

     Value America will allocate $11.4 million for the Type D, E and F warrants to stockholders' equity and $48.6 million to the Series C preferred stock, based upon their relative fair values. Upon conversion of the Series C preferred stock into common stock, the remaining discount from redemption value will be recorded as accretion and is anticipated to have a material effect on net income or loss available to common stockholders in the quarter and year in which this public offering is completed. This accretion will not affect Value America's cash flows. Value America will record the Series C preferred stock's beneficial conversion feature of $19.8 million at issuance, which represents the difference between the Series C conversion price and the fair market value of the common stock times the 6,000,000 shares issued.

     Value America paid finders' fees of $1.0 million to a stockholder for the placement of the Series C preferred stock. This amount will be recorded as a reduction of the related proceeds.

     In January 1999, in accordance with the Revolving Credit Agreement (Note
4), Value America borrowed $5.0 million and issued 60,000 Type A warrants and 500,000 Type B warrants. Value America will allocate the fair value of the Type A and B warrants to stockholders' equity based upon the fair value of the warrants as determined by an independent valuation, and will amortize the resulting debt issuance costs as interest expense using the effective interest method until maturity or conversion. Upon repayment of the debt through exercise of the Type B warrants for common stock, the unamortized portion of the debt issuance costs attributable to the Type B warrants will be recorded to the equity accounts and the unamortized portion of the debt issuance costs attributable to the Type A warrants will be recorded as interest expense. Value America

                              VALUE AMERICA, INC.

12. SUBSEQUENT EVENTS -- Continued

anticipates that the interest expense from the amortization of the debt issuance costs will have a material effect on its net loss in the quarter and year in which this public offering is completed. This amortization will not affect Value America's cash flows.

     In January 1999, Value America sold 20,000 shares of common stock at $10 per share to third parties.

     In March 1999, Value America entered into a two year lease for equipment. Lease payments will approximate $79,000 and $95,000 for the years ending December 31, 1999 and 2000, respectively.

                      THE MARKETPLACE FOR A NEW MILLENNIUM

   Value America is an online store offering business and consumer products.
       We are a customer- and brand-centric solution serving each better by serving both better...


[Photograph of woman           A COMPREHENSIVE SOLUTION
speaking on telephone]         Value America is not a niche player selling goods in one or two categories. We offer products from over 800 brands because it is more convenient to shop at one store than in many.
                               Consumers deserve a store so big that most everything they need for home and office can be found in one convenient place.
[Photograph of man with        BETTER BUYING DECISIONS
laptop computer]               We demonstrate products so our customers can become better buyers. We have built an authoring system to efficiently
                               produce presentations that blend the written word, visual
                               imagery, audio and video. Our product presentations are
                               interactive and communicate -- directly to consumers -- each product's features, benefits and value.
[Photograph of customer        THE BEST OF BOTH WORLDS
service department]            Our customers can choose between the anonymity of the online experience and the personal interaction possible with customer support. Our people, empowered by technology, provide the
                               best of both worlds. The convergence of technology with the human touch enables Value America to sell more complex high quality products.
[Photograph of woman           GETTING OUT THE WORD
with desktop computer]         We reach millions of people by using off-line advertising to drive on-line revenues. Print and broadcast compaigns provide credibility and elevate consumer trust. Advertising is central to building our brand and leveraging our brand relationships. It is the fuel that powers our e-commerce machine, and is a core competency. Everything is created and produced in-house.
[Picture of man and            BRINGING PEOPLE AND PRODUCTS TOGETHER
woman with laptop computer]    We enable manufacturers to broaden their distribution and at the same time create closer customer contact. At Value America they can present and sell their products based upon merits, and still serve the customer more efficiently. Value America has built an automated and informative link that brings people and products together.

[VALUE AMERICA LOGO HERE]